

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

May 14, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SÜPPL

SEC
Mail Processing
Section

JUN 05 2009

Washington, DC
122

12g3-2 (b) filing number: 82-3636

Please find enclosed Garanti Bank's bank-only financial statements for the period
ended March 31, 2009 prepared in line with the BRSA's (Turkish Banking Regulation
and Supervision Agency) directives.

09046580

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Three-Month Period Ended

31 March 2009

*(Convenience Translation of Financial Statements and Related
Disclosures and Footnotes Originally Issued in Turkish)*

With Independent Auditors' Review Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ
14 May 2009

*This report contains "Independent Auditors' Review
Report" comprising 1 pages and; "Unconsolidated
Financial Statements and Related Disclosures and
Footnotes" comprising 77 pages.*



Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Independent Auditors' Review Report
Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the unconsolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") as of 31 March 2009 and the related unconsolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the three-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unconsolidated financial statements are not presented fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 31 March 2009 and the result of its operations and cash flows for the three-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Article 37 of the (Turkish) Banking Law No. 5411 and other communiques, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

İstanbul,
14 May 2009

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat ALSAN
Partner, Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Interim Financial Report
as of and for the Three-Month Period Ended 31 March 2009

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The Unconsolidated Interim Financial Report for the three-month period ended 31 March 2009 prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Bank
2. Unconsolidated Financial Statements
3. Accounting Policies of Unconsolidated Financial Statements
4. Financial Position and Results of Operations of the Bank
5. Disclosures and Footnotes on Unconsolidated Financial Statements
6. Independent Auditors' Review Report

The unconsolidated financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of Turkish Lira (TL).

Ferit F. Şahenk	**S. Ergun Özen**	**Aydın Şenel**	**Mustafa Keleş**
Board of Directors Chairman	General Manager	Executive Vice President	Financial Accounting Director

M. Cüneyt Sezgin	**Des O'Shea**
Audit Committee Member	Audit Committee Member

The authorized contact person for questions on this financial report:
Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

1   General Information

1.1   History of the bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 723 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2   The bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on bank's risk group

As of 31 March 2009, the group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9.765.000.000 shares of the Bank at a nominal value of TL 97,650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Doğuş Group that was established in 1951 initially for investments in construction sector, operates in seven sectors namely financial services, automotive, construction, real estate, tourism, media and energy with more than 70 companies and approximately 20 thousands employees.

The major worldwide joint ventures of the Group are; General Electric in finance and real estate, Volkswagen AG and TÜVSÜD in automotive, French Alstom and Japan Marubeni in construction, CNBC in media and Starwood Hotels & Resorts, Worldwide Inc., HMS International Hotel GmbH (Maritim) and Aldania GmbH in tourism.

The major investments of the Group in financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services.

GE operates in more than 100 countries through its four major business lines providing services through their own business units with more than 300 thousand employees. These four business lines are;

GE Technology Infrastructure
GE Energy Infrastructure
GE Capital Finance
NBC Universal

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

GE Global Banking that operates under GE Capital Finance, one of GE's major business lines extends loans to consumers, retailers and car vendors in 26 countries. GE Global Banking provides variety of financial products to customers such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate travelling and spending cards, debt consolidation.

1.3 **Information on the bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank**

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	19 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	27 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	21 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	35 years
Denis Arthur Hall	Member	08.10.2008	College	25 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	University	32 years
Dmitri Lysander Stockton	Member	22.12.2005	University	18 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	22 years

At the board of directors' meeting held on 2 April 2009, Xavier Pascal Durand has been assigned for the board member position.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	22 years
Adnan Memiş	EVP-Support Services	03.06.1991	Master	31 years
Afzal Mohammed Modak	EVP-Finance and Accounting	20.07.2007	Master	24 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	17 years
Ali Temel	EVP-Loans	21.10.1999	University	19 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	15 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	27 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	24 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	18 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	17 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	24 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	28 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	14 years
Avni Aydın Düren	EVP-Legal Services	15.01.2009	Master	15 years

The top management listed above does not hold any unquoted shares of the Bank.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

1.4 Information on the bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	1,119,800	26.6619%	1,119,800	-
GE Araştırma ve Müşavirlik Limited Şti	875,712	20.8503%	875,712	-

According to the decision made at the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held on 13 June 2008, the Bank repurchased all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of TL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of TL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "extraordinary reserves", and the value of remaining 2 founder share-certificates has been blocked in the bank accounts.

Subsequent to these purchases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

1.5 Summary information on the bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,

- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;

- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,

- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,

- Developing economical and financial relations with foreign organizations,

- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Unconsolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 March 2009

ASSETS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
		CURRENT PERIOD 31 March 2009			PRIOR PERIOD 31 December 2008		
		YTL	FC	Total	YTL	FC	Total
I. CASH AND BALANCES WITH CENTRAL BANK	(5.1.1)	1,934,158	3,214,663	5,148,821	2,575,050	2,956,524	5,531,574
II. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)	(5.1.2)	557,470	133,877	691,347	509,347	156,750	666,097
2.1 Financial assets held for trading		557,470	133,877	691,347	509,347	156,750	666,097
2.1.1 Government securities		147,156	11,933	159,089	4,663	15,599	20,262
2.1.2 Equity securities		5,200	-	5,200	600	-	600
2.1.3 Derivative financial assets held for trading		395,961	121,944	517,905	494,884	141,151	636,035
2.1.4 Other securities		9,153	-	9,153	9,200	-	9,200
2.2 Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1 Government securities		-	-	-	-	-	-
2.2.2 Equity securities		-	-	-	-	-	-
2.2.3 Loans		-	-	-	-	-	-
2.2.4 Other securities		-	-	-	-	-	-
III. BANKS	(5.1.3)	1,919,523	7,569,022	9,488,545	1,425,450	3,375,585	4,801,035
IV. INTERBANK MONEY MARKETS		-	-	-	40,552	-	40,552
4.1 Interbank money market placements		-	-	-	-	-	-
4.2 Istanbul Stock Exchange money market placements		-	-	-	40,552	-	40,552
4.3 Receivables from reverse repurchase agreements		-	-	-	-	-	-
V. FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)	(5.1.4)	15,464,950	2,651,427	18,116,377	14,887,550	2,458,231	17,345,781
5.1 Equity securities		26,562	55,915	82,477	25,679	44,989	70,668
5.2 Government securities		15,185,865	813,735	15,999,600	14,550,954	755,085	15,306,039
5.3 Other securities		252,523	1,781,777	2,034,300	310,917	1,658,157	1,969,074
VI. LOANS	(5.1.5)	27,709,387	23,044,954	50,754,341	28,030,439	21,876,968	49,907,407
6.1 Performing loans		27,350,232	23,044,954	50,395,186	27,580,293	21,876,968	49,457,261
6.1.1 Loans to bank's risk group	(5.7)	72,011	545,858	617,869	128,749	538,322	667,071
6.1.2 Government securities		-	-	-	-	-	-
6.1.3 Others		27,278,221	22,499,096	49,777,317	27,451,544	21,338,646	48,790,190
6.2 Loans under follow-up		1,511,177	-	1,511,177	1,239,739	-	1,239,739
6.3 Specific provisions (-)		1,152,022	-	1,152,022	789,593	-	789,593
VII. FACTORING RECEIVABLES		-	-	-	-	-	-
VIII. INVESTMENTS HELD-TO-MATURITY (Net)	(5.1.6)	5,830,324	1,692,115	7,522,439	6,054,289	1,563,008	7,617,297
8.1 Government securities		5,830,324	1,692,115	7,522,439	6,054,289	1,563,008	7,617,297
8.2 Other securities		-	-	-	-	-	-
IX. INVESTMENTS IN ASSOCIATES (Net)	(5.1.7)	27,705	-	27,705	27,705	-	27,705
9.1 Associates consolidated under equity accounting		-	-	-	-	-	-
9.2 Unconsolidated associates		27,705	-	27,705	27,705	-	27,705
9.2.1 Financial investments in associates		25,991	-	25,991	25,991	-	25,991
9.2.2 Non-financial investments in associates		1,714	-	1,714	1,714	-	1,714
X. INVESTMENTS IN SUBSIDIARIES (Net)	(5.1.8)	234,108	610,195	844,303	229,368	582,760	812,128
10.1 Unconsolidated financial investments in subsidiaries		223,185	610,195	833,380	219,005	582,760	801,765
10.2 Unconsolidated non-financial investments in subsidiaries		10,923	-	10,923	10,363	-	10,363
XI. INVESTMENTS IN JOINT-VENTURES (Net)	(5.1.9)	-	-	-	-	-	-
11.1 Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2 Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1 Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2 Non-financial investments in joint-ventures		-	-	-	-	-	-
XII. LEASE RECEIVABLES (Net)	(5.1.10)	-	-	-	-	-	-
12.1 Financial lease receivables		-	-	-	-	-	-
12.2 Operational lease receivables		-	-	-	-	-	-
12.3 Others		-	-	-	-	-	-
12.4 Unearned income (-)		-	-	-	-	-	-
XIII. DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT	(5.1.11)	-	-	-	-	69,161	69,161
13.1 Fair value hedges		-	-	-	-	-	-
13.2 Cash flow hedges		-	-	-	-	69,161	69,161
13.3 Net foreign investment hedges		-	-	-	-	-	-
XIV. TANGIBLE ASSETS (Net)	(5.1.12)	1,080,516	1,141	1,081,657	1,083,517	1,179	1,084,696
XV. INTANGIBLE ASSETS (Net)	(5.1.13)	17,668	-	17,668	15,764	-	15,764
15.1 Goodwill		-	-	-	-	-	-
15.2 Other intangibles		17,668	-	17,668	15,764	-	15,764
XVI. INVESTMENT PROPERTY (Net)	(5.1.14)	-	-	-	-	-	-
XVII. TAX ASSET		54,164	-	54,164	34,255	-	34,255
17.1 Current tax asset		-	-	-	70	-	70
17.2 Deferred tax asset	(5.1.15)	54,164	-	54,164	34,185	-	34,185
XVIII. ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)	(5.1.16)	86,363	-	86,363	81,304	-	81,304
18.1 Assets held for sale		86,363	-	86,363	81,304	-	81,304
18.2 Assets of discontinued operations		-	-	-	-	-	-
XIX. OTHER ASSETS	(5.1.17)	862,772	75,905	938,677	844,459	61,645	906,104
TOTAL ASSETS		55,779,108	38,993,299	94,772,407	55,839,049	33,101,811	88,940,860

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 March 2009

LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
		CURRENT PERIOD 31 March 2009			PRIOR PERIOD 31 December 2008		
		YTL	FC	Total	YTL	FC	Total
I. DEPOSITS	(5.2.1)	32,180,491	26,126,534	58,307,025	29,006,986	23,708,295	52,715,281
1.1 Deposits from bank's risk group	(5.7)	363,851	260,318	624,169	311,435	413,825	725,260
1.2 Others		31,816,640	25,866,216	57,682,856	28,695,551	23,294,470	51,990,021
II. DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING	(5.2.2)	221,877	120,587	342,464	296,508	118,588	415,096
III. FUNDS BORROWED	(5.2.3)	2,477,274	9,019,630	11,496,904	2,076,975	8,766,471	10,843,446
IV. INTERBANK MONEY MARKETS		9,023,339	169,502	9,192,841	10,452,524	250,419	10,702,943
4.1 Interbank money market takings		-	-	-	-	-	-
4.2 Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3 Obligations under repurchase agreements		9,023,339	169,502	9,192,841	10,452,524	250,419	10,702,943
V. SECURITIES ISSUED (Net)		-	-	-	-	-	-
5.1 Bills		-	-	-	-	-	-
5.2 Asset backed securities		-	-	-	-	-	-
5.3 Bonds		-	-	-	-	-	-
VI. FUNDS		-	-	-	-	-	-
6.1 Borrower funds		-	-	-	-	-	-
6.2 Others		-	-	-	-	-	-
VII. MISCELLANEOUS PAYABLES		1,978,000	30,436	2,008,436	1,932,052	17,679	1,949,731
VIII. OTHER EXTERNAL FUNDINGS PAYABLE	(5.2.4)	629,599	265,793	895,392	627,284	225,365	852,649
IX. FACTORING PAYABLES		-	-	-	-	-	-
X. LEASE PAYABLES (Net)	(5.2.5)	755	21,654	22,409	597	22,760	23,357
10.1 Financial lease payables		829	22,903	23,732	631	24,176	24,807
10.2 Operational lease payables		-	-	-	-	-	-
10.3 Others		-	-	-	-	-	-
10.4 Deferred expenses (-)		74	1,249	1,323	34	1,416	1,450
XI. DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT	(5.2.6)	-	4,958	4,958	-	4,871	4,871
11.1 Fair value hedges		-	-	-	-	-	-
11.2 Cash flow hedges		-	4,958	4,958	-	4,871	4,871
11.3 Net foreign investment hedges		-	-	-	-	-	-
XII. PROVISIONS	(5.2.7)	889,383	21,880	911,263	781,480	22,951	804,431
12.1 General provisions		469,945	20,009	489,954	409,543	19,256	428,799
12.2 Restructuring reserves		-	-	-	-	-	-
12.3 Reserve for employee benefits		183,188	-	183,188	197,372	-	197,372
12.4 Insurance technical provisions (Net)		-	-	-	-	-	-
12.5 Other provisions		236,250	1,871	238,121	174,565	3,695	178,260
XIII. TAX LIABILITY	(5.2.8)	455,333	123	455,456	378,236	107	378,343
13.1 Current tax liability		455,333	123	455,456	378,236	107	378,343
13.2 Deferred tax liability		-	-	-	-	-	-
XIV. LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)	(5.2.9)	-	-	-	-	-	-
14.1 Assets held for sale		-	-	-	-	-	-
14.2 Assets of discontinued operations		-	-	-	-	-	-
XV. SUBORDINATED DEBTS	(5.2.10)	-	945,927	945,927	-	781,638	781,638
XVI. SHAREHOLDERS' EQUITY	(5.2.11)	10,064,430	124,902	10,189,332	9,291,133	177,941	9,469,074
16.1 Paid-in capital		4,200,000	-	4,200,000	4,200,000	-	4,200,000
16.2 Capital reserves		1,723,668	115,836	1,839,504	1,600,696	169,436	1,770,132
16.2.1 Share premium		11,880	-	11,880	11,880	-	11,880
16.2.2 Share cancellation profits		-	-	-	-	-	-
16.2.3 Securities value increase fund		426,861	119,126	545,987	288,033	104,484	392,517
16.2.4 Revaluation surplus on tangible assets		597,090	-	597,090	597,090	-	597,090
16.2.5 Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6 Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7 Bonus shares of associates, subsidiaries and joint-ventures		2,453	-	2,453	2,453	-	2,453
16.2.8 Hedging reserves (effective portion)		(87,170)	(3,290)	(90,460)	(71,314)	64,952	(6,362)
16.2.9 Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10 Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3 Profit reserves		1,739,511	9,066	1,748,577	1,739,949	8,505	1,748,454
16.3.1 Legal reserves		268,609	4,486	273,095	268,796	4,097	272,893
16.3.2 Status reserves		-	-	-	-	-	-
16.3.3 Extraordinary reserves		1,470,724	-	1,470,724	1,470,724	-	1,470,724
16.3.4 Other profit reserves		178	4,580	4,758	429	4,408	4,837
16.4 Profit or loss		2,401,251	-	2,401,251	1,750,488	-	1,750,488
16.4.1 Prior periods profit/loss		1,750,488	-	1,750,488	-	-	-
16.4.2 Current period net profit/loss		650,763	-	650,763	1,750,488	-	1,750,488
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		57,920,481	36,851,926	94,772,407	54,843,775	34,097,085	88,940,860

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Off-Balance Sheet Items
At 31 March 2009

OFF-BALANCE SHEET ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
		CURRENT PERIOD 31 March 2009			PRIOR PERIOD 31 December 2008		
		YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)		35,974,237	44,141,634	80,115,871	31,399,717	38,058,985	69,458,702
I. GUARANTEES AND SURETIES	(5.3.1)	4,421,934	10,614,731	15,036,665	4,231,196	10,034,868	14,266,064
1.1. Letters of guarantee		4,336,963	7,247,592	11,584,555	4,120,918	6,790,151	10,911,069
1.1.1. Guarantees subject to State Tender Law		-	805,793	805,793	238,990	541,707	780,697
1.1.2. Guarantees given for foreign trade operations		325,826	361,151	686,977	312,563	330,871	643,434
1.1.3. Other letters of guarantee		4,011,137	6,080,648	10,091,785	3,569,365	5,917,573	9,486,938
1.2. Bank acceptances		127	194,104	194,231	-	123,807	123,807
1.2.1. Import letter of acceptance		127	107,217	107,344	-	108,097	108,097
1.2.2. Other bank acceptances		-	86,887	86,887	-	15,710	15,710
1.3. Letters of credit		119	3,173,035	3,173,154	278	3,120,910	3,121,188
1.3.1. Documentary letters of credit		-	91	91	-	82	82
1.3.2 Other letters of credit		119	3,172,944	3,173,063	278	3,120,828	3,121,106
1.4. Guaranteed prefinancings		-	-	-	-	-	-
1.5. Endorsements		-	-	-	-	-	-
1.5.1. Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2. Other endorsements		-	-	-	-	-	-
1.6. Underwriting commitments		-	-	-	-	-	-
1.7. Factoring related guarantees		-	-	-	-	-	-
1.8. Other guarantees		84,725	-	84,725	110,000	-	110,000
1.9. Other sureties		-	-	-	-	-	-
II. COMMITMENTS	(5.3.1)	14,788,314	4,457,544	19,245,858	14,325,782	3,577,545	17,903,327
2.1 Irrevocable commitments		14,788,314	4,456,832	19,245,146	14,325,782	3,576,891	17,902,673
2.1.1. Asset purchase commitments		163,406	692,314	855,720	101,953	635,532	737,485
2.1.2. Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3. Share capital commitments to associates and subsidiaries		250	-	250	812	-	812
2.1.4. Loan granting commitments		2,805,204	2,233,643	5,038,847	2,787,561	1,535,359	4,322,920
2.1.5. Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6. Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7. Commitments for cheque payments		1,474,531	-	1,474,531	1,356,364	-	1,356,364
2.1.8. Tax and fund obligations on export commitments		28,186	-	28,186	25,834	-	25,834
2.1.9. Commitments for credit card limits		9,052,527	-	9,052,527	8,789,048	-	8,789,048
2.1.10. Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11. Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12. Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13. Other irrevocable commitments		1,264,210	1,530,875	2,795,085	1,264,210	1,406,000	2,670,210
2.2. Revocable commitments		-	712	712	-	654	654
2.2.1. Revocable loan granting commitments		-	-	-	-	-	-
2.2.2. Other revocable commitments		-	712	712	-	654	654
III. DERIVATIVE FINANCIAL INSTRUMENTS	(5.3.2)	16,763,989	29,069,359	45,833,348	12,842,739	24,446,572	37,289,311
3.1. Derivative financial instruments held for risk management		-	3,233	3,233	-	110,523	110,523
3.1.1. Fair value hedges		-	-	-	-	-	-
3.1.2. Cash flow hedges		-	3,233	3,233	-	110,523	110,523
3.1.3. Net foreign investment hedges		-	-	-	-	-	-
3.2. Trading derivatives		16,763,989	29,066,126	45,830,115	12,842,739	24,336,049	37,178,788
3.2.1 Forward foreign currency purchases/sales		2,303,346	3,387,130	5,690,476	1,842,879	2,509,939	4,352,818
3.2.1.1. Forward foreign currency purchases		1,176,167	1,656,971	2,833,138	835,846	1,346,064	2,181,910
3.2.1.2. Forward foreign currency sales		1,127,179	1,730,159	2,857,338	1,007,033	1,163,875	2,170,908
3.2.2. Currency and interest rate swaps		9,326,388	15,106,290	24,432,678	9,282,041	14,428,281	23,710,322
3.2.2.1. Currency swaps-purchases		7,066,805	5,267,532	12,334,337	5,342,075	6,590,355	11,932,430
3.2.2.2. Currency swaps-sales		2,259,583	9,769,980	12,029,563	3,939,966	7,799,523	11,739,489
3.2.2.3. Interest rate swaps-purchases		-	36,538	36,538	-	17,990	17,990
3.2.2.4. Interest rate swaps-sales		-	32,240	32,240	-	20,413	20,413
3.2.3. Currency, interest rate and security options		5,091,638	9,365,652	14,457,290	1,683,016	6,523,740	8,206,756
3.2.3.1. Currency call options		2,142,615	3,093,291	5,235,906	658,260	1,580,783	2,239,043
3.2.3.2. Currency put options		2,904,473	2,639,551	5,544,024	990,950	1,451,277	2,442,227
3.2.3.3. Interest rate call options		-	1,874,330	1,874,330	-	1,799,040	1,799,040
3.2.3.4 Interest rate put options		-	1,758,480	1,758,480	-	1,692,640	1,692,640
3.2.3.5. Security call options		40,330	-	40,330	33,806	-	33,806
3.2.3.6. Security put options		4,220	-	4,220	-	-	-
3.2.4. Currency futures		34,834	130,949	165,783	27,209	33,537	60,746
3.2.4.1. Currency futures-purchases		2,081	44,976	47,057	24,833	24,967	49,800
3.2.4.2. Currency futures-sales		32,753	85,973	118,726	2,376	8,570	10,946
3.2.5. Interest rate futures		-	13,240	13,240	-	-	-
3.2.5.1. Interest rate futures-purchases		-	-	-	-	-	-
3.2.5.2. Interest rate futures-sales		-	13,240	13,240	-	-	-
3.2.6. Others		7,783	1,062,865	1,070,648	7,594	840,552	848,146
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)		162,684,682	119,410,371	282,095,053	149,828,729	108,222,111	258,050,840
IV. ITEMS HELD IN CUSTODY		45,223,955	16,290,315	61,514,270	38,828,829	15,588,198	54,417,027
4.1. Customers' securities held		24,238,390	4,248,535	28,486,925	18,299,861	3,913,486	22,213,347
4.2. Investment securities held in custody		14,580,048	731,691	15,311,739	13,804,387	932,508	14,736,895
4.3. Checks received for collection		4,543,665	868,324	5,411,989	4,869,700	895,721	5,765,421
4.4 Commercial notes received for collection		1,829,155	1,877,450	3,706,605	1,822,785	1,776,262	3,599,047
4.5. Other assets received for collection		10,095	8,089,956	8,100,051	9,649	7,665,813	7,675,462
4.6 Assets received through public offering		-	37,239	37,239	-	25,454	25,454
4.7. Other items under custody		22,602	437,120	459,722	22,447	378,954	401,401
4.8 Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		117,460,727	103,120,056	220,580,783	110,999,900	92,633,913	203,633,813
5.1. Securities		559,281	264	559,545	77,210	-	77,210
5.2 Guarantee notes		17,419,492	7,496,847	24,916,339	16,424,680	6,927,507	23,352,187
5.3 Commodities		-	-	-	157	-	157
5.4 Warranties		-	-	-	-	-	-
5.5. Real estates		21,364,865	22,431,098	43,795,963	19,469,018	20,275,144	39,744,162
5.6. Other pledged items		78,116,919	73,191,360	151,308,279	75,028,665	65,430,814	140,459,479
5.7 Pledged items-depository		170	487	657	170	448	618
VI. CONFIRMED BILLS OF EXCHANGE AND SURETIES		-	-	-	-	-	-
TOTAL OFF-BALANCE SHEET ITEMS (A+B)		198,658,919	163,552,005	362,210,924	181,228,446	146,281,096	327,509,542

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Income Statement
For the Three-Month Period Ended 31 March 2009

INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)	
		CURRENT PERIOD 1 January 2009- 31 March 2009	PRIOR PERIOD 1 January 2008- 31 March 2008
I. INTEREST INCOME	(5.4.1)	2,766,710	2,050,565
1.1 Interest income on loans		1,667,557	1,272,858
1.2 Interest income on reserve deposits		49,284	48,699
1.3 Interest income on banks		48,383	73,100
1.4 Interest income on money market transactions		727	971
1.5 Interest income on securities portfolio		959,374	609,536
1.5.1 Trading financial assets		6,286	3,737
1.5.2 Financial assets valued at fair value through profit or loss		-	-
1.5.3 Financial assets available-for-sale		677,886	488,200
1.5.4 Investments held-to-maturity		275,202	117,599
1.6 Financial lease income		-	-
1.7 Other interest income		41,385	45,401
II. INTEREST EXPENSE	(5.4.2)	1,660,457	1,280,494
2.1 Interest on deposits		1,236,950	888,501
2.2 Interest on funds borrowed		165,803	174,793
2.3 Interest on money market transactions		255,738	214,746
2.4 Interest on securities issued		-	-
2.5 Other interest expenses		1,966	2,454
III. NET INTEREST INCOME (I - II)		1,106,253	770,071
IV. NET FEES AND COMMISSIONS INCOME		417,919	379,508
4.1 Fees and commissions received		534,322	470,733
4.1.1 Non-cash loans		42,301	25,345
4.1.2 Others		492,021	445,388
4.2 Fees and commissions paid		116,403	91,225
4.2.1 Non-cash loans		218	53
4.2.2 Others		116,185	91,172
V. DIVIDEND INCOME	(5.4.3)	55	93
VI. NET TRADING INCOME/LOSSES (Net)	(5.4.4)	384,665	89,790
6.1 Trading account income/losses		77,765	27,259
6.2 Income/losses from derivative financial instruments		387,778	70,424
6.3 Foreign exchange gains/losses		(80,878)	(7,893)
VII. OTHER OPERATING INCOME	(5.4.5)	82,926	184,540
VIII. TOTAL OPERATING PROFIT (III+IV+V+VI+VII)		1,991,818	1,424,002
IX. PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)	(5.4.6)	577,163	254,396
X. OTHER OPERATING EXPENSES (-)	(5.4.7)	579,349	584,842
XI. NET OPERATING PROFIT/LOSS (VIII-IX-X)		835,306	584,764
XII. INCOME RESULTED FROM MERGERS		-	-
XIII. INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING		-	-
XIV. GAIN/LOSS ON NET MONETARY POSITION		-	-
XV. OPERATING PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)	(5.4.8)	835,306	584,764
XVI. PROVISION FOR TAXES (±)	(5.4.9)	184,543	131,500
16.1 Current tax charge		212,042	124,672
16.2 Deferred tax charge/(credit)		(27,499)	6,828
XVII. NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)	(5.4.10)	650,763	453,264
XVIII. INCOME FROM DISCONTINUED OPERATIONS		-	-
18.1 Income from assets held for sale		-	-
18.2 Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3 Others		-	-
XIX. EXPENSES FROM DISCONTINUED OPERATIONS (-)		-	-
19.1 Expenses on assets held for sale		-	-
19.2 Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3 Others		-	-
XX. PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)	(5.4.8)	-	-
XXI. PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)	(5.4.9)	-	-
21.1 Current tax charge		-	-
21.2 Deferred tax charge/(credit)		-	-
XXII. NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)	(5.4.10)	-	-
XXIII. NET PROFIT/LOSS (XVII+XXII)	(5.4.11)	650,763	453,264
EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		155	216

The accompanying notes are an integral part of these unconsolidated financial statements.

7

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Income/Expense Items Accounted under Shareholders' Equity
For the Three-Month Period Ended 31 March 2009

INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	THOUSANDS OF NEW TURKISH LIRA (YTL)	
	CURRENT PERIOD 31 March 2009	PRIOR PERIOD 31 March 2008
I. MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	158,773	(339,279)
II. REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III. REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV. TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	20,132	68,917
V. GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	(68,252)	(32,397)
VI. GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	(20,009)	(65,699)
VII. EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII. OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	11,642	(8,800)
IX. DEFERRED TAXES ON VALUE INCREASES/DECREASES	(32,791)	53,706
X. NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	69,495	(323,552)
XI. CURRENT PERIOD PROFIT/LOSSES	650,763	453,264
1.1 Net changes in fair value of securities (transferred to income statement)	17,980	3,148
1.2 Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3 Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4 Others	632,783	450,116
XII. TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	720,258	129,712

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Changes in Shareholders' Equity
For the Three-Month Period Ended 31 March 2009

THOUSANDS OF NEW TURKISH LIRA (YTL)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adj.s to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Accu. Rev. Surp. on Assets Held for Sale and Assets of Discont. Op.s	Total Shareholders' Equity
PRIOR PERIOD (31/3/2008)																	
I. Balances at beginning of the period		2,100,000	772,554	-	-	156,211	-	1,275,689	(1,715)	-	2,315,616	208,057	29,864	2,453	24,390	-	6,883,119
II. Correction made as per TAS 8		-	-			-		-	-		-	-	-		-	-	-
2.1 Effect of corrections																	-
2.2 Effect of changes in accounting policies																	-
III. Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	156,211	-	1,275,689	(1,715)	-	2,315,616	208,057	29,864	2,453	24,390	-	6,883,119
Changes during the period																	
IV. Mergers																	-
V. Market value changes of securities												(294,627)					(294,627)
VI. Hedging reserves		-	-	-		-	-	-	-		-	-	-		(84,702)	-	(84,702)
6.1. Cash flow hedge															(32,143)		(32,143)
6.2. Hedge of net investment in foreign operations															(52,559)		(52,559)
VII. Revaluation surplus on tangible assets																	-
VIII. Revaluation surplus on intangible assets																	-
IX. Bonus shares of associates, subsidiaries and joint-ventures														-			-
X. Translation differences						326			2,892			52,559					55,777
XI. Changes resulted from disposal of assets														-			-
XII. Changes resulted from reclassification of assets														-			-
XIII. Effect of change in equities of associates on bank's equity																	-
XIV. Capital increase		-	-	-		-	-	-	-		-	-	-		-	-	-
14.1 Cash																	-
14.2 Internal sources																	-
XV. Share issuance																	-
XVI. Share cancellation profits																	-
XVII. Capital reserves from inflation adjustments to paid-in capital																	-
XVIII. Others																	-
XIX. Current period net profit/loss										453,264							453,264
XX. Profit distribution		-	-	-		-	-	-	-	-		-	-	-		-	-
20.1 Dividends										-							-
20.2 Transfers to reserves										-							-
20.3 Others										-							-
Balances at end of the period (III+IV+V+......+XVIII+XIX+XX)		2,100,000	772,554	-	-	156,537	-	1,275,689	1,177	453,264	2,315,616	(34,011)	29,864	2,453	(60,312)	-	7,012,831
CURRENT PERIOD (31/3/2009)																	
I. Balances at beginning of the period		4,200,000	772,554	11,880	-	272,893	-	1,470,724	4,837	-	1,750,488	392,517	597,090	2,453	(6,362)	-	9,469,074
Changes during the period	(5.5)																
II. Mergers																	-
III. Market value changes of securities												137,614					137,614
IV. Hedging reserves		-	-	-		-	-	-	-		-	-	-		(84,098)	-	(84,098)
4.1. Cash flow hedge															(68,242)		(68,242)
4.2 Hedge of net investment in foreign operations															(15,856)		(15,856)
V. Revaluation surplus on tangible assets																	-
VI. Revaluation surplus on intangible assets																	-
VII. Bonus shares of associates, subsidiaries and joint-ventures																	-
VIII. Translation differences						202			(79)			15,856					15,979
IX. Changes resulted from disposal of assets														-			-
X. Changes resulted from reclassification of assets														-			-
XI. Effect of change in equities of associates on bank's equity																	-
XII. Capital increase		-	-	-		-	-	-	-		-	-	-		-	-	-
12.1 Cash																	-
12.2 Internal sources																	-
XIII. Share issuance																	-
XIV. Share cancellation profits																	-
XV. Capital reserves from inflation adjustments to paid-in capital																	-
XVI. Others																	-
XVII. Current period net profit/loss										650,763							650,763
XVIII. Profit distribution		-	-	-		-	-	-	-		-		-	-		-	-
18.1 Dividends																	-
18.2 Transfers to reserves																	-
18.3 Others																	-
Balances at end of the period (I+II+III+......+XVI+XVII+XVIII)		4,200,000	772,554	11,880	-	273,095	-	1,470,724	4,758	650,763	1,750,488	545,987	597,090	2,453	(90,460)	-	10,189,332

The accompanying notes are an integral part of these unconsolidated financial statements

6

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Cash Flows
For the Three-Month Period Ended 31 March 2009

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)	
			CURRENT PERIOD 31 March 2009	PRIOR PERIOD 31 March 2008
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		**454,862**	**302,786**
1.1.1	Interests received		2,766,984	1,951,491
1.1.2	Interests paid		(1,890,635)	(1,292,011)
1.1.3	Dividend received		55	93
1.1.4	Fees and commissions received		575,277	499,311
1.1.5	Other income		84,167	38,096
1.1.6	Collections from previously written-off loans and other receivables		7,208	5,341
1.1.7	Payments to personnel and service suppliers		(442,629)	(402,174)
1.1.8	Taxes paid		(17,668)	(15,136)
1.1.9	Others	(5.6)	(627,897)	(482,225)
1.2	**Changes in operating assets and liabilities**		**2,783,259**	**280,701**
1.2.1	Net (increase) decrease in financial assets held for trading		(144,569)	440
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks		(1,430,378)	(417,083)
1.2.4	Net (increase) decrease in loans		(609,823)	(5,478,424)
1.2.5	Net (increase) decrease in other assets		(187,781)	2,033,788
1.2.6	Net increase (decrease) in bank deposits		(300,056)	463,930
1.2.7	Net increase (decrease) in other deposits		5,948,464	2,742,298
1.2.8	Net increase (decrease) in funds borrowed		989,562	2,073,244
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities	(5.6)	(1,482,160)	(1,137,492)
I.	**Net cash flow from banking operations**		**3,238,121**	**583,487**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**		**(734,830)**	**(129,426)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		-	-
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-	-
2.3	Purchases of tangible assets		(60,403)	(59,007)
2.4	Sales of tangible assets		17,868	65,293
2.5	Cash paid for purchase of financial assets available-for-sale		(3,313,110)	(899,862)
2.6	Cash obtained from sale of financial assets available-for-sale		2,620,815	524,181
2.7	Cash paid for purchase of investments held-to-maturity		-	-
2.8	Cash obtained from sale of investments held-to-maturity		-	239,969
2.9	Others	(5.6)	-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**(12,814)**	**(26,931)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		-	-
3.5	Payments for financial leases		(12,814)	(26,931)
3.6	Others (payments for founder shares repurchased)	(5.6)	-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	(5.6)	**216,464**	**1,071**
V.	**Net increase/(decrease) in cash and cash equivalents**		**2,706,942**	**428,201**
VI.	**Cash and cash equivalents at beginning of period**		**5,031,725**	**3,417,495**
VII.	**Cash and cash equivalents at end of period**		**7,738,667**	**3,845,696**

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

3 Accounting policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its unconsolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulatory and Supervisory Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for the use of financial instruments and foreign currency transactions

3.2.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in management of interest and liquidity risks on balance sheet is product diversification both on asset and liability sides.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement except for foreign exchange gain/loss arising from the conversion of the net investments in associates and subsidiaries in foreign countries into TL.

Foreign currency differences arising from the conversion of the net investments in associates and subsidiaries in foreign countries into TL are classified as "securities value increase fund" under the shareholders' equity. Non-derivative liabilities are designated as the hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instrument under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Investments in associates and subsidiaries

The unconsolidated investments in associates and subsidiaries are accounted in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement". Investments in companies quoted in organized markets and for which their fair values can be reliably determined, are valued at their fair values. Others are valued at costs reduced by provisions for impairment losses, if any, in the accompanying financial statements.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. There are no embedded derivatives.

According to the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

Interests are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are initially recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

13

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Government bonds indexed to consumer price index and issued on 21 February 2007 and 20 August 2008 are for five-year maturity and with fixed real coupon rates of 5% and 6% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8   Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9   Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "loans" as negative balances on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10   Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. The funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed separately in the income statement. The Bank has no discontinued operations.

3.12 Goodwill and other intangible assets

The Bank's intangible assets consist of softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in compliance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. Since 1 January 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Estimated useful lives of the Bank's intangible assets are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in compliance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

The depreciation rates and the estimated useful lives of tangible assets are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) from 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Since 1 January 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank. If an inflow of economic benefits to the Bank has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

Türkiye Garanti Bankası A$
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

3.17   Liabilities for employee benefits

Severance Indemnities and Short-Term Employee Benefits

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignations or misbehaviours specified in the Turkish Labour Law.

Accordingly, the Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits" for all its employees who retired or whose employment is terminated, called up for military service or died. The major actuarial assumptions used in the calculation of the total liability are as follows:

	31 March 2009	31 December 2008
Discount rate	6.26%	6.26%
Interest rate	12.00%	12.00%
Expected rate of salary/limit increase	5.40%	5.40%
Estimated employee turnover rate	6.55%	6.55%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

Retirement Benefit Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee (and his/her dependents) will receive on retirement.

The Bank's defined benefit plan (the "Plan") is managed by "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506 and the Bank's employees are the members of this Fund.

The Plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	31 March 2009	
	Employer	Employee
Pension contributions	15.5%	10.0%
Medical benefit contributions	6.0%	5.0%

The Plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") as per the Social Security Law no.5754 ("the Law"), and b) other social rights and medical benefits provided by the Bank but not transferable to SSF.

a) Benefits transferable to SSF

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the members of the funds subject to the provisional article 20 of the Social Security Law no.506, and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SSF within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007. The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the fund members.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account and the articles of the Law regulating the principles related with such transfers were accepted and approved by Turkish Parliament at 17 April 2008, and enacted at 8 May 2008 after being published in the Official Gazette no.26870.

As per the Law, the present value of post-employment benefits as at the transfer date for the fund members to be transferred, will be calculated by a commission composing from the representatives of the SSF, the Ministry of Finance, the Undersecretariat of Treasury, the Undersecretariat of State Planning Organisation, the BRSA, the SDIF, the banks and the funds, by using a technical discount rate of 9.80% taking into account the funds' income and expenses as per insurance classes and the transferable contributions and payments of the funds including any salary and income differences paid by the funds above the limits of SSF for such payments. The transfers will take place within three-year period starting from 1 January 2008.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the first paragraph of the provisional Article 20. As of the issuing date of the financial statements, there is not any published ruling of the Constitutional Court.

b) Other benefits not transferable to SSF

Other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' members and their right-holders to the SSF, are to be covered by the funds and the institutions that employ the funds' members.

3.18   Taxation

3.18.1   Corporate tax

Effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The tax applications for foreign branches;

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax. This tax is calculated based on the income that the taxpayers earn in an accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their balance sheets, income statements and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next 12 years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 21% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. The municipality commerce tax, which is set as 3% of the taxable income, can be increased up to 225% by the authorization of the municipalities. This rate is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies and in case of detected mistakes, the amount of the taxes to be paid, is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

3.18.3 Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

According to this communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

3.19 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 31 March 2009, the Bank does not have any government incentives or aids.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

Türkiye Garanti Bankası A.Ş
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Information on the business segments is as follows as of 31 March 2009:

Current Period	Retail Banking	Corporate Banking	Invesment Banking	Other	Total Operations
Total Operating Profit	407,483	593,995	886,072	104,213	1,991,763
Other	-	-	-	-	-
Total Operating Profit	**407,483**	**593,995**	**886,072**	**104,213**	**1,991,763**
Net Operating Profit	337,059	382,597	548,447	(432,852)	835,251
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	55	55
Net Operating Profit	**337,059**	**382,597**	**548,447**	**(432,797)**	**835,306**
Provision for Taxes	-	-	-	184,543	184,543
Net Profit	**337,059**	**382,597**	**548,447**	**(617,340)**	**650,763**
					-
Segment Assets	16,276,325	34,478,016	40,457,663	2,688,395	93,900,399
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	872,008	872,008
Undistributed Items	-	-	-	-	-
Total Assets	**16,276,325**	**34,478,016**	**40,457,663**	**3,560,403**	**94,772,407**
Segment Liabilities	33,451,237	25,777,509	23,472,956	1,881,373	84,583,075
Shareholders' Equity	-	-	-	10,189,332	10,189,332
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**33,451,237**	**25,777,509**	**23,472,956**	**12,070,705**	**94,772,407**
					-
Other Segment Items					-
Capital Expenditure	-	-	-	52,602	52,602
Depreciation Expenses	-	-	-	43,284	43,284
Impairment Losses	-	-	133	577,030	577,163
Other Non-Cash Income/Expenses	106,346	138,440	(212,085)	(16,950)	15,751
Restructuring Costs	-	-	-	-	-

3.24   Other disclosures

None.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

4   Financial position and results of operations

4.1   Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 16.29%.

4.1.1   Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The credit derivative contracts are included in the calculation of the value at credit risk and of the capital requirement for general market risk and specific risk in accordance with the principles in "Regulation on Taking Credit Derivatives into Consideration for Calculation of Capital Adequacy Ratio according to the Standard Method".

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

4.1.2 Capital adequacy ratio

	Risk Weightings						
	0%	**10%**	**20%**	**50%**	**100%**	**150%**	**200%**
Value at Credit Risk							
Balance Sheet Items (Net)	17,590,615	-	5,926,700	13,348,722	38,203,574	391,536	6,641
Cash on Hand	521,294	-	1,841	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	2,676,982	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	1,201,210	-	5,530,173	-	2,697,757	-	-
Interbank Money Market Placements	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,903,013	-	-	-	-	-	-
Loans	3,317,421	-	193,202	13,004,843	32,193,269	391,536	6,641
Loans under Follow-Up (Net)	-	-	-	-	359,155	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,392,831	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	34,706	-	-
Miscellaneous Receivables	79,425	-	-	-	74,157	-	-
Accrued Interest and Income	204,384	-	35,838	343,879	953,711	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	-	858,898	-	-
Tangible Assets (Net)	-	-	-	-	980,814	-	-
Other Assets	294,055	-	165,646	-	51,107	-	-
Off-Balance Sheet Items	1,980,072	-	1,320,051	763,478	9,407,580	-	-
Non-Cash Loans and Commitments	1,980,072	-	860,829	763,478	9,322,226	-	-
Derivative Financial Instruments	-	-	459,222	-	85,354	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	19,570,687	-	7,246,751	14,112,200	47,611,154	391,536	6,641

4.1.3 Summary information related to capital adequacy ratio

	Current Period	Prior Period
Value at Credit Risk (VaCR)	56,717,190	53,973,934
Value at Market Risk (VaMR)	2,908,813	2,523,750
Value at Operational Risk (VaOR)	7,212,178	5,766,996
Shareholders' Equity	10,888,409	10,047,717
Shareholders' Equity/ (VaCR+VaMR+VaOR)*100	16.29%	16.14%

Türkiye Garanti Bankası A$
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

4.1.4   Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	4,200,000	4,200,000
Nominal Capital	4,200,000	4,200,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	11,880	11,880
Share Cancellation Profits	-	-
Legal Reserves	273,095	272,893
I. Legal Reserve (Turkish Commercial Code 466/1)	254,305	254,103
II. Legal Reserve (Turkish Commercial Code 466/2)	18,790	18,790
Reserves Allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,470,724	1,470,724
Reserve allocated as per the Decision held by the General Assembly	1,470,724	1,470,724
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,401,251	1,750,488
Current Period Profit	650,763	1,750,488
Prior Periods Profit	1,750,488	-
Provision for Possible Losses (upto 25% of Core Capital)	15,000	22,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	594,943	594,943
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Loss Excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-) (*)	124,427	-
Prepaid Expenses (-) (*)	278,912	295,671
Intangible Assets (-) (*)	17,668	15,764
Deferred Tax Asset excess of 10% of Core Capital (-) (*)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**9,318,440**	**9,095,482**
SUPPLEMENTARY CAPITAL		
General Provisions	489,954	428,799
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus shares of Associates, Subsidiaries and Joint-Ventures	2,453	2,453
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	937,405	760,000
45% of Securities Value Increase Fund (**)	210,322	142,608
Associates and Subsidiaries	53,295	46,593
Investment Securities Available for Sale	157,027	96,015
Other Reserves	4,758	4,837
Total Supplemantary Capital	**1,645,858**	**1,339,663**

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

TIER III CAPITAL	-	-
CAPITAL	**10,964,298**	**10,435,145**
DEDUCTIONS FROM CAPITAL	**75,889**	**378,428**
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	13,110	13,110
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	62,779	62,883
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**10,888,409**	**10,047,717**

(*) According to the "Regulation on Equities of Banks" Temporary Acticle 1 published in Official Gazette no. 26333 dated 1 November 2006, starting from 1 January 2009 leasehold improvements, prepaid expenses, intangible assets and deferred tax assets above 10% of core capital are directly deducted from core capital.

(**) In cases where the Securities Value Increase Fund gives a positive result then only 45% of the amount is considered in the calculation, whereas if it is negative then the whole amount is considered in the calculation.

4.2 Credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Market risk

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank set its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and participating in determination of risk limits.

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is the highest authority responsible of healthy performance of internal systems.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the parametric VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developped from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

4.3.1 Value at market risk

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	164,089
(II) Capital Obligation against Specific Risks - Standard Method	34,585
(III) Capital Obligation against Currency Risk - Standard Method	419
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	33,612
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement	-
(VIII) Total Capital Obligation against Market Risk (I+II+III+IV+V+VI)	232,705
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	2,908,813

4.3.2 Monthly average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4 Operational risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ   *Convenience Translation of Financial Statements*
Unconsolidated Interim Financial Report as of and   *and Related Disclosures and Footnotes*
For the Three-Month Period Ended 31 March 2009   *Originally Issued in Turkish, See Note 3.1.1*
(Thousands of Turkish Lira (TL))

4.5   Currency risk

Foreign currency position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 March 2009, the Bank's net 'on balance sheet' foreign currency long position amounts to TL 4,848,484 thousands (31 December 2008: TL 1,684,034 thousands), net 'off-balance sheet' foreign currency short position amounts to TL 5,009,465 thousands (31 December 2008: TL 1,928,664 thousands), while net foreign currency short position amounts to TL 160,981 thousands (31 December 2008: TL 244,630 thousands).

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in TL are as follows:

	US$	EUR	Yen (100)	GBP
Foreign currency purchase rates at balance sheet date				
Rates for the days before balance sheet date:	1.6550	2.1981	1.6811	2.3691
Day 1	1.6800	2.2098	1.7333	2.3835
Day 2	1.6450	2.1890	1.6781	2.3559
Day 3	1.6450	2.1883	1.6769	2.3534
Day 4	1.6400	2.2220	1.6635	2.3767
Day 5	1.6400	2.2207	1.6793	2.3925
Last 30-days arithmetical average rates	1.6885	2.2043	1.7272	2.3943

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Currency risk:

	Euro	USD	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,998,732	1,147,650	239	68,042	3,214,663
Banks	1,842,516	5,306,914	2,845	416,747	7,569,022
Financial Assets at Fair Value through Profit/Loss	48,602	37,134	24	782	86,542
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	230,430	2,420,997	-	-	2,651,427
Loans (*)	7,968,392	17,043,806	49,341	549,570	25,611,109
Investments in Associates, Subsidiaries and Joint-Ventures	506,227	103,968	-	-	610,195
Investments Held-to-Maturity	5,508	1,686,607	-	-	1,692,115
Derivative Financial Assets Held for Risk Management	-	-	-	-	-
Tangible Assets	743	398	-	-	1,141
Intangible Assets	-	-	-	-	-
Other Assets	11,409	45,358	3	1,160	57,930
Total Assets	**12,612,559**	**27,792,832**	**52,452**	**1,036,301**	**41,494,144**
Liabilities					
Bank Deposits	357,890	399,310	20	13,420	770,640
Foreign Currency Deposits	9,200,162	15,506,799	53,311	366,505	25,126,777
Interbank Money Market Takings	-	169,502	-	-	169,502
Other Fundings	3,151,491	6,813,006	1,060	-	9,965,557
Securities Issued	-	-	-	-	-
Miscellaneous Payables	7,201	15,496	-	7,739	30,436
Derivative Financial Liabilities Held for Risk Management	-	4,958	-	-	4,958
Other Liabilities (**)	154,173	188,602	2,244	232,771	577,790
Total Liabilities	**12,870,917**	**23,097,673**	**56,635**	**620,435**	**36,645,660**
Net 'On Balance Sheet' Position	**(258,358)**	**4,695,159**	**(4,183)**	**415,866**	**4,848,484**
Net 'Off-Balance Sheet' Position	**322,326**	**(4,922,985)**	**4,633**	**(413,439)**	**(5,009,465)**
Derivative Assets	2,678,531	7,006,122	15,564	411,216	10,111,433
Derivative Liabilities	2,356,205	11,929,107	10,931	824,655	15,120,898
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**9,727,440**	**24,919,804**	**49,861**	**805,769**	**35,502,874**
Total Liabilities	**11,927,327**	**21,290,615**	**42,357**	**558,541**	**33,818,840**
Net 'On Balance Sheet' Position	**(2,199,887)**	**3,629,189**	**7,504**	**247,228**	**1,684,034**
Net 'Off-Balance Sheet' Position	**2,029,201**	**(3,707,044)**	**(8,155)**	**(242,666)**	**(1,928,664)**
Derivative Assets	3,750,886	5,234,213	2,914	418,432	9,406,445
Derivative Liabilities	1,721,685	8,941,257	11,069	661,098	11,335,109
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans amounting TL 2,566,155 thousands included under TL loans in the accompanying balance sheet are presented above under the related foreign currency codes.

(**) Other liabilities also include gold deposits of TL 229,117 thousands.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

4.6   Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1   Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,032,385	-	-	-	-	3,116,436	5,148,821
Banks	4,737,630	948,349	2,906,049		-	896,517	9,488,545
Financial Assets at Fair Value through Profit/Loss	20,435	56,507	428,194	174,720	6,291	5,200	691,347
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	3,507,337	1,611,696	7,992,503	4,728,614	193,750	82,477	18,116,377
Loans	16,001,794	12,655,211	10,601,771	8,205,918	2,930,492	359,155	50,754,341
Investments Held-to-Maturity	-	164,359	2,670,259	3,271,404	1,416,417	-	7,522,439
Other Assets	15,089	6,099	464	7,862	20,025	3,000,998	3,050,537
Total Assets	**26,314,670**	**15,442,221**	**24,599,240**	**16,388,518**	**4,566,975**	**7,460,783**	**94,772,407**
Liabilities							
Bank Deposits	625,270	32,062	76,883	-	-	631,066	1,365,281
Other Deposits	42,460,565	3,949,936	1,903,961	65,050	-	8,562,232	56,941,744
Interbank Money Market Takings	8,444,418	202	169,502	578,719	-	-	9,192,841
Miscellaneous Payables	-	-	-	-	-	2,008,436	2,008,436
Securities Issued	-	-	-	-	-	-	-
Other Fundings	6,163,136	2,896,954	2,540,488	6,231	836,022	-	12,442,831
Other Liabilities	169,155	45,952	113,169	39,726	1,827	12,451,445	12,821,274
Total Liabilities	**57,862,544**	**6,925,106**	**4,804,003**	**689,726**	**837,849**	**23,653,179**	**94,772,407**
On Balance Sheet Long Position	-	8,517,115	19,795,237	15,698,792	3,729,126	-	47,740,270
On Balance Sheet Short Position	(31,547,874)	-	-	-	-	(16,192,396)	(47,740,270)
Off-Balance Sheet Long Position	4,008	867	11,784	1,135	-	-	17,794
Off-Balance Sheet Short Position	-	(2,507)	(9,498)	(1,041)	-	-	(13,046)
Total Position	(31,543,866)	8,515,475	19,797,523	15,698,886	3,729,126	(16,192,396)	4,748

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	TL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	8.40
Banks	1.45	1.31	-	16.10
Financial Assets at Fair Value through Profit/Loss	3.52	5.59	-	13.67
Interbank Money Market Placements				
Financial Assets Available-for-Sale	3.18	5.46	-	16.51
Loans	7.20	6.77	5.72	24.15
Investments Held-to-Maturity	9.25	7.98	-	16.52
Liabilities				
Bank Deposits	0.86	2.12	-	11.62
Other Deposits	3.02	2.89	0.30	11.45
Interbank Money Market Takings	-	4.24	-	10.88
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	2.89	2.88	3.19	13.93

(*) The interest rates for USD and TL placements at banks are 0.80% and 11.42%, respectively, when the placements with range accrual agreements are excluded.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

4.6.2 **Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"**

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,788,512	-	-	-	-	3,743,062	5,531,574
Banks	1,726,588	838,406	1,291,601	-	-	944,440	4,801,035
Financial Assets at Fair Value through Profit/Loss	33,270	75,827	425,675	118,116	12,609	600	666,097
Interbank Money Market Placements	40,552	-	-	-	-	-	40,552
Financial Assets Available-for-Sale	1,047,424	6,043,297	5,341,045	4,599,420	243,928	70,667	17,345,781
Loans	15,952,275	8,974,291	12,995,113	8,716,209	2,819,373	450,146	49,907,407
Investments Held-to-Maturity	514,932	2,307,180	148,422	3,332,449	1,314,314	-	7,617,297
Other Assets	82,616	301	5,052	6,338	21,056	2,915,754	3,031,117
Total Assets	**21,186,169**	**18,239,302**	**20,206,908**	**16,772,532**	**4,411,280**	**8,124,669**	**88,940,860**
Liabilities							
Bank Deposits	775,069	88,219	25,784	-	-	777,477	1,666,549
Other Deposits	37,713,758	4,003,826	1,485,572	28,946	-	7,816,630	51,048,732
Interbank Money Market Takings	10,130,907	325	-	571,711	-	-	10,702,943
Miscellaneous Payables	-	-	-	-	-	1,949,731	1,949,731
Securities Issued	-	-	-	-	-	-	-
Other Fundings	6,613,701	3,066,670	1,150,546	12,529	781,638	-	11,625,084
Other Liabilities	40,441	82,510	185,000	111,581	23,791	11,504,498	11,947,821
Total Liabilities	**55,273,876**	**7,241,550**	**2,846,902**	**724,767**	**805,429**	**22,048,336**	**88,940,860**
On Balance Sheet Long Position	-	**10,997,752**	**17,360,006**	**16,047,765**	**3,605,851**	-	**48,011,374**
On Balance Sheet Short Position	**(34,087,707)**	-	-	-	-	**(13,923,667)**	**(48,011,374)**
Off-Balance Sheet Long Position	**3,116**	**2,155**	**6,022**	-	-	-	**11,293**
Off-Balance Sheet Short Position	**(50)**	**(16,701)**	**(43,725)**	-	-	-	**(60,476)**
Total Position	**(34,084,641)**	**10,983,206**	**17,322,303**	**16,047,765**	**3,605,851**	**(13,923,667)**	**(49,183)**

Türkiye Garanti Bankası A$
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Average interest rates on monetary financial instruments:

Prior Period	Euro	USD	Yen	TL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	12.00
Banks (*)	2.98	1.75	-	2.07
Financial Assets at Fair Value through Profit/Loss	6.06	6.76	-	16.37
Interbank Money Market Placements	-	-	-	18.88
Financial Assets Available-for-Sale	5.25	6.52	-	19.16
Loans	7.86	6.86	5.51	24.53
Investments Held-to-Maturity	9.25	7.98	-	18.48
Liabilities				
Bank Deposits	4.39	4.27	-	18.11
Other Deposits	4.35	3.96	0.35	17.55
Interbank Money Market Takings	-	3.65	-	15.26
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.05	4.85	2.33	14.50

(*) The interest rates for USD and TL placements at banks are 2.01% and 19.17%, respectively, when the placements with range accrual agreements are excluded.

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diversifies funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The liquidity ratios in the first quarter of 2009 and the year 2008 are as follows:

Current Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + TL	FC	FC + TL
Average (%)	168.40	157.50	101.40	110.18
Maximum (%)	184.75	167.05	110.29	113.47
Minimum (%)	137.78	145.34	89.43	107.40

Prior Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + TL	FC	FC + TL
Average (%)	168.14	149.56	110.42	108.99
Maximum (%)	215.04	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,116,436	2,032,385	-	-	-	-	-	5,148,821
Banks	896,517	4,525,541	66,985	223,088	2,111,534	1,664,880	-	9,488,545
Financial Assets at Fair Value through Profit/Loss	5,201	19,961	56,220	424,661	179,013	6,291	-	691,347
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	82,477	305,479	238,313	3,328,547	13,068,203	1,093,358	-	18,116,377
Loans	135,689	10,240,698	6,060,292	7,417,207	14,458,739	12,082,561	359,155	50,754,341
Investments Held-to-Maturity	-	-	164,359	1,452,874	4,488,789	1,416,417	-	7,522,439
Other Assets	403,485	219,777	6,099	464	7,862	20,025	2,392,825	3,050,537
Total Assets	**4,639,805**	**17,343,841**	**6,592,268**	**12,846,841**	**34,314,140**	**16,283,532**	**2,751,980**	**94,772,407**
Liabilities								
Bank Deposits	631,066	625,270	11,808	26,301	64,519	6,317	-	1,365,281
Other Deposits	8,562,232	42,444,937	3,921,002	1,778,898	124,391	110,284	-	56,941,744
Other Fundings	-	398,455	1,553,710	2,633,610	4,803,274	3,053,782	-	12,442,831
Interbank Money Market Takings	-	8,444,418	202	169,502	578,719	-	-	9,192,841
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	163,060	1,845,376	-	-	-	-	-	2,008,436
Other Liabilities (**)	482,028	329,127	99,542	113,169	39,726	1,827	11,755,855	12,821,274
Total Liabilities	**9,838,386**	**54,087,583**	**5,586,264**	**4,721,480**	**5,610,629**	**3,172,210**	**11,755,855**	**94,772,407**
Liquidity Gap	**(5,198,581)**	**(36,743,742)**	**1,006,004**	**8,125,361**	**28,703,511**	**13,111,322**	**(9,003,875)**	**-**
Prior Period								
Total Assets	5,315,959	13,568,405	6,780,137	10,911,437	34,491,603	15,068,568	2,804,751	88,940,860
Total Liabilities	9,221,740	50,954,064	5,350,143	5,341,227	5,044,983	2,318,989	10,709,714	88,940,860
Liquidity Gap	(3,905,781)	(37,385,659)	1,429,994	5,570,210	29,446,620	12,749,579	(7,904,963)	-

(*)   Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**)   Shareholders' equity is included in "other liabilities" line under "undistributed" column.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

4.8 **Fair values of financial assets and liabilities**

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 **Transactions carried out on behalf of customers, items held in trust**

None.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5 Disclosures and Footnotes on Unconsolidated Financial Statements

5.1 Assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	TL	FC	TL	FC
Cash in TL/Foreign Currency	269,103	185,842	312,466	341,436
Central Bank of Turkey	1,662,116	2,963,570	2,258,831	2,589,911
Others	2,939	65,251	3,753	25,177
Total	**1,934,158**	**3,214,663**	**2,575,050**	**2,956,524**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	TL	FC	TL	FC
Unrestricted Demand Deposits	1,662,116	976,806	2,258,831	853,027
Unrestricted Time Deposits	-	83,751	-	15,200
Restricted Time Deposits	-	1,903,013	-	1,721,684
Total	**1,662,116**	**2,963,570**	**2,258,831**	**2,589,911**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in TL and USD or EUR at the rates of 6% and 9%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. The interest rate applied by the Central Bank of Turkey for TL reserves is 8.40%. The FC reserves do not earn any interests.

5.1.2 Information on financial assets at fair value through profit/loss

5.1.2.1 *Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked*

None.

5.1.2.2 *Positive differences on derivative financial assets held for trading*

	Current Period		Prior Period	
	TL	FC	TL	FC
Forward Transactions	45,913	5,866	58,900	3,640
Swap Transactions	298,683	88,068	424,753	115,354
Futures	-	770	-	14
Options	51,365	27,240	11,231	22,143
Other	-	-	-	-
Total	**395,961**	**121,944**	**494,884**	**141,151**

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.3   Banks

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Banks				
Domestic banks	241,047	231,000	82,934	737,306
Foreign banks	1,678,476	7,338,022	1,342,516	2,638,279
Foreign headoffices and branches	-	-	-	-
Total	**1,919,523**	**7,569,022**	**1,425,450**	**3,375,585**

The placements at foreign banks include blocked accounts amounting TL 3,412,549 thousands of which TL 246,894 thousands, TL 189,837 thousands and TL 13,191 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and TL 2,962,627 thousands as collateral against funds borrowed.

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4   Financial assets available-for-sale

5.1.4.1   Financial assets subject to repurchase agreements and provided as collateral/blocked

The collateralized financial assets available-for-sale in TL consist of government bonds. The carrying values of such securities with total face value of TL 2,206,520 thousands (31 December 2008: TL 2,421,747 thousands) is TL 2,110,589 thousands (31 December 2008: TL 2,364,979 thousands). The related accrued interests and impairment losses amount to TL 150,106 thousands (31 December 2008: TL 125,357 thousands) and TL 86 thousands (31 December 2008: TL 1,743 thousands). The collateralized financial assets available-for-sale in foreign currencies consist of government securities. The carrying values of such securities with total face value of USD 220,700,000 (31 December 2008: USD 252,550,000) is USD 219,120,571 (31 December 2008: USD 251,524,241). The related accrued interests and impairment losses amount to USD 2,933,537 (31 December 2008: USD 8,680,426) and USD 3,317 (31 December 2008: USD 368,200).

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Collateralised/Blocked Assets	2,260,610	367,494	2,488,593	394,951
Assets subject to Repurchase Agreements	5,779,739	86,668	6,491,961	104,557
Total	**8,040,349**	**454,162**	**8,980,554**	**499,508**

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.4.2 *Details of financial assets available-for-sale*

	Current Period	Prior Period
Debt Securities	16,752,824	15,917,927
Quoted at Stock Exchange	15,069,323	14,363,860
Unquoted at Stock Exchange	1,683,501	1,554,067
Common Shares	34,244	33,531
Quoted at Stock Exchange	21,775	21,062
Unquoted at Stock Exchange	12,469	12,469
Value Increases/Impairment Losses (-)	1,329,309	1,394,323
Total	18,116,377	17,345,781

As of 31 March 2009, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (31 December 2008: USD 875,000,000) and a total carrying value of TL 1,459,311 thousands (31 December 2008: TL 1,355,529 thousands).

5.1.5 **Loans**

5.1.5.1 *Loans and advances to shareholders and employees of the Bank*

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	22	1,666	25	1,661
Corporates	22	1,666	25	1,661
Individuals	-	-	-	-
Indirect Lendings to Shareholders	205,974	202,172	216,995	183,922
Loans to Employees	55,523	-	47,155	-
Total	261,519	203,838	264,175	185,583

5.1.5.2 *Loans and other receivables classified in groups I and II and restructured or rescheduled*

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	49,249,905	-	1,090,922	54,359
Discounted Bills	113,664	-	321	-
Export Loans	3,074,782	-	54,474	4,583
Import Loans	3,414	-	-	-
Loans to Financial Sector	990,405	-	1,220	-
Foreign Loans	768,423	-	-	-
Consumer Loans	9,272,410	-	259,303	-
Credit Cards	6,565,781	-	282,805	-
Precious Metal Loans	249,259	-	8,050	-
Other	28,211,767	-	484,749	49,776
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	49,249,905	-	1,090,922	54,359

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Collaterals received for loans under follow-up:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	12,958	1,014	-	13,972
Loans Collateralized by Mortgages	321,898	108,055	-	429,953
Loans Collateralized by Pledged Assets	120,132	38,463	-	158,595
Loans Collateralized by Cheques and Notes	53,802	57,049	-	110,851
Loans Collateralized by Other Collaterals	68,083	10,269	-	78,352
Unsecured Loans	26,300	44,453	282,805	353,558
Total	**603,173**	**259,303**	**282,805**	**1,145,281**

Delinquency periods of loans under follow-up:

	Commercial Loans	Consumer Loans	Credit Cards	Total
31-60 days	110,731	190,351	200,916	501,998
61-90 days	74,041	68,952	81,889	224,882
Others	364,042	-	-	364,042
Total	**548,814**	**259,303**	**282,805**	**1,090,922**

5.1.5.3   Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.5.4 *Consumer loans, retail credit cards, personnel loans and personnel credit cards*

	Short-Term	Medium and Long-Term	Total
Consumer Loans – TL	**346,451**	**7,566,494**	**7,912,945**
Housing Loans	20,601	4,454,865	4,475,466
Automobile Loans	16,914	679,977	696,891
General Purpose Loans	308,936	2,431,652	2,740,588
Other	-	-	-
Consumer Loans – FC-indexed	**14,241**	**1,048,214**	**1,062,455**
Housing Loans	2,776	921,347	924,123
Automobile Loans	1,317	43,474	44,791
General Purpose Loans	10,148	83,393	93,541
Other	-	-	-
Consumer Loans – FC	**27**	**29,588**	**29,615**
Housing Loans	-	11,143	11,143
Automobile Loans	-	16,829	16,829
General Purpose Loans	27	1,616	1,643
Other	-	-	-
Retail Credit Cards – TL	**6,602,761**	**41,620**	**6,644,381**
With Installment	2,462,907	41,613	2,504,520
Without Installment	4,139,854	7	4,139,861
Retail Credit Cards – FC	**11,756**	**1**	**11,757**
With Installment	612	1	613
Without Installment	11,144	-	11,144
Personnel Loans – TL	**17,964**	**9,569**	**27,533**
Housing Loan	-	1,705	1,705
Automobile Loans	17	230	247
General Purpose Loans	17,947	7,634	25,581
Other	-	-	-
Personnel Loans - FC-indexed	-	**473**	**473**
Housing Loans	-	275	275
Automobile Loans	-	198	198
General Purpose Loans	-	-	-
Other	-	-	-
Personnel Loans – FC	**24**	**29**	**53**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	24	29	53
Other	-	-	-
Personnel Credit Cards – TL	**21,119**	**179**	**21,298**
With Installment	15,012	179	15,191
Without Installment	6,107	-	6,107
Personnel Credit Cards – FC	**198**	-	**198**
With Installment	15	-	15
Without Installment	183	-	183
Deposit Accounts– TL (real persons)	**498,639**	-	**498,639**
Deposit Accounts– FC (real persons)	-	-	-
Total	**7,513,180**	**8,696,167**	**16,209,347**

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.5.5   *Installment based commercial loans and corporate credit cards*

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – TL	**668,051**	**2,726,422**	**3,394,473**
Real Estate Loans	1,550	353,027	354,577
Automobile Loans	46,356	901,185	947,541
General Purpose Loans	620,145	1,472,210	2,092,355
Other	-	-	-
Installment-based Commercial Loans - FC-indexed	**102,699**	**557,098**	**659,797**
Real Estate Loans	385	65,371	65,756
Automobile Loans	4,497	209,767	214,264
General Purpose Loans	97,817	281,960	379,777
Other	-	-	-
Installment-based Commerical Loans – FC	**27**	**13,280**	**13,307**
Real Estate Loans	-	442	442
Automobile Loans	-	4,355	4,355
General Purpose Loans	27	8,483	8,510
Other	-	-	-
Corporate Credit Cards – TL	**167,311**	**178**	**167,489**
With Installment	55,791	178	55,969
Without Installment	111,520	-	111,520
Corporate Credit Cards – FC	**3,463**	**-**	**3,463**
With Installment	-	-	-
Without Installment	3,463	-	3,463
Deposit Accounts– TL (corporate)	**552,413**	**-**	**552,413**
Deposit Accounts– FC (corporate)	**-**	**-**	**-**
Total	**1,493,964**	**3,296,978**	**4,790,942**

5.1.5.6   *Allocation of loans by customers*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7   *Allocation of domestic and foreign loans*

	Current Period	Prior Period
Domestic Loans	49,626,763	48,683,233
Foreign Loans	768,423	774,028
Total	**50,395,186**	**49,457,261**

5.1.5.8   *Loans to associates and subsidiaries*

	Current Period	Prior Period
Direct Lending	412,674	450,799
Indirect Lending	-	-
Total	**412,674**	**450,799**

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.1.5.9   Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	208,775	62,160
Doubtful Loans and Receivables	270,295	179,505
Uncollectible Loans and Receivables	672,952	547,928
Total	**1,152,022**	**789,593**

5.1.5.10   Non-performing loans and other receivables (NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled (gross amounts before specific provisions):

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Current Period			
(Gross Amounts before Specific Provisions)	-	-	54,130
Restructured Loans and Receivables	-	-	54,130
Rescheduled Loans and Receivables	-	-	-
Prior Period			
(Gross Amounts before Specific Provisions)	-	-	54,285
Restructured Loans and Receivables	-	-	54,285
Rescheduled Loans and Receivables	-	-	-

Movements in non-performing loans and other receivables:

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Balances at Beginning of Period	**238,188**	**294,614**	**706,937**
Additions during the Period (+)	436,746	14,282	12,962
Transfer from Other NPL Categories (+)	-	223,993	120,837
Transfer to Other NPL Categories (-)	223,993	120,837	-
Collections during the Period (-)	56,746	41,944	48,136
Write-offs (-)	-	11	45,715
Corporate and Commercial Loans	-	11	14,240
Retail Loans	-	-	794
Credit Cards	-	-	30,681
Others	-	-	-
Balances at End of Period	**394,195**	**370,097**	**746,885**
Specific Provisions (-)	208,775	270,295	672,952
Net Balance on Balance Sheet	**185,420**	**99,802**	**73,933**

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Movements in specific loan provisions:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	232,482	166,194	390,917	789,593
Additions during the Period(+)	182,901	79,458	254,576	516,935
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	16,413	16,330	76,042	108,785
Write-offs (-)	14,246	794	30,681	45,721
Balances at End of Period	384,724	228,528	538,770	1,152,022

Non-performing loans and other receivables in foreign currencies:

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	18,803	10,031	126,289
Specific Provisions (-)	7,096	7,653	124,754
Net Balance at Balance Sheet	11,707	2,378	1,535
Prior Period			
Balance at End of Period	7,071	3,594	126,058
Specific Provisions (-)	467	526	95,401
Net Balance at Balance Sheet	6,604	3,068	30,657

Gross and net non-performing loans and receivable as per customer categories:

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Current Period (Net)	185,420	99,802	73,933
Loans to Individuals and Corporates (Gross)	394,195	370,097	738,886
Specific Provision (-)	208,775	270,295	664,953
Loans to Individuals and Corporates (Net)	185,420	99,802	73,933
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,688
Specific Provision (-)	-	-	7,688
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	176,028	115,109	159,009
Loans to Individuals and Corporates (Gross)	238,188	294,614	698,954
Specific Provision (-)	62,160	179,505	539,945
Loans to Individuals and Corporates (Net)	176,028	115,109	159,009
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,672
Specific Provision (-)	-	-	7,672
Other Loans and Receivables (Net)	-	-	-

43

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Collaterals received for non-performing loans:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	1,468	336	-	1,804
Loans Collateralized by Mortgages	259,197	85,807	-	345,004
Loans Collateralized by Pledged Assets	97,366	93,199	-	190,565
Loans Collateralized by Cheques and Notes	75,605	170,245	-	245,850
Loans Collateralized by Other Collaterals	20,707	13,769	-	34,476
Unsecured Loans	31,316	70,530	591,632	693,478
Total	**485,659**	**433,886**	**591,632**	**1,511,177**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.12 "Write-off" policies

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Investments held-to-maturity

5.1.6.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Collateralised/Blocked Investments	1,453,158	15,916	1,508,226	65,263
Investments subject to Repurchase Agreements	3,469,360	127,571	4,354,254	174,759
Total	**4,922,518**	**143,487**	**5,862,480**	**240,022**

5.1.6.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	5,830,317	6,054,289
Treasury Bills	-	-
Other Government Securities	1,692,122	1,563,008
Total	**7,522,439**	**7,617,297**

5.1.6.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**7,463,500**	**7,337,175**
Quoted at Stock Exchange	7,463,500	7,337,175
Unquoted at Stock Exchange	-	-
Impairment Reversals/Impairment Losses (-)	**58,939**	**280,122**
Total	**7,522,439**	**7,617,297**

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.6.4 *Movement of investments held-to-maturity*

	Current Period	Prior Period
Balances at Beginning of Period	7,617,297	3,943,765
Foreign Currency Differences On Monetary Assets	138,901	66,130
Purchases during the Period	-	3,935,987
Disposals through Sales/Redemptions	-	(484,383)
Value Increases/Impairment Losses (-)	(38,599)	15,203
Change in Redeemed Costs	(195,160)	140,595
Balances at End of Period	**7,522,439**	**7,617,297**

The Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of TL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities in compliance with the TAS. Such securities are included in the securities held-to-maturity portfolio at their fair values of TL 2,685,106 thousands and USD 852,772,307 as of their reclassification date and presented in the above movement table of investments held-to-maturity under the "purchases during the period" line. The negative valuation differences amounting TL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are TL 87,734 thousands and USD 6,766,198.

5.1.7 Investments in associates

5.1.7.1 *Investments in associates*

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00
2	Bankalarası Kart Merkezi AŞ	Istanbul/Turkey	10.15	10.15
3	Yatırım Finansman Menkul Değerler AŞ	Istanbul/Turkey	0.77	0.77
4	IMKB Takas ve Saklama Bankası AŞ (1)	Istanbul/Turkey	5.83	5.83
5	Vadeli İşlem ve Opsiyon Borsası AŞ (1)	Istanbul/Turkey	6.00	6.00
6	KKB Kredi Kayıt Burosu AŞ	Istanbul/Turkey	9.09	9.09
7	Gelişen İşletmeler Piyasaları AŞ	Istanbul/Turkey	5.00	5.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	519,466	226,041	10,775	4,015	7,919	21,032	97,683	-
2	14,077	12,455	5,104	284	-	(833)	4,421	-
3	111,904	54,200	1,350	2,094	581	944	4,119	-
4	1,408,378	272,795	11,115	47,842	17,514	45,208	53,253	-
5	31,706	29,816	2,333	3,615	64	15,988	2,854	-
6	26,820	15,756	1,874	1,085	4	2,186	-	-
7	7,599	7,543	2	285	-	217	1,030	-

(1) Financial information is as of 31 December 2008.

(*) Total fixed assets include tangible and intangible assets.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.7.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	27,705	27,596
Movements during the Period	-	109
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	109
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications	-	-
Increase/Decrease in Market Values	-	-
Impairment Losses (-)	-	-
Balance at End of Period	27,705	27,705
Capital Commitments	250	-
Share Percentage at the End of Period (%)	-	-

5.1.7.3 Sectoral distribution of investments and associates

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	11,312	11,312
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	14,679	14,679
Other Associates	1,714	1,714

5.1.7.4 Quoted associates

None.

5.1.7.5 Valuation methods of investments in associates

Investments in Associates	Current Period	Prior Period
Valued at Cost	27,705	27,705
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	-	-

5.1.7.6 Investments in associates sold during the current period

None.

5.1.7.7 Investments in associates acquired during the current period

None.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.8 Investments in subsidiaries

5.1.8.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Garanti Kültür AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ	Istanbul/Turkey	100.00	100.00
6	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	98.94
7	Garanti Faktoring Hiz. AŞ	Istanbul/Turkey	55.40	55.40
8	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	100.00
9	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	84.91
11	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
12	Garanti Bank Moscow	Moscow/Russia	75.02	99.94
13	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
14	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value
1	16,157	9,898	506	-	445	13	(97,416)	-
2	15,470	8,991	881	-	552	612	7,801	-
3	690	620	12	-	22	130	121	-
4	426	204	44	-	1	(14)	(126)	-
5	511	398	-	-	5	(430)	69	-
6	2,218,642	297,010	18,068	56,232	-	11,370	202,392	-
7	719,002	43,914	2,427	27,590	257	2,486	20,723	38,614
8	27,203	24,574	3,398	218	357	(366)	10,250	-
9	16,147	14,201	1,206	485	5	8	1,406	-
10	1,341,619	177,735	11,945	6,620	1,888	20,824	89,643	-
11	7,654,858	505,800	103,824	84,705	26,593	16,758	79,559	506,227
12	420,745	88,444	873	8,166	2,099	3,660	43,056	98,934
13	11,561	11,165	-	-	-	-	5,463	29,750
14	101	-	-	-	-	-	(267)	-

(*) Total fixed assets include tangible and intangible assets.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.8.2 Movement of investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	812,128	577,408
Movements during the Period	32,175	234,720
Acquisitions and Capital Increases (*)	562	-
Bonus Shares Received (**)	-	72,284
Dividends from Current Year Profit	-	-
Sales/Liquidations	-	-
Reclassifications	-	-
Increase/(Decrease) in Market Values	11,642	80,122
Currency Differences on Foreign Subsidiaries	19,973	80,227
Impairment Reversals/(Losses)	(2)	2,087
Balance at End of Period	844,303	812,128
Capital Commitments	-	562
Share Percentage at the End of Period (%)		-

(*) The capital commitment amounting TL 562 thousands to Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ with a foundation capital of TL 750 thousands where the Bank has an ownership share of 99.9995%, has been paid.

(**) As per the decision made at the general assembly meeting of Garanti Bank International NV at 14 April 2008, the bank's share capital has been increased from EUR 159,470,000 to EUR 196,567,000. The appropriation of capital increase is from the retained earnings amounting EUR 35,011,000 and the share premium amounting EUR 2,086,000.

Garanti Faktoring Hizmetleri AŞ increased its share capital from TL 16,849 thousands to TL 17,960 thousands through appropriation from the dividends allocated from its retained earnings of the year 2007 at 10 September 2008.

5.1.8.3 Sectoral distribution of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Banks	580,448	555,439
Insurance Companies	56,545	56,545
Factoring Companies	21,394	17,215
Leasing Companies	76,169	76,169
Finance Companies	98,824	96,397
Other Subsidiaries	10,923	10,363

5.1.8.4 Quoted subsidiaries

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	21,394	17,215
Quoted at International Stock Exchanges	-	-

5.1.8.5 Valuation methods of investments in subsidiaries

Subsidiaries	Current Period	Prior Period
Valued at Cost	202,612	202,049
Valued at Fair Value	631,589	599,975
Valued by Equity Method of Accounting	10,102	10,104

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.1.8.6 *Investments in subsidiaries disposed during the current period*

None.

5.1.8.7 *Investments in subsidiaries acquired during the current period*

None.

5.1.9 Investments in Joint-Ventures

None.

5.1.10 Lease receivables

None.

5.1.11 Derivative financial assets held for risk management

5.1.11.1 *Positive differences on derivative financial instruments held for risk management*

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	TL	FC	TL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	-	-	69,161
Net foreign investment hedges	-	-	-	-
Total	-	-	-	69,161

The eleven interest rate swap transactions classified under derivative financial assets held for cash flow risk management in the financial statements of prior period are exercised before their due dates in January 2009. The Bank recognized EUR 36,321,000 and USD 16,000,000 (equivalent of TL 100,808 thousands in total) that was collected on the date of these transactions as per the related agreements, under "Income/losses from derivative financial instruments".

5.1.12 Tangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.13 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.14 Investment property

None.

5.1.15 Deferred tax asset

As of 31 March 2009, the Bank has a deferred tax asset of TL 54,164 thousands (31 December 2008: TL 34,185 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

The Bank does not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 March 2009. However, there is a deferred tax asset of TL 139,173 thousands (31 December 2008: TL 107,145 thousands) and deferred tax liability of TL 85,009 thousands (31 December 2008: TL 72,960 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.16 Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	83,136	115,599
Accumulated Depreciation	(1,832)	(2,749)
Net Book Value	81,304	112,850
End of Current Period		
Additions	7,800	6,917
Disposals (Cost)	(2,553)	(39,867)
Disposals (Accumulated Depreciation)	11	1,780
Impairment Losses (-)	-	487
Depreciation Expense for Current Period	(199)	(863)
Currency Translation Differences on Foreign Operations		-
Cost	88,383	83,136
Accumulated Depreciation	(2,020)	(1,832)
Net Book Value	86,363	81,304

As of 31 March 2009, the rights of repurchase on various assets held for sale amount to TL 13,641 thousands (31 December 2008: TL 13,714 thousands).

5.1.17 Other assets

5.1.17.1 Receivables from term sale of assets

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint Ventures	31,667	29,530
Sale of Real Estates	176	455
Sale of Other Assets	2,863	2,863
Total	**34,706**	**32,848**

5.1.17.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	278,912	295,671
Prepaid Taxes	-	70

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.18   Accrued interest and income

The details of accrued interest and income allocated to the related items on the assets side of the balance sheet are as follows:

	Current Period		Prior Period	
	TL	FC	TL	FC
Central Bank of Turkey	45,622	69	51,629	8,645
Financial Assets at Fair Value through Profit or Loss	1,997	775	721	3,180
Banks	35,144	24,261	35,237	32,122
Interbank Money Markets	-	-	552	-
Financial Assets Available-for-Sale	1,307,191	26,029	1,360,541	47,847
Loans	862,471	425,803	755,777	343,165
Investments Held-to-Maturity	113,332	16,277	287,324	24,870
Other Accruals	14,833	-	13,351	2
Total	**2,380,590**	**493,214**	**2,505,132**	**459,831**

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,472,162	-	6,306,093	10,703,677	140,791	129,219	77,258	-	18,829,200
Foreign Currency Deposits	4,453,525	-	8,435,540	9,829,440	616,044	906,919	788,986	96,323	25,126,777
Residents in Turkey	4,125,355	-	8,025,836	9,493,107	416,074	558,721	569,111	94,906	23,283,110
Residents in Abroad	328,170	-	409,704	336,333	199,970	348,198	219,875	1,417	1,843,667
Public Sector Deposits	576,740	-	6,569	277,119	25	279	65	-	860,797
Commercial Deposits	1,766,317	-	4,386,783	4,750,289	33,784	15,782	118,835	-	11,071,790
Other	97,208	-	138,894	586,589	618	515	239	-	824,063
Precious Metal Deposits	196,280	-	1	2,345	-	28,063	2,428	-	229,117
Bank Deposits	631,066	-	470,099	160,758	8,583	20,632	74,143	-	1,365,281
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	11,747	-	115,138	89,270	-	4,077	-	-	220,232
Foreign Banks	538,731	-	354,961	71,488	8,583	16,555	74,143	-	1,064,461
Special Purpose Financial Institutions	80,588	-	-	-	-	-	-	-	80,588
Other	-	-	-	-	-	-	-	-	-
Total	9,193,298	-	19,743,979	26,310,217	799,845	1,101,409	1,061,954	96,323	58,307,025

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,263,502	-	6,626,686	10,082,104	111,230	82,761	72,599	-	18,238,882
Foreign Currency Deposits	4,161,413	-	9,087,581	6,854,269	418,274	1,086,744	766,434	90,877	22,465,592
Residents in Turkey	3,858,891	-	8,739,310	6,595,492	396,877	519,663	556,614	89,588	20,756,435
Residents in Abroad	302,522	-	348,271	258,777	21,397	567,081	209,820	1,289	1,709,157
Public Sector Deposits	426,693	-	283,600	516,009	25	272	63	-	1,226,662
Commercial Deposits	1,711,753	-	3,220,581	3,612,242	48,451	13,975	95,574	-	8,702,576
Other	159,815	-	54,414	77,756	705	569	207	-	293,466
Precious Metal Deposits	93,443	-	1	2,002	-	24,020	2,088	-	121,554
Bank Deposits	777,477	-	367,317	299,213	142,162	6,757	73,623	-	1,666,549
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	8,019	-	66,930	68,751	125,692	462	-	-	269,854
Foreign Banks	324,151	-	300,387	230,462	16,470	6,295	73,623	-	951,388
Special Purpose Financial Institutions	445,307	-	-	-	-	-	-	-	445,307
Other	-	-	-	-	-	-	-	-	-
Total	8,594,096	-	19,640,180	21,443,595	720,847	1,215,098	1,010,588	90,877	52,715,281

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.2.1.1 *Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund*

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	8,793,230	8,435,686	9,785,283	9,545,348
Foreign Currency Saving Deposits	3,060,017	2,977,501	9,403,629	7,851,492
Other Saving Deposits	68,270	20,544	135,322	83,909
Deposits held at Foreign Branches Under Foreign Insurance Coverage	-	-	-	-
Deposits held at Off-Shore Branches Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 *Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 *Saving deposits not covered by insurance limits*

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	500,976	543,248
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	287,477	244,985
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004		-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey		-

5.2.2 Negative differences on derivative financial liabilities held for trading

	Current Period		Prior Period	
	TL	FC	TL	FC
Forward deals	49,613	12,618	54,361	10,273
Swaps	117,105	78,025	179,673	87,163
Futures	-	269	-	996
Options	55,159	29,675	62,474	20,156
Other	-	-	-	-
Total	221,877	120,587	296,508	118,588

5.2.3 Funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	267,079	181,906	251,138	126,591
Foreign Banks, Institutions and Funds	2,210,195	8,837,724	1,825,837	8,639,880
Total	2,477,274	9,019,630	2,076,975	8,766,471

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.2.3.1   Maturities of funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Short-Term	473,548	2,972,268	560,393	2,894,570
Medium and Long-Term	2,003,726	6,047,362	1,516,582	5,871,901
Total	**2,477,274**	**9,019,630**	**2,076,975**	**8,766,471**

5.2.3.2   Disclosures for concentration areas of bank's liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4   Other external funds

Funds provided through repurchase transactions:

	Current Period		Prior Period	
	TL	FC	TL	FC
Domestic Transactions	**8,444,236**	**-**	**9,878,528**	**-**
Financial Institutions and Organizations	8,390,060	-	9,810,615	-
Other Institutions and Organizations	14,722	-	19,774	-
Individuals	39,454	-	48,139	-
Foreign Transactions	**579,103**	**169,502**	**573,996**	**250,419**
Financial Institutions and Organizations	578,719	169,502	571,711	250,419
Other Institutions and Organizations	190	-	1,749	-
Individuals	194	-	536	-
Total	**9,023,339**	**169,502**	**10,452,524**	**250,419**

5.2.5   Lease payables (Net)

5.2.5.1   Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	21,165	20,055	21,359	20,194
1-4 Years	2,567	2,354	3,448	3,163
More than 4 Years	-	-	-	-
Total	**23,732**	**22,409**	**24,807**	**23,357**

5.2.5.2   Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.2.6 Derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	TL	FC	TL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	4,958	-	4,871
Net foreign investment hedges	-	-	-	-
Total	-	**4,958**	-	**4,871**

5.2.7 Provisions

5.2.7.1 General provisions

	Current Period	Prior Period
General Provision for	**489,954**	**428,799**
Loans and Receivables in Group I	428,264	378,581
Loans and Receivables in Group II	20,515	12,934
Non-Cash Loans	41,175	37,284
Other	-	-

5.2.7.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	6,732	9,441
Medium and Long-Term Loans	987	1,855
Total	**7,719**	**11,296**

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.7.3 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.7.4 Other provisions

5.2.7.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	15,000	22,000

5.2.7.4.2 Other provisions

	Current Period	Prior Period
Reserve for Employee Benefits	183,188	197,372
Recognized Liability for Defined Benefit Obligations	102,601	102,601
Provision for Promotion Expenses of Credit Cards [*]	30,516	36,206
Other Provisions	47,869	14,994
Total	**364,174**	**351,173**

[*] The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

Recognized liability for defined benefit plan obligations

The Bank obtained an actuarial report dated 5 February 2009 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the Law and it is determined that the assets of the Plan are sufficient to meet the amount that will be required to be paid to transfer the obligation at 31 December 2008.

The asset surplus of the Fund after deducting the net present value of the transferable liabilities as of 31 December 2008 is as follows:

	31 December 2008
Net present value of pension benefits transferable to SSF	(296,328)
Net present value of medical benefits and health premiums transferable to SSF	135,400
General administrative expenses	(15,488)
Present value of pension and medical benefits transferable to SSF	**(176,416)**
Fair value of plan assets	**621,594**
Asset surplus	**445,178**

Furthermore, an actuarial report was prepared as of 31 December 2008 as per the requirements of the Law explained in Note 3.17, the accounting policies related with "employee benefits" for the benefits transferable to the SSF and as per TAS 19 for other benefits not transferable to the SSF and arising from other social rights and payments covered by the existing trust indenture of the Fund and medical benefits provided for employees. Based on the actuary's 5 February 2009 dated report, the asset surplus over the fair value of the plan assets to be used for the payment of the obligations also fully covers the benefits not transferable and still a surplus of TL 32,799 thousands remains.

	31 December 2008
Pension benefits	(162,356)
Medical benefits	(250,023)
	(412,379)
Fair value of plan assets after deducting transferable benefits	**445,178**
Asset surplus over present value of defined benefit obligation	**32,799**

As of 31 December 2008, the Bank's management, acting prudently, did not consider the health premium surplus amounting TL 135,400 thousands as stated above and resulted from the present value of medical benefits and health premiums transferable to SSF and accordingly, recognized a provision amounting TL 102,601 thousands for its liability and charged fully as expense. This pension liability calculated as of 31 December 2008 is preserved in the accompanying interim financial statements.

	31 December 2008
Asset surplus over present value of defined benefit obligation	**32,799**
Net present value of medical benefits and health premiums transferable to SSF	(135,400)
Present value of defined benefit obligation	**(102,601)**

Türkiye Garanti Bankası A$
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

The major actuarial assumptions used in the calculation of other benefits not transferable to SSF are as follows:

	31 December 2008
	%
Discount Rate	17.41-10.51
Inflation Rate	9.50-5.73
Future Real Salary Increase Rate	1.5
Medical Cost Trend Rate	17.80-11.77
Future Pension Increase Rates	9.50-5.73

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

5.2.8   Tax liability

5.2.8.1   *Current tax liability*

5.2.8.1.1 *Tax liability*

As of 31 March 2009, the Bank had a current tax liability of TL 295,485 thousands (31 December 2008: TL 119,191 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.8.1.2 *Taxes payable*

	Current Period	Prior Period
Corporate Taxes Payable	295,485	119,191
Taxation on Securities Income	95,750	191,148
Taxation on Real Estates Income	1,407	1,137
Banking Insurance Transaction Tax	35,373	37,189
Foreign Exchange Transaction Tax	15	12
Value Added Tax Payable	879	2,449
Others	25,313	25,981
Total	**454,222**	**377,107**

5.2.8.1.3 *Premiums*

	Current Period	Prior Period
Social Security Premiums-Employees	-	-
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	27	5
Bank Pension Fund Premium-Employer	58	27
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	408	427
Unemployment Insurance-Employer	741	777
Others	-	-
Total	**1,234**	**1,236**

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.2.8.2   *Deferred tax liability*

None.

5.2.9   Liabilities for assets held for sale and assets of discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.10   Subordinated debts

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.11   Shareholders' equity

5.2.11.1   *Paid-in capital*

	Current Period	Prior Period
Common Shares	4,200,000	4,200,000
Preference Shares	-	-

5.2.11.2   *Registered share capital system*

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	4,200,000	7,000,000
Preference Shares	-	-

5.2.11.3   *Capital increases in current period*

None.

5.2.11.4   *Capital increases from capital reserves in current period*

None.

5.2.11.5   *Capital commitments for current and future financial periods*

None.

5.2.11.6   *Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities*

None.

5.2.11.7   *Information on privileges given to stocks representing the capital*

None.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.2.11.8 Securities value increase fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	50,299	131,552	31,099	124,089
Valuation difference	(5,904)	131,552	(9,247)	124,089
Exchange rate difference	56,203	-	40,346	-
Securities Available-for-Sale	376,562	(12,426)	256,934	(19,605)
Valuation difference	376,562	(12,426)	256,934	(19,605)
Exchange rate difference	-	-	-	-
Total	**426,861**	**119,126**	**288,033**	**104,484**

5.2.11.9 Revaluation surplus

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	594,943	-	594,943	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-

5.2.11.10 Bonus shares of associates, subsidiaries and joint-ventures

	Current Period	Prior Period
Garanti Yatırım Menkul Değerler AŞ	942	942
Eureko Sigorta AŞ	561	561
Kredi Kartları Bürosu AŞ	481	481
Garanti Ödeme Sistemleri AŞ	401	401
Tat Konserve AŞ	36	36
Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ	23	23
Yatırım Finansman Menkul Değerler AŞ	9	9
Total	**2,453**	**2,453**

5.2.11.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	254,305	254,103
II. Legal Reserve	18,790	18,790
Special Reserves	-	-

5.2.11.12 Extraordinary reserves

	Current Period	Prior Period
Legal reserves that was allocated to be in compliance with the decisions made on the Annual General Assembly	1,470,724	1,470,724
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.2.12 Accrued interest and expenses

The details of accrued interest and expenses allocated to the related items on the liability side of the balance sheet are as follows:

	Current Period		Prior Period	
	FC	**TL**	**FC**	**TL**
Deposits	199,924	74,443	250,628	80,405
Funds Borrowed	67,845	42,950	183,331	99,278
Interbank Money Markets	38,839	1,364	45,021	6,787
Other Accruals	48,421	6,887	23,902	9,978
Total	**355,029**	**125,644**	**502,882**	**196,448**

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.3 Off-Balance Sheet Items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	7,247,592	6,790,151
Letters of Guarantee in TL	4,336,963	4,120,918
Letters of Credit	2,474,577	2,311,731
Bills of Exchange and Acceptances	194,231	123,807
Others	-	-
Total	**14,253,363**	**13,346,607**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of TL 42,135 thousands (31 December 2008: TL 2,459 thousands) is made for unliquidated non-cash loans of TL 70,768 thousands (31 December 2008: TL 15,901 thousands) recorded under the off-balance sheet items in the accompanying financial statements.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 31 March 2009, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 925,000,000 (31 December 2008: USD 925,000,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	259,358	225,228
With Original Maturity of 1 Year or Less	15,404	15,067
With Original Maturity of More Than 1 Year	243,954	210,161
Other Non-Cash Loans	14,777,307	14,040,836
Total	**15,036,665**	**14,266,064**

5.3.1.4 Sectoral risk concentration of non-cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.1.5 Non-cash loans classified under Group I and II

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.3.3   Contingent liabilities and assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.4   Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.4 Income Statement

5.4.1 Interest Income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	TL	FC	TL	FC
Short-term loans	747,003	72,941	523,391	49,156
Medium and long-term loans	503,509	336,896	456,778	238,194
Loans under follow-up	7,208	-	5,339	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**1,257,720**	**409,837**	**985,508**	**287,350**

(*) Includes also the fee and commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	TL	FC	TL	FC
Central Bank of Turkey	1,170	295	2,013	-
Domestic Banks	4,191	180	952	1,378
Foreign Banks	18,033	24,514	45,613	23,144
Foreign Head Offices and Branches	-	-	-	-
Total	**23,394**	**24,989**	**48,578**	**24,522**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	TL	FC	TL	FC
Trading Financial Assets	5,804	482	2,879	859
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	632,989	44,897	430,809	57,391
Investments Held-to-Maturity	245,447	29,755	113,497	4,101
Total	**884,240**	**75,134**	**547,185**	**62,351**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest received from Investments in Associates and Subsidiaries	16,723	7,826

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.4.2 Interest Expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Banks	**74,815**	**75,403**	**57,853**	**106,141**
Central Bank of Turkey	-	-	-	-
Domestic Banks	10,280	1,747	7,559	993
Foreign Banks	64,535	73,656	50,294	105,148
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	**15,585**	-	**10,799**
Total	**74,815**	**90,988**	**57,853**	**116,940**

(*) Includes also the fee and commission expenses on borrowings

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest paid to Investments in Associates and Subsidiaries	4,767	5,603

5.4.2.3 Interest expenses on securities issued

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits					Accumulating Deposit Accounts	Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over		
Turkish Lira								
Bank Deposits	733	19,608	-	-	-	-	-	20,341
Saving Deposits	353	230,440	388,815	4,516	3,705	2,740	-	630,569
Public Sector Deposits	-	14,628	16,829	1	11	2	-	31,471
Commercial Deposits	1,317	156,972	171,506	2,327	284	5,477	-	337,883
Other	2,812	5,027	16,358	27	21	8	-	24,253
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total TL	**5,215**	**426,675**	**593,508**	**6,871**	**4,021**	**8,227**	-	**1,044,517**
Foreign Currency								
Foreign Currency Deposits	855	72,970	84,188	5,144	13,909	10,474	725	188,265
Bank Deposits	-	3,948	-	-	-	-	-	3,948
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	2	-	218	-		220
Total FC	**855**	**76,918**	**84,190**	**5,144**	**14,127**	**10,474**	**725**	**192,433**
Grand Total	**6,070**	**503,593**	**677,698**	**12,015**	**18,148**	**18,701**	**725**	**1,236,950**

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.4.2.5   *Interest expense on repurchase agreements*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.6   *Financial lease expenses*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7   *Interest expenses on factoring payables*

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3   Dividend income

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.4   Trading income/losses (Net)

	Current Period	Prior Period
Income	**17,356,241**	**1,525,742**
Trading Account Income	83,229	38,610
Derivative financial instruments	1,114,057	469,247
Foreign Exchange Losses	16,158,955	1,017,885
Losses (-)	**16,971,576**	**1,435,952**
Trading Account Losses	5,464	11,351
Derivative financial instruments	726,279	398,823
Foreign Exchange Losses	16,239,833	1,025,778
Total	**384,665**	**89,790**

5.4.5   Other operating income

The items under "other operating income" consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

Furthermore, the Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, following the adjustments made to the corporate tax returns of the period from 2001 to 2005, the tax refund that the Bank will collect through conciliation from the tax office due to the prepaid taxes in 2005, is agreed to be TL 131,178 thousands. In line with this conciliation and including a tax refund on an existing unused investment incentive certificate amounting TL 6,078 thousands, a total amount of TL 137,256 thousands is recorded as prior period income in the accompanying financial statements under "other operating income".

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	425,962	53,947
Loans and receivables in Group III	*238,962*	*30,814*
Loans and receivables in Group IV	*64,842*	*7,762*
Loans and receivables in Group V	*122,158*	*15,371*
General Provisions	60,406	66,567
Provision for Possible Losses	15,000	131,000
Impairment Losses on Securities	118	699
Financial assets at fair value through profit or loss	*115*	*699*
Financial assets available-for-sale	*3*	*-*
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	15	6
Associates	*-*	*-*
Subsidiaries	*15*	*6*
Joint Ventures	*-*	*-*
Investments Held-to-Maturity	*-*	*-*
Others	75,662	2,177
Total	**577,163**	**254,396**

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	226,463	197,438
Reserve for Employee Termination Benefits	-	-
Deficit Provision for Pension Fund	-	-
Impairment Losses on Tangible Assets	-	1
Depreciation Expenses of Tangible Assets	42,014	37,630
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	1,071	1,058
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	199	282
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	216,166	204,736
Operational Lease related Expenses	*30,653*	*23,070*
Repair and Maintenance Expenses	*4,712*	*3,803*
Advertisement Expenses	*19,429*	*17,231*
Other Expenses	*161,372*	*160,632*
Loss on Sale of Assets	376	2,794
Others	93,060	140,903
Total	**579,349**	**584,842**

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.4.9   Provision for taxes including taxes from discontinued operations

As of 31 March 2009, the Bank recorded a tax expense of TL 212,042 thousands (31 March 2008: TL 124,672 thousands) and a deferred tax income of TL 27,499 thousands (31 March 2008: TL 6,828 thousands, a deferred tax expense).

Deferred tax income/expense on timing differences:

Deferred tax income/(expense) on timing differences	Current Period
Increase in tax deductable timing differences (+)	31,273
Decrease in tax deductable timing differences (-)	4,482
Increase in taxable timing differences (-)	9,593
Decrease in taxable timing differences (+)	10,301
Total	**27,499**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(decrease) in tax deductable timing differences (net)	26,791
(Increase)/decrease in taxable timing differences (net)	708
Increase/(decrease) in tax losses (net)	-
Increase/(decrease) in tax deductions and exemptions (net)	-
Total	**27,499**

5.4.10   Net operating profit/loss after taxes including net profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11   Net profit/loss

5.4.11.1   Any further explanation on operating results needed for better understanding of the Bank's performance

None.

5.4.11.2   Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.12   Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

Türkiye Garanti Bankası AŞ

Unconsolidated Interim Financial Report as of and

For the Three-Month Period Ended 31 March 2009

(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements

and Related Disclosures and Footnotes

Originally Issued in Turkish, See Note 3.1.1

5.5   Statement of Changes in Shareholders' Equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.6   Statement of Cash Flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.7 Related Party Risks

5.7.1 Transactions with the Bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	1,729,413	122,864	25	1,661	220,662	183,932
Balance at end of period	1,706,134	22,463	22	1,666	209,335	202,172
Interest and Commission Income	17,848	30	10	1	5,771	336

Prior Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	953,386	61,690	1	1,090	65,794	168,482
Balance at end of period	1,729,413	122,864	25	1,661	220,662	183,932
Interest and Commission Income	9,371	27	4	1	1,541	161

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Balance at beginning of period	240,915	154,208	300,582	86,051	183,763	235,532
Balance at end of period	207,366	240,915	169,082	300,582	247,721	183,763
Interest Expense	4,767	5,603	3,951	3,774	3,054	4,561

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Transactions for Trading:						
Beginning of Period	331,010	-	-	-	-	-
End of Period	380,404	331,010	-	-	-	-
Total Profit/Loss	26,704	88	-	-	-	-
Transactions for Hedging:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.7.2   The Bank's risk group

5.7.2.1   *Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions*

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2   *Concentration of transaction volumes and balances with risk group and pricing policy*

The cash loans of the risk group amounting TL 617,869 thousands (31 December 2008: TL 667,071 thousands) compose 1.22% (31 December 2008: 1.34%) of the Bank's total cash loans and 0.65% (31 December 2008: 0.75%) of the Bank's total assets. The total loans and similar receivables amounting TL 1,915,491 thousands (31 December 2008: TL 1,950,100 thousands) compose 2.02% (31 December 2008: TL 2.19%) of the Bank's total assets. The non-cash loans of the risk group amounting TL 226,304 thousands (31 December 2008: TL 308,457 thousands) compose 1.51% (31 December 2008: 2.17%) of the Bank's total non-cash loans. The deposits of the risk group amounting TL 624,169 thousands (31 December 2008: TL 725,260 thousands) compose 1.07% (31 December 2008: 1.38%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set on an arms-length basis.

The Bank has a total lease payable of TL 22,409 thousands (31 December 2008: TL 23,357 thousands) from the transactions carried out with related parties. As a result of these transactions, a leasing expense of TL 747 thousands (31 March 2008: TL 1,687 thousands) is recorded. Furthermore, there is a credit card (POS) payable amounting TL 31,069 thousands (31 December 2008: TL 25,987 thousands) to related parties.

Operating expenses of TL 1,508 thousands (31 March 2008: TL 4,209 thousands) for IT services rendered by related parties and rent income of TL 443 thousands (31 March 2008: TL 330 thousands) for the real estates rented to related parties, are recorded.

The Bank made a total payment of TL 39,338 thousands to its top management considered as key management as of 31 March 2009 (31 March 2008: TL 37,836 thousands).

5.7.2.3   *Other matters not required to be disclosed*

None.

5.7.2.4   *Transactions accounted under equity method*

Please refer to Note 5.1.8.

5.7.2.5   *All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services*

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

At 11 March 2008, a real estate with a net book value of TL 40,581 thousands was sold to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of TL 42,693 thousands). The sale price, of which USD 15,000,000 was collected immediately at the date of sale, was fully collected. A gain of TL 2,112 thousands was recognized as income on this transaction in prior period.

At 6 March 2009, a real estate was purchased from Eureko Sigorta AŞ at a price of TL 12,434 thousands and fully paid.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.8   Domestic, Foreign and Off-Shore Branches or Investments and Foreign Reprensentative Offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.9   Significant Events and Matters Arising Subsequent to Balance Sheet Date

With the agreement signed on 12 May 2009, the Bank has renewed the syndication loan facility amounting EUR 600 millions, which was obtained on 8 May 2008. The syndication loan facility, which consists of two tranches amounting USD 109,974,375 and EUR 517,312,500, equivalent of EUR 600 millions in total, has been completed with the participation of 31 banks from 15 different countries for a one-year maturity. The total costs of this loan facility with two tranches that will be used for financing of export contracts, are Libor+2.5% and Euribor+2.5%, respectively.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.10   Other Disclosures on Activities of the Bank

5.10.1   The Bank's latest international risk ratings

MOODY'S *(January 2009*)*

Long Term FC Deposit	B1
Long Term TL Deposit	A3
Short Term TL Deposit	Prime-2
Short Term FC Deposit	NP
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(January 2009*)*

Long Term FC Obligations	BB-
Long Term TL Deposit	BB-
Outlook	Negative

FITCH RATINGS *(April 2009*)*

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE *(December 2008*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

JCR EURASIA RATINGS *(May 2009*)*	
Long Term International FC	BB+ (Stable)
Long Term International TL	BBB (Stable)
Long Term National	AAA (Trk) (Stable)
Short Term International FC	B (Stable)
Short Term International TL	A-3 (Stable)
Short Term National	A-1+ (Trk) (Stable)
Support	1
Independency from Shareholders	A

(*) Latest dates in risk ratings or outlooks.

5.10.2   Dividends

At the annual general assembly dated 2 April 2009, it was decided to distribute the profit of 2008 as follows:

2008 PROFIT DISTRIBUTION TABLE	
2008 Net Profit	1,750,488
A – I. Legal reserve (Turkish Commercial Code 466/1) at 5%	(87,524)
Undistributable funds	(4,407)
B – First dividend at 5% of the Paid Capital	-
C – Extraordinary reserves at 5% after above deductions	-
D – Dividend to the owners of the Founder Shares	
E – Extraordinary reserves	(1,658,557)
F – II.Legal reserve (Turkish Commercial Code 466/2)	-

5.10.3   Other disclosures

On 23 February 2009, the Bank obtained a subordinated debt of EUR 50 millions from Proparco (Societe de Promotion et de Participation pour la Cooperation Economique SA), a company of the French Development Agency Group with an interest of Euribor+3.5% and maturity of 12 years with a repayment option at the end of the seventh year to finance the clean energy projects. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by the BRSA in the calculation of the Bank's capital adequacy ratio in compliance with the conditions set in the "Regulation on Equities of Banks" issued by the BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

Türkiye Garanti Bankası AŞ
Unconsolidated Interim Financial Report as of and
For the Three-Month Period Ended 31 March 2009
(Thousands of Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

6 Independent Auditors' Review Report

6.1 Disclosure on independent auditors' review report

The Bank's unconsolidated interim financial statements as of 31 March 2009, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 14 May 2009 that nothing material has come to their attention that caused them to believe that the accompanying unconsolidated interim financial statements do not give a true and fair view of the Bank's financial position and results of its operations as of 31 March 2009.



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

May 12, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC
Mail Processing
Section

JUN 05 2009

Washington, DC
122

12g3-2 (b) filing number: 82-3636

Our Bank has successfully renewed the EUR 600 million syndicated loan secured in May 2008. The new transaction is signed on 12 May, 2009 with an equivalent amount of EUR 600 million and comprises two tranches, USD 109,974,375 and EUR 517,312,500. The loan, which will be used for pre-export financing, was closed with the participation of 31 banks from 15 countries and an all-in cost of Libor/Euribor + 2.5%.

We hereby declare that our above statements conform with the principles included in the Communiqué Serial VIII No. 54 issued by Capital Markets Board, and fully reflect the information we received in this regard, that the information complies with our records, books and documents, that we did our best to obtain the correct and complete information on this matter and that we are responsible for the declarations contained herein.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

May 07, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The Board of Directors has resolved on May 7, 2009 that the attached Disclosure
Policy prepared by the Bank to ensure the public disclosure of material events in line
with the Communiqué on Principles Regarding Material Events Disclosure Serial:
VIII, No.54 issued by the Capital Markets Board of Turkey, be approved.

We hereby declare that our above statements conform with the principles included in
the Communiqué Serial VIII No. 54 issued by Capital Markets Board, and fully
reflect the information we received in this regard, that the information complies with
our records, books and documents, that we did our best to obtain the correct and
complete information on this matter and that we are responsible for the declarations
contained herein.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations

T. GARANTİ BANKASI A.Ş. DISLOSURE POLICY

Purpose and Basis

This Disclosure Policy which has been prepared in accordance with the Communiqué on Principles Regarding Material Events Disclosure Serial: VIII, No: 54 issued by the Capital Markets Board of Turkey ("**Communiqué**") to ensure that high quality information will be provided to the Bank's shareholders, investors and all other beneficiaries including the public, has been entered into effect by a prior approval of the Board of Directors.

General Principles

Disclosure Policy:

a. is in strict compliance with the relevant provisions of the Banking Law and the Capital Markets Law;
b. has been formulated under the Bank's Corporate Governance Principles and transparency policy;
c. aims at enabling the public administration and authorities, shareholders, existing and potential investors, customers and all other beneficiaries to have timely access to accurate and complete information under equal conditions;
d. ensures that all information disclosed to public are indirect, easily understandable, analyzable and accessible at the most affordable cost so as to help and assist the decision making process of all persons and entities intending to use such information; and
e. does not result in any obligation of public disclosure in respect of the information in the nature of banking secrets and/or trade secrets or information which is not legally allowed to be disclosed.

Disclosure Means

The following means, channels and methods will be used for public disclosure purposes:

- Material events disclosures,
- Financial statements and their footnotes, independent audit report and Activity Report,
- Announcements published in the Turkish Trade Registry Gazette,
- Press bulletins and announcements,
- Information meetings, teleconferences and videoconferences,
- Investor meetings and presentations,
- Corporate web site, and
- News Channels (Reuters, AP, Bloomberg, Foreks, etc.)

Material Events Disclosures

Upon occurrence of any one of the transactions, events and circumstances specified in the Communiqué, a material event disclosure which is to be prepared and issued in the form attached to the Communiqué should be sent and delivered simultaneously both to the Istanbul Stock Exchange ("**ISE**") and to the Public Disclosure Platform (www.kap.gov.tr) created by ISE for transparency and public disclosure purposes, and this disclosure will be further

1

published in the corporate web site no later than the first business day following the public disclosure. Such disclosures should be kept in the corporate web site for a period of five years. In addition, such material events disclosures should be also circulated and distributed to corporate investors in electronic form.

Publishing of Interim and Year-End Financial Statements and Yearly Activity Report

The quarterly consolidated and non-consolidated financial statements and reports which are prepared in accordance with the regulations of the Banking Regulation and Supervision Agency ("**BRSA**") should be submitted to ISE, BRSA, Capital Markets Board ("**CMB**"), Turkish Central Bank ("**TCB**") and Banks Association of Turkey ("**BAT**") within the period of time specified in the applicable laws and regulations. These reports and statements should also be published in the corporate web site.

Furthermore, the year-end consolidated and non-consolidated financial statements and reports should be published in the Turkish Trade Registry Gazette by the end of April following the relevant financial year. Thereafter, the year-end financial statements (without footnotes) and independent audit report should be sent to the Official Gazette for publishing purposes.

Yearly activity reports issued and prepared in accordance with the regulations of BRSA and CMB should be submitted to the shareholders for the examination purposes by being published in the corporate web site at least 15 days prior to the Ordinary General Meeting. The yearly activity report may be obtained and received from the Shareholders Department and the Bank's branches.

Press Statements relating to Financial Statements

In quarterly periods, following public disclosure of financial statements of the relevant period, a press statement summarizing the financial situation of the Bank will be issued and published. These press statements will be transmitted and delivered to data distribution firms such as Reuters, Foreks and Bloomberg. Full text of the press statements will also be published in the corporate web site.

Announcements in the Turkish Trade Registry Gazette

Agenda of Ordinary and Extraordinary General Meetings, Power of Attorney forms, General Meeting Resolutions, all kinds of amendments to the Articles of Association including capital increases should be publicly disclosed through the Turkish Trade Registry Gazette.

Furthermore, the calls for Ordinary and Extraordinary General Meetings, resolutions regarding profit distribution and capital increases, amendments to the Articles of Association should be published in two nationwide newspapers.

Promotion / Information Meetings and Presentations

The Bank may, if and when deemed necessary, organize information meetings with financial analysts, investors, creditors and shareholders. The meetings will not subject to a specific predetermined schedule, and their frequency will be determined under the current circumstances. Such meetings may either be held face-to-face or organized by methods such as teleconference and/or videoconference. Presentations and reports presented in these

meetings should also be made public in the corporate website as a requirement of the principle of equity in access to information.

Corporate Web Site

Corporate web site (www.garanti.com.tr) is used actively for public disclosure purposes. Parallel to the corporate governance principles of the Capital Markets Board, all information that the corporate web site contains is also prepared and published in English for use of the foreign investors (www.garantibank.com). The corporate web site includes material events disclosures and other public statements as well as detailed information and data about the Bank. Corporate web site is organized to ensure quick and easy access of all stakeholders to information. The information published in the web site is regularly updated. At the same time, for the sake of comparability, past-related information are kept and stored in a systematic manner. Initiatives aimed at improving the corporate web site so as to create the opportunity to have access to top quality and accurate information is given priority and attached importance. Security of the web site is insured by the Bank.

Questions, comments and information requests of all stakeholders are answered by the Investor Relations Department as soon as possible. Mail address, telephone and facsimile numbers and e-mail address of such Department are made available to all stakeholders. In addition, the web site also contains frequently asked questions and their answers.

Follow-up of News or Rumors

In the event of any news or rumors about the Bank which are published in press and media, are not originated from duly authorized officers of the Bank, are different from the previously disclosed information, and are so material and important that they may affect the investment decisions of potential investors and value or price of capital market instruments, a material events disclosure will be published in order to verify whether such news or rumors are accurate, true and adequate or not, in accordance with the Communiqué. Such public disclosure or press statement will be further transmitted and delivered to data distribution firms such as Reuters, Foreks and Bloomberg, and published in the corporate website.

The same method mentioned above will also be applied in case of news or rumors which are not subject to a material events disclosure under the Communiqué, but about which the Bank top management deems necessary to make a clarification.

Disclosure of Future Oriented Information

Future oriented information, prospects and forecasts may be disclosed to public usually in writing, but incidentally and from time to time verbally. In both cases, the statements will be published also in the corporate web site. The disclosed information also contains the grounds, reasons, assumptions, risks and uncertainties relied upon by and the required data and information relating to such forecasts. The future oriented information disclosed as above should not be misleading and should not contain baseless and groundless, exaggerated predictions and forecasts.

Persons Authorized to Make Public Statements

Material events disclosures should be issued and published by the Executive Vice President in charge of General Accounting.

Only the Chairman and Members of Board of Directors, the CEO and the Executive Vice Presidents are authorized to make statements directed towards press and media and/or data distribution firms in the name of the Bank.

Information requests of the stakeholders will be handled and satisfied by the Executive Vice President in charge of Investor Relations and by the relevant Senior Vice President.

Protection of Confidentiality of Insider Information

The Board of Directors is responsible to take and implement all kinds of actions and measures for protection of confidentiality of all information which are not yet made public and may affect the investment decisions of potential investors and the value and price of capital market instruments.

The Bank will prepare and issue a list of employees authorized to have access to insider information. Responsibilities of the persons included in such list and reasons of their inclusion therein should be stated clearly. This list will be regularly updated.

Necessary actions should be taken in order to ensure that lawyers, attorneys, independent auditors, tax advisors and similar other persons and entities having access to insider information in the course of performance of duties and transactions for and on behalf of the Bank will be held strictly liable for protection of confidentiality of such information as per the applicable laws and special contracts executed by them.

Identification of Persons Who Have Administrative Duty

Pursuant to the pertinent provisions of the Communiqué, Serial VIII, No. 54, issued by the Capital Markets Board, all transactions conducted by the persons who have administrative duty and other related persons with regard to the shares representing the capital and other capital market instruments associated to such shares will be disclosed and reported to the relevant stock exchange by such persons.

The persons with administrative duty and the other related persons will be identified on the basis of criteria specified in the Communiqué.

Enforcement and Amendments

The Board of Directors is authorized and responsible to follow-up, monitor and improve the disclosure policy. Efficiency and reliability of public disclosure processes as a part of the disclosure policy are under supervision and control of the Board of Directors. Accordingly, the Board of Directors is authorized to make changes and amendments in the text of this policy, and all such changes and amendments will be made public and published in the corporate web site within one week following the date of change or amendment.

The Bank Management is responsible to enforce and implement this disclosure policy.



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

April 15, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

A Cooperation Agreement has been executed by and between our Bank and Migros Türk T.A.Ş. in order to create a common program for providing special advantages to the consumers. It is planned to offer different opportunities to the consumers as a result of the cooperation which is to be created through such program.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 54., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations



April 02, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

12g3-2 (b) filing number: 82-3636

The Ordinary Shareholders' meeting of Garanti Bank relating to the 2008 Financial Year was held on Thursday April 2, 2009 at 10.00 am at Levent, Nispetiye Mahallesi, Aytar Caddesi No:2, Besiktas – Istanbul and the following agenda was discussed and accepted. In summary, at the Ordinary Shareholders' Meeting;

• The proposal of Board of Directors regarding the profit distribution on 2008 net earnings has been submitted for the approval of the shareholders. Accordingly, it is resolved to transfer the remaining TL 1,658,556,818.09 TL of the profit (totaling TL 1,750,488,198.54 after the deduction of the tax for the year 2008) to the Extraordinary Reserve Fund following setting aside the "Legal Reserve Fund" in the amount of TL 87,524,409.93 (which is 5% of the total profit amount) and "Legal Funds to be statutorily set aside and saved in the Bank" in the amount of TL 4,406,970.52.
• It is resolved to set the number of Board Members at nine and to elect Ferit Faik ŞAHENK, Sait Ergun ÖZEN, Süleyman SÖZEN, Muammer Cüneyt SEZGİN, Ahmet Kamil ESİRTGEN, Des O'SHEA, Denis Arthur HALL, Xavier Pascal DURAND and Dmitri Lysander STOCKTON as Board Members for a period of three years, and Altan Reha GÖKSU and Murat İNAN as auditors of the Bank for a period of three years, to keep the remuneration of the Board Members and Auditors as it is.
• The shareholders have been informed regarding the Bank's charitable donations in the amount of TL 6,887,869.63 made during the year 2008.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 54., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

March 13, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The Board of Directors of our Bank has resolved on March 13, 2009 the submission for the approval of the Shareholders during the Ordinary General Shareholders' Meeting the transfer of remaining TL 1,658,556,818.09 of the profit for the year 2008 (which is in the total amount of TL 1,750,488,198.54 after tax) to the Extraordinary Reserves following setting aside the regal reserves and legal funds to be statutorily set aside and maintained by the Bank. The profit distribution table is attached.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 54., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations

T.GARANTİ BANKASI A.Ş. - STATEMENT OF PROFIT DISTRIBUTION (TL) FOR THE YEAR 2008

1.Paid-in capital		4,200,000,000.00
2.Total Legal reserves (According to Legal Records)		272,893,172.60
Information on priviliges in profit distribution as per Articles of Associations, if any		-
		As per Legal Records
3.	Current Period Profit before Tax	2,161,988,198.90
4.	Taxes Payable (-)	411,500,000.36
5.	Net Profit for the Period (=)	1,750,488,198.54
6.	Accumulated Losses (-)	
7.	First Legal Reserves (-)	87,524,409.93
	Other Statutory Undistributable Reserves (-)	4,406,970.52
8.	NET PROFIT AVAILABLE FOR DISTRIBUTION(=)	1,658,556,818.09
9.	Donations made during the period (+)	
10.	Net profit available for distribution including donations made subject to first dividend	
	First Dividend to Shareholders (*)	**0.00**
	Cash -	0.00
	Non-cash -	0.00
11.	Total -	0.00
12.	Dividends to Owners of Privileged Shares	0.00
13.	Dividends to Board of Directors, Personnel,...etc.	0.00
14.	Dividends to Owners of Redeemed Shares	0.00
15.	Second Dividend to Shareholders	0.00
16.	Second Legal Reserves	0.00
17.	Status Reserves	0.00
18.	Special Funds	0.00
19.	EXTRAORDINARY RESERVES	1,658,556,818.09
	Other Distributable funds	
	Prior Period Profits	-
	Extraordinary Reserves	
20.	Other Distributable Reserves as per Laws and Articles of Association	

INFORMATION ON DIVIDEND DISTRIBUTION RATIO

INFORMATION ON DIVIDEND PER SHARE

	GROUP	TOTAL DIVIDEND AMOUNT (YTL)	DIVIDEND PER SHARE	
			AMOUNT (TL)	RATIO (%)
GROSS	A			
	B			
	TOTAL	-	-	-
NET	A			
	B			
	TOTAL	-	-	-

THE RATIO OF DIVIDENDS TO NET PROFIT AVAILABLE FOR DISTRIBUTION INCLUDING DONATIONS

DIVIDENDS TO SHAREHOLDERS (TL)	THE RATIO OF DIVIDENDS TO SHAREHOLDERS TO NET PROFIT AVAILABLE FOR DISTRIBUTION INCLUDING DONATIONS
-	-



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

March 05, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

The Board of Directors of our Bank has resolved on March 5, 2009 that the Ordinary General Shareholders' meeting of T. Garanti Bankası A.Ş. be held on April 02, 2009 Thursday, at 10:00 at Levent, Nispetiye Mahallesi, Aytar Caddesi No:2, Besiktas - Istanbul with the following agenda:

AGENDA

1 Opening and formation of the Board of Presidency,

2 Authorization of the Board of Presidency for the execution of the minutes of the Ordinary General Shareholder's Meeting,

3 Reading and discussion of the Board of Directors' Annual Report and Auditors' Reports,

4 Reading, discussion and ratification of the Balance sheet and Profit and Loss Accounts and acceptance or rejection by discussion of the Board of Directors' proposal regarding the dividend distribution,

5 Voting of the appointments of the members of Board of Directors in order to fulfill the residual term of positions of members vacated during the year,

6 Release of members of the Board of Directors and Auditors,

7 Election of members of the Board of Directors and Auditors,

8 Determination of the remuneration of the members of the Board of Directors and Auditors,

9 Informing the shareholders with regard to the past year's charitable donations,

10 Authorization of the members of the Board of Directors to do business with the Bank (provisions of the Banking Law to remain reserved) in accordance with Articles 334 and 335 of Turkish Commercial Code.

We declare that our above statements are in conformity with the principles included in the Board's Communiqué, Serial VIII Nr. 54., that it exactly reflects the information we received; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

May 14, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Please find enclosed Garanti Bank's consolidated financial statements for the period ended March 31, 2009 prepared in line with the BRSA's (Turkish Banking Regulation and Supervision Agency) directives.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations

Türkiye Garanti Bankası Anonim Şirketi

And Its Financial Affiliates

Consolidated Financial Statements

As of and For the Three-Month Period Ended

31 March 2009

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report Thereon

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ

14 May 2009

This report contains "Independent Auditors' Review Report" comprising 1 page and; "Consolidated Financial Statements and Related Disclosures and Footnotes" comprising 81 pages.



Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyukdere Caddesi
Levent 34330 Istanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www kpmg com tr

Convenience Translation of the Independent Auditors' Review Report
Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the consolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") and its financial affiliates as of 31 March 2009 and the related consolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the three-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ and its financial affiliates as of 31 March 2009 and the result of its operations and cash flows for the three-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Article 37 and 38 of the (Turkish) Banking Law No. 5411 and other communiques, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

İstanbul,
14 May 2009

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat ALSAN
Partner, Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Interim Financial Report
as of and for the Three-Month Period Ended 31 March 2009

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The consolidated interim financial report for the three-month period ended 31 March 2009 prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about Parent Bank
2. Consolidated Interim Financial Statements of Parent Bank
3. Accounting Policies
4. Consolidated Financial Position and Results of Operations of Group
5. Disclosures and Footnotes on Consolidated Financial Statements
6. Independent Auditors' Review Report

The consolidated subsidiaries and associates in the scope of this consolidated financial report are the followings:

Subsidiaries

1. Garanti Bank International NV
2. Garanti Finansal Kiralama AŞ
3. Garanti Bank Moscow
4. Garanti Faktoring Hizmetleri AŞ
5. Garanti Emeklilik ve Hayat AŞ
6. Garanti Yatırım Menkul Kıymetler AŞ
7. Garanti Portföy Yönetimi AŞ
8. Garanti Financial Services Plc
9. Garanti Fund Management Co Ltd

Associates

1. Eureko Sigorta AŞ

Special Purpose Entities

1. Garanti Diversified Payment Rights Finance Company
2. T2 Capital Finance Company

The consolidated quarterly financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying consolidated financial statements are presented in thousands of Turkish Lira (TL).

Ferit F. Şahenk	M. Cüneyt Sezgin	Des O'Shea	S. Ergun Özen	Aydın Şenel	Aylin Aktürk
Board of Directors Chairman	Audit Committee Member	Audit Committee Member	General Manager	Executive Vice President Responsible of Financial Reporting	Coordinator

The authorized contact person for questions on this financial report:

Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

1 General Information

1.1 History of parent bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 723 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 Parent bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during period and information on its risk group

As of 31 March 2009, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9,765,000,000 shares of the Bank at a nominal value of TL 97.650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Doğuş Group that was established in 1951 initially for investments in construction sector, operates in seven sectors namely financial services, automotive, construction, real estate, tourism, media and energy with more than 70 companies and approximately 20 thousands employees.

The major worldwide joint ventures of the Group are; General Electric in finance and real estate, Volkswagen AG and TÜVSÜD in automotive, French Alstom and Japan Marubeni in construction, CNBC in media and Starwood Hotels & Resorts, Worldwide Inc., HMS International Hotel GmbH (Maritim) and Aldania GmbH in tourism.

The major investments of the Group in financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services.

GE operates in more than 100 countries through its four major business lines providing services through their own business units with more than 300 thousand employees. These four business lines are;

GE Technology Infrastructure
GE Energy Infrastructure
GE Capital Finance
NBC Universal

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

GE Global Banking that operates under GE Capital Finance, one of GE's major business lines extends loans to consumers, retailers and car vendors in 26 countries. GE Global Banking provides variety of financial products to customers such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate travelling and spending cards, debt consolidation.

1.3 Information on parent bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	19 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	27 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	21 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	35 years
Denis Arthur Hall	Member	08.10.2008	College	25 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	University	32 years
Dmitri Lysander Stockton	Member	22.12.2005	University	18 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	22 years

At the board of directors' meeting held on 2 April 2009, Xavier Pascal Durand has been assigned for the board member position.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	22 years
Adnan Memiş	EVP-Support Services	03.06.1991	Master	31 years
Afzal Mohammed Modak	EVP-Finance & Accounting	20.07.2007	Master	24 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	17 years
Ali Temel	EVP-Loans	21.10.1999	University	19 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	15 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	27 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	24 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	18 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	17 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	24 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	28 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	14 years
Avni Aydın Düren	EVP-Legal Services	15.01.2009	Master	15 years

The top management listed above does not hold any unquoted shares of the Bank.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

1.4   Information on parent bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	1,119,800	26.6619%	1,119,800	-
GE Araştırma ve Müşavirlik Limited Şti	875,712	20.8503%	875,712	-

According to the decision made at the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held on 13 June 2008, the Bank repurchased all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of TL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of TL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "extraordinary reserves", and the value of remaining 2 founder share-certificates has been blocked in the bank accounts.

Subsequent to these purhases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

1.5   Summary information on parent bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,

- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;

- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,

- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,

- Developing economical and financial relations with foreign organizations,

- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Consolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 31 March 2009

		THOUSANDS OF TURKISH LIRA (TL)					
ASSETS	Footnotes	CURRENT PERIOD 31 March 2009			PRIOR PERIOD 31 December 2008		
		YTL	FC	Total	YTL	FC	Total
I. CASH AND BALANCES WITH CENTRAL BANK	5.1.1	1,934,172	3,234,615	5,168,787	2,575,060	2,974,970	5,550,030
II. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)	5.1.2	763,113	502,492	1,265,605	659,366	614,557	1,273,923
2.1 Financial assets held for trading		763,113	502,492	1,265,605	659,366	614,557	1,273,923
2.1.1 Government securities		312,299	11,933	324,232	123,957	15,599	139,556
2.1.2 Equity securities		18,859	14	18,873	13,642	14	13,656
2.1.3 Derivative financial assets held for trading		422,802	226,152	648,954	512,567	230,668	743,235
2.1.4 Other securities		9,153	264,393	273,546	9,200	368,276	377,476
2.2 Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1 Government securities		-	-	-	-	-	-
2.2.2 Equity securities		-	-	-	-	-	-
2.2.3 Loans		-	-	-	-	-	-
2.2.4 Other securities		-	-	-	-	-	-
III. BANKS	5.1.3	2,273,299	8,862,039	11,135,338	1,713,868	5,336,354	7,050,222
IV. INTERBANK MONEY MARKETS		-	-	-	40,552	-	40,552
4.1 Interbank money market placements		-	-	-	-	-	-
4.2 Istanbul Stock Exchange money market placements		-	-	-	40,552	-	40,552
4.3 Receivables from reverse repurchase agreements		-	-	-	-	-	-
V. FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)	5.1.4	15,635,202	3,751,056	19,386,258	15,031,030	3,296,591	18,327,621
5.1 Equity securities		16,353	55,915	72,268	17,464	44,989	62,453
5.2 Government securities		15,366,326	1,212,085	16,578,411	14,714,792	1,045,877	15,760,669
5.3 Other securities		252,523	2,483,056	2,735,579	298,774	2,205,725	2,504,499
VI. LOANS	5.1.5	27,844,706	26,119,169	53,963,875	28,086,979	24,662,721	52,749,700
6.1 Loans		27,485,551	26,117,479	53,603,030	27,636,833	24,662,721	52,299,554
6.1.1 Loans to bank's risk group	5.7	68,751	192,460	261,211	48,308	201,823	250,131
6.1.2 Government securities	5.7	-	-	-	-	-	-
6.1.3 Other		27,416,800	25,925,019	53,341,819	27,588,525	24,460,898	52,049,423
6.2 Loans under follow-up		1,511,177	32,689	1,543,866	1,239,739	25,085	1,264,824
6.3 Specific provisions (-)		1,152,022	30,999	1,183,021	789,593	25,085	814,678
VII. FACTORING RECEIVABLES	5.1.6	345,461	234,307	579,768	405,992	245,807	651,799
VIII. INVESTMENTS HELD-TO-MATURITY (Net)	5.1.7	5,861,267	1,835,674	7,696,941	6,086,566	1,697,815	7,784,381
8.1 Government securities		5,861,267	1,791,728	7,652,995	6,086,566	1,658,021	7,744,587
8.2 Other securities		-	43,946	43,946	-	39,794	39,794
IX. INVESTMENTS IN ASSOCIATES (Net)	5.1.8	61,926	-	61,926	57,074	-	57,074
9.1 Associates consolidated under equity accounting		45,208	-	45,208	40,342	-	40,342
9.2 Unconsolidated associates		16,718	-	16,718	16,732	-	16,732
9.2.1 Financial investments in associates		14,741	-	14,741	14,755	-	14,755
9.2.2 Non-financial investments in associates		1,977	-	1,977	1,977	-	1,977
X. INVESTMENTS IN SUBSIDIARIES (Net)	5.1.9	21,341	700	22,041	20,780	674	21,454
10.1 Unconsolidated financial investments in subsidiaries		418	700	1,118	417	674	1,091
10.2 Unconsolidated non-financial investments in subsidiaries		20,923	-	20,923	20,363	-	20,363
XI. INVESTMENTS IN JOINT-VENTURES (Net)	5.1.10	-	-	-	-	-	-
11.1 Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2 Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1 Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2 Non-financial investments in joint-ventures		-	-	-	-	-	-
XII. LEASE RECEIVABLES (Net)	5.1.11	405,627	1,697,326	2,102,953	450,766	1,653,231	2,103,997
12.1 Financial lease receivables		504,218	1,920,068	2,424,286	560,173	1,869,013	2,429,186
12.2 Operational lease receivables		-	-	-	-	-	-
12.3 Others		-	-	-	-	-	-
12.4 Unearned income (-)		98,591	222,742	321,333	109,407	215,782	325,189
XIII. DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT	5.1.12	-	-	-	-	69,161	69,161
13.1 Fair value hedges		-	-	-	-	-	-
13.2 Cash flow hedges		-	-	-	-	69,161	69,161
13.3 Net foreign investment hedges		-	-	-	-	-	-
XIV. TANGIBLE ASSETS (Net)	5.1.13	1,105,966	101,201	1,207,167	1,108,806	98,218	1,207,024
XV. INTANGIBLE ASSETS (Net)	5.1.14	35,617	4,638	40,255	32,456	5,023	37,479
15.1 Goodwill		6,388	-	6,388	6,388	-	6,388
15.2 Other intangibles		29,229	4,638	33,867	26,068	5,023	31,091
XVI. INVESTMENT PROPERTY (Net)	5.1.15	-	-	-	-	-	-
XVII. TAX ASSET		54,057	20,779	74,836	34,877	17,777	52,654
17.1 Current tax asset		-	1,498	1,498	70	63	133
17.2 Deferred tax asset	5.1.16	54,057	19,281	73,338	34,807	17,714	52,521
XVIII. ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)	5.1.17	86,405	-	86,405	81,346	-	81,346
18.1 Asset held for resale		86,405	-	86,405	81,346	-	81,346
18.2 Assets of discontinued operations		-	-	-	-	-	-
XIX. OTHER ASSETS	5.1.18	1,946,847	194,783	2,141,630	1,823,944	156,052	1,979,996
TOTAL ASSETS		58,375,006	46,558,779	104,933,785	58,209,462	40,828,951	99,038,413

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 31 March 2009

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
			CURRENT PERIOD 31 March 2009			PRIOR PERIOD 31 December 2008		
			YTL	FC	Total	YTL	FC	Total
I.	DEPOSITS	5.2.1	32,345,493	31,296,096	63,641,589	29,119,139	28,840,818	57,959,957
1.1	Deposits from bank's risk group	5.7	209,235	224,831	434,066	150,823	350,667	501,490
1.2	Other		32,136,258	31,071,265	63,207,523	28,968,316	28,490,151	57,458,467
II.	DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING	5.2.2	224,144	340,956	565,100	302,141	298,951	601,092
III.	FUNDS BORROWED	5.2.3	3,032,570	11,088,770	14,121,340	2,738,501	10,734,878	13,473,379
IV.	INTERBANK MONEY MARKETS	5.2.4	9,023,339	409,304	9,432,643	10,452,524	700,656	11,153,180
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		9,023,339	409,304	9,432,643	10,452,524	700,656	11,153,180
V.	SECURITIES ISSUED (Net)		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	FUNDS		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	MISCELLANEOUS PAYABLES		2,934,527	137,088	3,071,615	2,795,404	121,233	2,916,637
VIII.	OTHER EXTERNAL FUNDINGS PAYABLE		640,509	275,180	915,689	633,430	231,590	865,020
IX.	FACTORING PAYABLES	5.2.5	-	-	-	-	-	-
X.	LEASE PAYABLES (Net)	5.2.6	-	4,585	4,585	-	4,845	4,845
10.1	Financial lease payables		-	4,585	4,585	-	4,845	4,845
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		-	-	-	-	-	-
XI.	DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT	5.2.7	-	4,958	4,958	-	4,871	4,871
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	4,958	4,958	-	4,871	4,871
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	PROVISIONS	5.2.8	1,059,890	25,502	1,085,392	944,756	28,510	973,266
12.1	General provisions		469,945	20,009	489,954	409,543	19,256	428,799
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		185,057	-	185,057	198,840	-	198,840
12.4	Insurance technical provisions (Net)		131,164	-	131,164	123,603	-	123,603
12.5	Other provisions		273,724	5,493	279,217	212,770	9,254	222,024
XIII.	TAX LIABILITY	5.2.9	465,399	6,901	472,300	390,131	6,746	396,877
13.1	Current tax liability		465,139	6,386	471,525	387,893	6,746	394,639
13.2	Deferred tax liability		260	515	775	2,238	-	2,238
XIV.	LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)	5.2.10	-	-	-	-	-	-
14.1	Asset held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	SUBORDINATED DEBTS	5.2.11	-	1,119,211	1,119,211	-	946,709	946,709
XVI.	SHAREHOLDERS' EQUITY	5.2.12	10,591,295	(91,932)	10,499,363	9,752,345	(9,765)	9,742,580
16.1	Paid-in capital		4,200,000	-	4,200,000	4,200,000	-	4,200,000
16.2	Capital reserves		1,691,627	(100,998)	1,590,629	1,576,741	(18,270)	1,558,471
16.2.1	Share premium		11,880	-	11,880	11,880	-	11,880
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		387,916	(97,708)	290,208	257,174	(79,268)	177,906
16.2.4	Revaluation surplus on tangible assets		597,090	-	597,090	597,090	-	597,090
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		1,509	-	1,509	1,509	-	1,509
16.2.8	Hedging reserves (effective portion)		(79,322)	(3,290)	(82,612)	(63,466)	60,998	(2,468)
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		2,072,720	9,066	2,081,786	2,061,101	8,505	2,069,606
16.3.1	Legal reserves		280,769	4,486	285,255	280,954	4,097	285,051
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1,681,758	-	1,681,758	1,681,758	-	1,681,758
16.3.4	Other profit reserves		110,193	4,580	114,773	98,389	4,408	102,797
16.4	Profit or loss		2,588,131	-	2,588,131	1,879,378	-	1,879,378
16.4.1	Prior periods profit/loss		1,879,378	-	1,879,378	-	-	-
16.4.2	Current period net profit/loss		708,753	-	708,753	1,879,378	-	1,879,378
16.5	Minority interest		38,817	-	38,817	35,125	-	35,125
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		60,317,166	44,616,619	104,933,785	57,128,371	41,910,042	99,038,413

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Off-Balance Sheet Items
At 31 March 2009

OFF-BALANCE SHEET ITEMS	Footnotes	THOUSANDS OF TURKISH LIRA (TL)					
		CURRENT PERIOD 31 March 2009			PRIOR PERIOD 31 December 2008		
		YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III		36,901,139	54,676,164	91,577,303	32,184,579	48,697,088	80,881,667
I. GUARANTEES AND SURETIES	5.3.1	4,421,896	10,956,172	15,378,068	4,228,584	10,338,550	14,567,134
1.1 Letters of guarantee		4,336,925	7,330,768	11,667,693	4,118,306	6,894,220	11,012,526
1.1.1 Guarantees subject to State Tender Law		-	805,793	805,793	238,990	541,707	780,697
1.1.2 Guarantees given for foreign trade operations		325,826	440,643	766,469	312,563	422,149	734,712
1.1.3 Other letters of guarantee		4,011,099	6,084,332	10,095,431	3,566,753	5,930,364	9,497,117
1.2 Bank acceptances		127	194,104	194,231	-	123,807	123,807
1.2.1 Import letter of acceptance		127	107,217	107,344	-	108,097	108,097
1.2.2 Other bank acceptances		-	86,887	86,887	-	15,710	15,710
1.3 Letters of credit		119	3,431,300	3,431,419	278	3,320,523	3,320,801
1.3.1 Documentary letters of credit		-	91	91	-	82	82
1.3.2 Other letters of credit		119	3,431,209	3,431,328	278	3,320,441	3,320,719
1.4 Guaranteed prefinancings		-	-	-	-	-	-
1.5 Endorsements		-	-	-	-	-	-
1.5.1 Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2 Other endorsements		-	-	-	-	-	-
1.6 Underwriting commitments		-	-	-	-	-	-
1.7 Factoring related guarantees		-	-	-	-	-	-
1.8 Other guarantees		84,725	-	84,725	110,000	-	110,000
1.9 Other sureties		-	-	-	-	-	-
II. COMMITMENTS		14,854,874	5,739,675	20,594,549	14,376,973	4,743,412	19,120,385
2.1 Irrevocable commitments		14,854,874	5,738,963	20,593,837	14,376,973	4,742,758	19,119,731
2.1.1 Asset purchase commitments		237,519	1,613,928	1,851,447	153,483	1,418,639	1,572,122
2.1.2 Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3 Share capital commitments to associates and subsidiaries		250	-	250	812	-	812
2.1.4 Loan granting commitments		2,797,977	2,533,396	5,331,373	2,787,561	1,853,327	4,640,888
2.1.5 Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6 Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7 Commitments for cheque payments		1,474,465	-	1,474,465	1,356,288	-	1,356,288
2.1.8 Tax and fund obligations on export commitments		28,186	-	28,186	25,834	-	25,834
2.1.9 Commitments for credit card limits		9,052,267	39,045	9,091,312	8,788,785	31,274	8,820,059
2.1.10 Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11 Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12 Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13 Other irrevocable commitments		1,264,210	1,552,594	2,816,804	1,264,210	1,439,518	2,703,728
2.2 Revocable commitments		-	712	712	-	654	654
2.2.1 Revocable loan granting commitments		-	-	-	-	-	-
2.2.2 Other revocable commitments		-	712	712	-	654	654
III. DERIVATIVE FINANCIAL INSTRUMENTS	5.3.2	17,624,369	37,980,317	55,604,686	13,579,022	33,615,126	47,194,148
3.1 Derivative financial instruments held for risk managemen		-	3,233	3,233	-	110,523	110,523
3.1.1 Fair value hedges		-	-	-	-	-	-
3.1.2 Cash flow hedges		-	3,233	3,233	-	110,523	110,523
3.1.3 Net foreign investment hedges		-	-	-	-	-	-
3.2 Trading derivatives		17,624,369	37,977,084	55,601,453	13,579,022	33,504,603	47,083,625
3.2.1 Forward foreign currency purchases/sales		2,283,230	3,481,584	5,764,814	1,937,437	2,904,909	4,842,346
3.2.1.1 Forward foreign currency purchases		1,191,051	1,679,228	2,870,279	934,191	1,490,485	2,424,676
3.2.1.2 Forward foreign currency sales		1,092,179	1,802,356	2,894,535	1,003,246	1,414,424	2,417,670
3.2.2 Currency and interest rate swaps		10,206,884	21,056,493	31,263,377	9,923,766	20,708,428	30,632,194
3.2.2.1 Currency swaps-purchases		7,281,296	8,428,036	15,709,332	5,472,200	9,895,595	15,367,795
3.2.2.2 Currency swaps-sales		2,925,588	12,545,333	15,470,921	4,451,566	10,772,760	15,224,326
3.2.2.3 Interest rate swaps-purchases		-	41,164	41,164	-	18,612	18,612
3.2.2.4 Interest rate swaps-sales		-	41,960	41,960	-	21,461	21,461
3.2.3 Currency, interest rate and security options		5,091,638	12,231,953	17,323,591	1,683,016	9,017,177	10,700,193
3.2.3.1 Currency call options		2,142,615	4,523,137	6,665,752	658,260	2,816,859	3,475,119
3.2.3.2 Currency put options		2,904,473	4,072,702	6,977,175	990,950	2,696,475	3,687,425
3.2.3.3 Interest rate call options		-	1,874,330	1,874,330	-	1,799,040	1,799,040
3.2.3.4 Interest rate put options		-	1,758,480	1,758,480	-	1,692,640	1,692,640
3.2.3.5 Security call options		40,330	3,304	43,634	33,806	10,642	44,448
3.2.3.6 Security put options		4,220	-	4,220	-	1,521	1,521
3.2.4 Currency futures		34,834	130,949	165,783	27,209	33,537	60,746
3.2.4.1 Currency futures-purchases		2,081	44,976	47,057	24,833	24,967	49,800
3.2.4.2 Currency futures-sales		32,753	85,973	118,726	2,376	8,570	10,946
3.2.5 Interest rate futures		-	13,240	13,240	-	-	-
3.2.5.1 Interest rate futures-purchases		-	-	-	-	-	-
3.2.5.2 Interest rate futures-sales		-	13,240	13,240	-	-	-
3.2.6 Others		7,783	1,062,865	1,070,648	7,594	840,552	848,146
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)		162,684,682	120,078,421	282,763,103	149,828,729	108,801,912	258,630,641
IV. ITEMS HELD IN CUSTODY		45,223,955	16,509,267	61,733,222	38,828,829	15,720,224	54,549,053
4.1 Customers' securities held		24,238,390	4,248,535	28,486,925	18,299,861	3,913,486	22,213,347
4.2 Investment securities held in custody		14,580,048	731,691	15,311,739	13,804,387	932,508	14,736,895
4.3 Checks received for collection		4,543,665	868,324	5,411,989	4,869,700	895,721	5,765,421
4.4 Commercial notes received for collection		1,829,155	1,877,450	3,706,605	1,822,785	1,776,262	3,599,047
4.5 Other assets received for collection		10,095	8,089,956	8,100,051	9,649	7,665,813	7,675,462
4.6 Assets received through public offering		-	37,239	37,239	-	25,454	25,454
4.7 Other items under custody		22,602	656,072	678,674	22,447	510,980	533,427
4.8 Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		117,460,727	103,569,154	221,029,881	110,999,900	93,081,688	204,081,588
5.1 Securities		559,281	14,242	573,523	77,210	24,354	101,564
5.2 Guarantee notes		17,419,492	7,496,847	24,916,339	16,424,680	6,927,507	23,352,187
5.3 Commodities		-	-	-	157	-	157
5.4 Warranties		-	341,680	341,680	-	335,011	335,011
5.5 Real estates		21,364,865	22,431,098	43,795,963	19,469,018	20,275,144	39,744,162
5.6 Other pledged items		78,116,919	73,284,800	151,401,719	75,028,665	65,519,224	140,547,889
5.7 Pledged items-depository		170	487	657	170	448	618
VI. CONFIRMED BILLS OF EXCHANGE AND SURETIES		-	-	-	-	-	-
TOTAL OFF-BALANCE SHEET ITEMS (A+B)		199,585,821	174,754,585	374,340,406	182,013,308	157,499,000	339,512,308

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Income Statement
For the Three-Month Period Ended 31 March 2009

INCOME AND EXPENSE ITEMS		Footnotes	THOUSANDS OF TURKISH LIRA (TL)	
			CURRENT PERIOD 1 January 2009- 31 March 2009	PRIOR PERIOD 1 January 2008- 31 March 2008
I.	INTEREST INCOME	5.4.1	2,928,991	2,228,737
1.1	Interest income on loans		1,718,159	1,315,176
1.2	Interest income on reserve deposits		49,284	48,699
1.3	Interest income on banks		76,361	116,208
1.4	Interest income on money market transactions		727	971
1.5	Interest income on securities portfolio		987,620	642,956
1.5.1	Trading financial assets		8,722	10,622
1.5.2	Financial assets valued at fair value through profit or loss		-	-
1.5.3	Financial assets available-for-sale		699,996	500,482
1.5.4	Investments held-to-maturity		278,902	131,852
1.6	Financial lease income		55,453	59,326
1.7	Other interest income		41,387	45,401
II.	INTEREST EXPENSE	5.4.2	1,771,432	1,382,824
2.1	Interest on deposits		1,302,967	942,188
2.2	Interest on funds borrowed		206,581	220,691
2.3	Interest on money market transactions		259,990	218,379
2.4	Interest on securities issued		627	783
2.5	Other interest expenses		1,267	783
III.	NET INTEREST INCOME (I - II)		1,157,559	845,913
IV.	NET FEES AND COMMISSIONS INCOME		447,059	405,953
4.1	Fees and commissions received		561,102	494,008
4.1.1	Non-cash loans		43,120	28,448
4.1.2	Others		517,982	465,560
4.2	Fees and commissions paid		114,043	88,055
4.2.1	Non-cash loans		218	53
4.2.2	Others		113,825	88,002
V.	DIVIDEND INCOME	5.4.3	55	93
VI.	NET TRADING INCOME/LOSSES (Net)	5.4.4	400,492	69,121
6.1	Trading account income/losses (Net)		83,301	28,455
6.2	Income/losses from derivative financial instruments (Net)		377,348	47,545
6.3	Foreign exchange gains/losses (Net)		(60,157)	(6,879)
VII.	OTHER OPERATING INCOME	5.4.5	124,816	217,179
VIII.	TOTAL OPERATING PROFIT (III+IV+V+VI+VII)		2,129,981	1,538,259
IX.	PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)	5.4.6 5.4.7	586,073	260,172
X.	OTHER OPERATING EXPENSES (-)		637,852	645,396
XI.	NET OPERATING PROFIT/LOSS (VIII-IX-X)		906,056	632,691
XII.	INCOME RESULTED FROM MERGERS		-	-
XIII.	INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING		4,442	2,062
XIV.	GAIN/LOSS ON NET MONETARY POSITION		-	-
XV.	PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)	5.4.8	910,498	634,753
XVI.	PROVISION FOR TAXES (±)	5.4.9	198,060	140,606
16.1	Current tax charge		222,248	134,388
16.2	Deferred tax charge/(credit)		(24,188)	6,218
XVII.	NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)	5.4.10	712,438	494,147
XVIII.	INCOME FROM DISCONTINUED OPERATIONS		-	-
18.1	Income from assets held for sale		-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3	Others		-	-
XIX.	EXPENSES FROM DISCONTINUED OPERATIONS (-)		-	-
19.1	Expenses on assets held for sale		-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3	Others		-	-
XX.	PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)	5.4.8	-	-
XXI.	PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)	5.4.9	-	-
21.1	Current tax charge		-	-
21.2	Deferred tax charge/(credit)		-	-
XXII.	NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)	5.4.10	-	-
XXIII.	NET PROFIT/LOSS (XVII+XXII)	5.4.11	712,438	494,147
23.1	Equity holders of the bank		708,753	491,419
23.2	Minority interest		3,685	2,728
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		169	234

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Income/Expense Items Accounted under Shareholders' Equity
For the Three-Month Period Ended 31 March 2009

INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	THOUSANDS OF TURKISH LIRA (TL)	
	CURRENT PERIOD	PRIOR PERIOD
	31 March 2009	31 March 2008
I. MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	142,804	(334,266)
II. REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III. REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV. TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	13,484	86,780
V. GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	(64,299)	(32,143)
VI. GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	(19,820)	(65,699)
VII. EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII. OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	-	-
IX. DEFERRED TAXES ON VALUE INCREASES/DECREASES	(27,824)	63,339
X. NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	44,345	(281,989)
XI. CURRENT PERIOD PROFIT/LOSSES	712,438	494,147
1.1 Net changes in fair value of securities (transferred to income statement)	17,931	3,148
1.2 Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3 Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4 Others	694,507	490,999
XII. TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	756,783	212,158

The accompanying notes are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Changes in Shareholders' Equity
For the Three-Month Period Ended 31 March 2009

THOUSANDS OF TURKISH LIRA (TL)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Revaulation Surplus on Assets Held for Sale and Assets of Discontinued Operations	Shareholders' Equity before Minority Interest	Minority Interest	Total Shareholders' Equity
PRIOR PERIOD - 31 March 2008																			
I. Balances at beginning of the period		2,100,000	772,554	-	-	168,367	-	1,388,561	5,935	-	2,413,778	189,537	29,864	1,509	32,238	-	7,102,343	23,334	7,125,677
II. Correction made as per TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1 Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2 Effect of changes in accounting policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	168,367	-	1,388,561	5,935	-	2,413,778	189,537	29,864	1,509	32,238	-	7,102,343	23,334	7,125,677
Changes during the period																			
IV. Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V. Market value changes of securities		-	-	-	-	-	-	-	-	-	-	(284,067)	-	-	-	-	(284,067)	-	(284,067)
VI. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(84,702)	-	(84,702)	-	(84,702)
6.1 Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(32,143)	-	(32,143)	-	(32,143)
6.2 Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	(52,559)	-	(52,559)	-	(52,559)
VII. Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX. Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Translation differences		-	-	-	-	326	-	-	87,163	-	-	(709)	-	-	-	-	86,780	-	86,780
XI. Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.1 Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.2 Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Share issuance		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIX. Current period net profit/loss		-	-	-	-	-	-	-	-	491,419	-	-	-	-	-	-	491,419	2,728	494,147
XX. Profit distribution		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20.1 Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20.2 Transfers to reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
20.3 Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balances at end of the period (III+IV+V+......+XVIII+XIX+XX)		2,100,000	772,554	-	-	168,693	-	1,388,561	93,098	491,419	2,413,778	(95,239)	29,864	1,509	(52,464)	-	7,311,773	26,062	7,337,835
CURRENT PERIOD - 31 March 2009																			
I. Balances at beginning of the period	5.5	4,200,000	772,554	11,880	-	285,051	-	1,681,758	102,797	-	1,879,378	177,906	597,090	1,509	(2,468)	-	9,707,455	35,125	9,742,580
Changes during the period																			
II. Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Market value changes of securities		-	-	-	-	-	-	-	-	-	-	114,963	-	-	-	-	114,963	7	114,970
IV. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(80,144)	-	(80,144)	-	(80,144)
4.1 Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(64,288)	-	(64,288)	-	(64,288)
4.2 Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	(15,856)	-	(15,856)	-	(15,856)
V. Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI. Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII. Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Translation differences		-	-	-	-	204	-	-	11,976	-	-	(2,661)	-	-	-	-	9,519	-	9,519
IX. Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI. Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.1 Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
12.2 Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Share issuance		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Current period net profit/loss		-	-	-	-	-	-	-	-	708,753	-	-	-	-	-	-	708,753	3,685	712,438
XVIII. Profit distribution		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18.1 Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18.2 Transfers to reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18.3 Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balances at end of the period (I+II+III+......+XVI+XVII+XVIII)		4,200,000	772,554	11,880	-	285,255	-	1,681,758	114,773	708,753	1,879,378	290,208	597,090	1,509	(82,612)	-	10,460,546	38,817	10,499,363

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Cash Flows
For the Three-Month Period Ended 31 March 2009

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF TURKISH LIRA (TL)	
			CURRENT PERIOD 31 March 2009	**PRIOR PERIOD** 31 March 2008
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**	5.6	1,070,262	682,726
1.1.1	Interests received		2,992,778	2,013,858
1.1.2	Interests paid		(1,984,687)	(1,399,661)
1.1.3	Dividend received		55	93
1.1.4	Fees and commissions received		447,059	405,953
1.1.5	Other income		212,560	279,900
1.1.6	Collections from previously written-off loans and other receivables		7,208	5,341
1.1.7	Payments to personnel and service suppliers		(535,355)	(496,059)
1.1.8	Taxes paid		(69,356)	(126,699)
1.1.9	Others		-	-
1.2	**Changes in operating assets and liabilities**	5.6	1,355,859	940,930
1.2.1	Net (increase) decrease in financial assets held for trading		(90,796)	43,467
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		(2,358,110)	2,318,966
1.2.4	Net (increase) decrease in loans		(1,343,033)	(6,627,843)
1.2.5	Net (increase) decrease in other assets		(5,946)	(525,344)
1.2.6	Net increase (decrease) in bank deposits		(391,314)	778,756
1.2.7	Net increase (decrease) in other deposits		6,131,637	3,763,099
1.2.8	Net increase (decrease) in funds borrowed		(696,797)	1,223,339
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		110,218	(33,510)
I.	**Net cash flow from banking operations**	5.6	2,426,121	1,623,656
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**	5.6	(982,563)	(180,552)
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		-	-
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-	-
2.3	Purchases of tangible assets		(66,924)	(73,608)
2.4	Sales of tangible assets		19,442	73,977
2.5	Cash paid for purchase of financial assets available-for-sale, net		(3,616,484)	(1,076,355)
2.6	Cash obtained from sale of financial assets available-for-sale, net		2,681,403	546,703
2.7	Cash paid for purchase of investments held-to-maturity		-	-
2.8	Cash obtained from sale of investments held-to-maturity (redemption)		-	348,731
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		(32)	(16)
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		-	-
3.4	Dividends paid		-	-
3.5	Payments for financial leases		(32)	(16)
3.6	Others		-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		(60,157)	(6,879)
V.	**Net increase/(decrease) in cash and cash equivalents (I+II+III+IV)**	5.6	1,383,369	1,436,209
VI.	**Cash and cash equivalents at beginning of period**	5.6	7,145,989	4,293,819
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6	8,529,358	5,730,028

The accompanying notes are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

3 Accounting Policies

3.1 Basis of presentation

As per the Articles 37 and 38 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its consolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulation and Supervision Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying consolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying consolidated financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for use of financial instruments and foreign currency transactions

3.2.1 Strategy for use of financial instruments

The liability side of the balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank and its financial affiliates have access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank and its financial affiliates are keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet is product diversification both on asset and liability sides.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement.

Foreign currency differences arising from the conversion of the net investments in subsidiaries in foreign countries into TL are classified as "other profit reserves" under the shareholders' equity. The financial liabilities in foreign currencies are designated as hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instruments under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches and consolidated financial affiliates, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Information on consolidated subsidiaries

As of 31 March 2009, Türkiye Garanti Bankası Anonim Şirketi and the following financial affiliates are consolidated in the accompanying consolidated financial statements; Garanti Bank International (GBI), Garanti Bank Moscow (Garanti Moscow), Garanti Finansal Kiralama AŞ (Garanti Finansal Kiralama), Garanti Yatırım Menkul Kıymetler AŞ (Garanti Yatırım), Garanti Portföy Yönetimi AŞ (Garanti Portföy), Garanti Emeklilik ve Hayat AŞ (Garanti Emeklilik), Garanti Faktoring Hizmetleri AŞ (Garanti Faktoring), Garanti Fund Management Co Ltd (GFM) ve Garanti Financial Services Plc (GFS).

Garanti Sigorta AŞ was established in 1989 to perform insurance activities. In 1992, it was decided to operate life and health branches under a different company and accordingly Garanti Hayat Sigorta AŞ was established. Garanti Hayat Sigorta AŞ was converted into a private pension company in compliance with the legislation early in 2003 and its name was changed as Garanti Emeklilik ve Hayat AŞ. Following the sale transactions that took place on 21 June 2007, the Bank owns 20% of Garanti Sigorta AŞ that its name has been changed as Eureko Sigorta AŞ at 1 October 2007 and 84.91% of Garanti Emeklilik. Eureko Sigorta AŞ is accounted under equity accounting method in the accompanying consolidated financial statements. The head offices of these companies are in Istanbul.

Garanti Finansal Kiralama was established in 1990 to perform financial lease activities. The company's head office is in Istanbul. The Bank owns 98.94% of the company's shares through direct and indirect shareholdings.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Garanti Faktoring was established in 1990 to perform import, export and domestic factoring activities. The company's head office is in Istanbul. The Bank and T. İhracat Bankası AŞ own 55.40% and 9.78% of the company's shares, respectively. The remaining 34.82% shares are held by public.

GBI was established in 1990 by the Bank to perform banking activities in abroad. The head office of this bank is in Amsterdam. It is wholly owned by the Bank.

Garanti Yatırım was established in 1991 to perform brokerage activities for marketable securities, valuable papers and documents representing financial values or financial commitments of issuing parties other than securities. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Moscow was established in 1996 to perform banking activities in abroad. This bank's head office is in Moscow. The Bank and Garanti Financial Services Plc own 75.02% and 24.86% of the company shares, respectively.

Garanti Portföy was established in June 1997 to manage the customer portfolios by using the capital market products in compliance with the principles and rules of the regulations regarding the company's purpose of establishment and the portfolio management agreements signed with the customers. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Diversified Payment Rights Finance Company and T2 Capital Finance Company are the special purpose entities established for the Bank's securitization and subordinated debt transactions. The Bank or any of its affiliates does not have any shareholding interests in these companies.

Liquidation of the associates and subsidiaries:

The liquidation processes of GFM ve GFS continue.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts. There are no embedded derivatives.

In accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

3.5   Interest income and expenses

General

Interest income and expenses are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest income of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

Financial lease operations

Total of minimum rental payments including interests and principals are recorded under "financial lease receivables" as gross. The difference, i.e. the interest, between the total of rental payments and the cost of the related tangible asset is recorded under "unearned income". When the rent payment incurs, the rent amount is deducted from "financial lease receivables"; and the interest portion is recorded as interest income in the income statement.

3.6   Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7   Financial assets

3.7.1   Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2   Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank and its financial affiliates have the intent and ability to hold until maturity, excluding originated loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Financial assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and originated loans and receivables.

14

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 and 20 August 2008 are for five-year maturity and with fixed real coupon rates of 5% and 6% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised through providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8   Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9   Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

Specific allowances for non-performing loan and other receivables are provided in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. Such allowances are deducted from loans under follow-up on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts for Banks. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations and related borrowings

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed separately in the income statement. The Bank or its financial affiliates have no discontinued operations.

3.12 Goodwill and other intangible assets

The intangible assets consist of goodwill, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in accordance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. From the beginning of 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Goodwill represents the excess of the total acquisition costs over the shares owned in the net assets of the acquired company at the date of acquisition. The "net goodwill" resulted from the acquisition of the investment and to be included in the consolidated balance sheet, is calculated based on the financial statements of the investee company as adjusted according to the required accounting principles.

If any goodwill is computed at consolidation, it is recorded under intangible assets on the asset side of the consolidated balance sheet as an asset. It is assessed to identify whether there is any indication of impairment. If any such indication exists, the necessary provision is recorded as an expense in the income statement. The goodwill is not amortized.

Estimated useful lives of the intangible assets except for goodwill, are 5-15 years, and amortisation rates are 6.67-20%.

16

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13   Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in accordance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) after 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. From the beginning of 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14   Leasing activities

Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank or its financial affiliates. If an inflow of economic benefits has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Liabilities for employee benefits

Severance Indemnities and Short-Term Employee Benefits

As per the existing labour law in Turkey, the entities are required to pay certain amounts to the employees retired or fired except for resignations or misbehaviours specified in the Turkish Labour Law.

Accordingly, the Bank and its financial affiliates subject to the labour law, reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits" for all its employees who retired or whose employment is terminated, called up for military service or died. The major actuarial assumptions used in the calculation of the total liability are as follows:

	31 March 2009	31 December 2008
Discount rate	6.26%	6.26%
Interest rate	12.00%	12.00%
Expected rate of salary/limit increase	5.40%	5.40%
Estimated employee turnover rate	6.55%	6.55%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Retirement Benefit Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependents will receive on retirement.

The Bank's defined benefit plan (the "Plan") is managed by "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506 and the Bank's employees are the members of this Fund.

The Plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	31 March 2009	
	Employer	Employee
Pension contributions	15.5%	10.0%
Medical benefit contributions	6.0%	5.0%

The Plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") as per the Social Security Law no.5754 ("the Law"), and b) other social rights and medical benefits provided by the Bank but not transferable to SSF.

a) Benefits transferable to SSF

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the members of the funds subject to the provisional article 20 of the Social Security Law no.506, and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SSF within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007. The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the fund members.

Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account and the articles of the Law regulating the principles related with such transfers were accepted and approved by Turkish Parliament at 17 April 2008, and enacted at 8 May 2008 after being published in the Official Gazette no.26870.

As per the Law, the present value of post-employment benefits as at the transfer date for the fund members to be transferred, will be calculated by a commission composing from the representatives of the SSF, the Ministry of Finance, the Undersecretariat of Treasury, the Undersecretariat of State Planning Organisation, the BRSA, the Savings Deposit Insurance Fund, the banks and the funds, by using a technical discount rate of 9.80% taking into account the funds' income and expenses as per insurance classes and the transferable contributions and payments of the funds including any salary and income differences paid by the funds above the limits of SSF for such payments. The transfers will take place within three-year period starting from 1 January 2008.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the first paragraph of the provisional Article 20. As of the issuing date of the financial statements, there is not any published ruling of the Constitutional Court regarding this application.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

b) Other benefits not transferable to SSF

Other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' members and their right-holders to the SSF, are to be covered by the funds and the institutions that employ the funds' members.

The consolidated affiliates do not have retirement benefit plans for their employees. The retirement related benefits of the employees of the consolidated affiliates are subject to the SSF in case of domestic investees and to the legislations of the related countries in case of foreign investee companies. There are no obligations not reflected in the accompanying consolidated financial statements.

3.18   Taxation

3.18.1   Corporate tax

In Turkey, effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives in Turkey are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the Turkish tax legislation, the tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Tax applications for foreign branches

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax. This tax is calculated based on the income that the taxpayers earn in an accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their balance sheets, income statements and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next 12 years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 21% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. The municipality commerce tax, which is set as 3% of the taxable income, can be increased up to 225% by the authorization of the municipalities. This rate is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies and in case of detected mistakes, the amount of the taxes to be paid, is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

Tax applications for foreign financial affiliates

HOLLAND

In Holland, corporate income tax is levied at the rate of 25.5% on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward to offset against future taxable income for nine years. Tax losses can be carried back to the prior year.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates   *Convenience Translation of Financial Statements*
Consolidated Financial Report as of and   *and Related Disclosures and Footnotes*
for the Three-Month Period Ended 31 March 2009   *Originally Issued in Turkish, See Note 3.1.1*
(Thousands of New Turkish Lira (TL))

Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assesment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

RUSSIA

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

3.18.2   Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

In compliance with TAS 12, the deferred tax assets and liabilities of the consolidated affiliates are presented on the asset and liability sides of financial statements seperately, without any offsetting.

3.18.3   Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

According to this communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

3.19   Funds borrowed

Funds are generated from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20   Shares and share issuances

None.

3.21   Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22   Government incentives

As of 31 March 2009, the Bank or its financial affiliates do not have any government incentives or aids.

3.23   Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Information on the business segments on a consolidated basis is as follows as of 31 March 2009:

Current Period	Retail Banking	Corporate Banking	Investment Banking	Other	Total Operations
Total Operating Profit	407,483	613,326	886,072	223,045	2,129,926
Other	-	-	-	-	-
Total Operating Profit	**407,483**	**613,326**	**886,072**	**223,045**	**2,129,926**
Net Operating Profit	337,059	401,928	548,447	(376,991)	910,443
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	55	55
Net Operating Profit	**337,059**	**401,928**	**548,447**	**(376,936)**	**910,498**
Provision for Taxes	-	-	-	198,060	198,060
Net Profit	**337,059**	**401,928**	**548,447**	**(574,996)**	**712,438**
Segment Assets	16,276,325	37,115,588	40,457,663	11,000,242	104,849,818
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	83,967	83,967
Undistributed Items	-	-	-	-	-
Total Assets	**16,276,325**	**37,115,588**	**40,457,663**	**11,084,209**	**104,933,785**
Segment Liabilities	33,451,237	25,713,670	23,472,963	11,796,552	94,434,422
Shareholders' Equity	-	-	-	10,499,363	10,499,363
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**33,451,237**	**25,713,670**	**23,472,963**	**22,295,915**	**104,933,785**
Other Segment Items					
Capital Expenditure	-	-	-	58,356	58,356
Depreciation Expenses	-	-	-	45,819	45,819
Impairment Losses	-	-	133	585,940	586,073
Other Non-Cash Income/Expenses	106,346	133,239	(212,085)	(48,304)	(20,804)
Restructuring Costs	-	-	-	-	-

3.24   Other disclosures

None.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

4 Consolidated Financial Position and Results of Operations

4.1 Consolidated capital adequacy ratio

The Bank's consolidated capital adequacy ratio is 14.87% (unconsolidated capital adequacy ratio: 16.29%) as of 31 March 2009.

4.1.1 Risk measurement methods in calculation of consolidated capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted once more and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The credit derivative contracts are included in the calculation of the value at credit risk and of the capital requirement for general market risk and specific risk in accordance with the principles in "Regulation on Taking Credit Derivatives into Consideration for Calculation of Capital Adequacy Ratio according to the Standard Method".

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

4.1.2 Consolidated capital adequacy ratio

	Risk Weightings						
	Parent Bank Only						
Value at Credit Risk	*0%*	*10%*	*20%*	*50%*	*100%*	*150%*	*200%*
Balance Sheet Items (Net)	**17,590,615**	-	**5,926,700**	**13,348,722**	**38,203,574**	**391,536**	**6,641**
Cash on Hand	521,294	-	1,841	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	2,676,982	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	1,201,210	-	5,530,173	-	2,697,757	-	-
Interbank Money Market Placements	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,903,013	-	-	-	-	-	-
Loans	3,317,421	-	193,202	13,004,843	32,193,269	391,536	6,641
Loans under Follow-Up (Net)	-	-	-	-	359,155	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,392,831	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	34,706	-	-
Miscellaneous Receivables	79,425	-	-	-	74,157	-	-
Accrued Interest and Income	204,384	-	35,838	343,879	953,711	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	858,898	-	-
Tangible Assets (Net)	-	-	-	-	980,814	-	-
Other Assets	294,055	-	165,646	-	51,107	-	-
Off-Balance Sheet Items	**1,980,072**	-	**1,320,051**	**763,478**	**9,407,580**	-	-
Non-Cash Loans and Commitments	1,980,072	-	860,829	763,478	9,322,226	-	-
Derivative Financial Instruments	-	-	459,222	-	85,354	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**19,570,687**	-	**7,246,751**	**14,112,200**	**47,611,154**	**391,536**	**6,641**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

| | Risk Weightings | | | | | | |
| | Consolidated | | | | | | |
Value at Credit Risk	0%	10%	20%	50%	100%	150%	200%
Balance Sheet Items (Net)	**18,904,173**	-	**7,589,224**	**13,773,870**	**43,013,142**	**391,536**	**6,641**
Cash on Hand	541,260	-	1,841	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	2,676,982	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	1,873,846	-	6,477,969	-	2,732,069	-	-
Interbank Money Market Placements	-	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,903,013	-	-	-	-	-	-
Loans	3,759,881	-	848,320	13,138,935	34,721,827	391,536	6,641
Loans under Follow-Up (Net)	-	-	-	-	360,845	-	-
Lease Receivables	23,792	-	45,722	287,831	1,724,907	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,539,360	-	-	-	43,286	-	-
Receivables from Term Sale of Assets	-	-	-	-	34,706	-	-
Miscellaneous Receivables	79,425	-	-	-	1,094,167	-	-
Accrued Interest and Income	191,890	-	49,726	347,104	973,912	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	36,261	-	-
Tangible Assets (Net)	-	-	-	-	1,087,485	-	-
Other Assets	314,724	-	165,646	-	203,677	-	-
Off-Balance Sheet Items	**2,023,217**	-	**1,642,126**	**767,384**	**9,844,759**	-	-
Non-Cash Loans and Commitments	2,023,095	-	1,088,041	767,384	9,702,263	-	-
Derivative Financial Instruments	122	-	554,085	-	142,496	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**20,927,390**	-	**9,231,350**	**14,541,254**	**52,857,901**	**391,536**	**6,641**

4.1.3 Summary information related to consolidated capital adequacy ratio

	Parent Bank Only	
	Current Period	Prior Period
Value at Credit Risk (VaCR)	56,717,190	53,973,934
Value at Market Risk (VaMR)	2,908,813	2,523,750
Value at Operational Risk (VaOR)	7,212,178	5,766,996
Shareholders' Equity	10,888,409	10,047,717
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	16.29%	16.14%

	Consolidated	
	Current Period	Prior Period
Value at Credit Risk (VaCR)	62,575,384	59,687,917
Value at Market Risk (VaMR)	4,796,825	4,120,450
Value at Operational Risk (VaOR)	8,212,044	6,621,287
Shareholders' Equity	11,238,465	10,460,637
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	14.87%	14.85%

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

4.1.4   Components of consolidated shareholders' equity

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	4,200,000	4,200,000
Nominal Capital	4,200,000	4,200,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	11,880	11,880
Share Cancellation Profits	-	-
Legal Reserves	285,255	285,051
I. Legal Reserve (Turkish Commercial Code 466/1)	261,628	261,424
II. Legal Reserve (Turkish Commercial Code 466/2)	23,627	23,627
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,681,758	1,681,758
Reserve Allocated as per the Decision held by the General Assembly	1,681,758	1,681,758
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Other Capital Reserves and Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	2,588,131	1,879,378
Current Period Profit	708,753	1,879,378
Prior Periods Profit	1,879,378	-
Provision for Possible Losses (upto 25% of Core Capital)	45,000	52,000
Income on Sale of Investments in Associates, Subsidiaries and Real Estate	594,943	594,943
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Minority Interest	38,802	35,117
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)[*]	143,266	-
Prepaid Expenses (-)[*]	309,288	318,026
Intangible Assets (-)[*]	40,255	37,479
Deferred Tax Asset excess of 10% of Core Capital (-)[*]	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Goodwill (Net) (-)	6,388	6,388
Total Core Capital	**9,719,126**	**9,506,293**
SUPPLEMENTARY CAPITAL		
General Provisions	489,954	428,799
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus Shares of Associates, Subsidiaries and Joint-Ventures (Business Partnership)	1,509	1,509
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	1,021,690	847,545
45% of Securities Value Increase Fund [**]	83,571	36,431
Associates and Subsidiaries	-	-
Investment Securities Available for Sale	83,571	36,431
Minority Interest	15	8
Other Reserves	32,161	100,329
Total Supplementary Capital	**1,629,866**	**1,415,587**
TIER III CAPITAL	-	-
CAPITAL	**11,348,992**	**10,921,880**

(*)   According to the "Regulation on Equities of Banks" Temporary Acticle 1 published in Official Gazette no. 26333 dated 1 November 2006, starting from 1 January 2009 leasehold improvements, prepaid expenses, intangible assets and deferred tax assets above 10% of core capital are directly deducted from core capital.

(**)   In cases where the Securities Value Increase Fund gives a positive result then only 45% of the amount is considered in the calculation, whereas if its is negative then the whole amount is considered in the calculation.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

DEDUCTIONS FROM CAPITAL	110,527	461,243
Unconsolidated Investments in Banks and Financial Institutions	2,498	2,471
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Banks and Financial Institutions' Assets and Liabilities that are not Fully Consolidadet but Included Using Equity Accounting	45,208	40,342
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	62,821	62,925
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**11,238,465**	**10,460,637**

4.2 Consolidated credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Consolidated market risk

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank set its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and participating in determination of risk limits.

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is the highest authority responsible of healthy performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the parametric VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developped from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

4.3.1   Value at market risk on a consolidated basis

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	196,260
(II) Capital Obligation against Specific Risks - Standard Method	110,831
(III) Capital Obligation against Currency Risk - Standard Method	31,373
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks – Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	45,282
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII) Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**383,746**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**4,796,825**

4.3.2   Average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4   Consolidated operational risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.5   Consolidated currency risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 March 2009, the Bank and its financial affiliates' net 'on balance sheet' foreign currency long position amounts to TL 4,511,267 thousands (31 December 2008: TL 1,477,585 thousands), net 'off-balance sheet' foreign currency short position amounts to TL 4,632,897 thousands (31 December 2008: TL 1,692,413 thousands), while net foreign currency short position amounts to TL 121,630 thousands (31 December 2008: TL 214,828 thousands).

The consolidated foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in TL are as follows:

	USD	EUR	Yen (100)	GBP
The Bank's foreign currency purchase rate at balance sheet date	1.6550	2.1981	1.6811	2.3691
Foreign currency rates for the days before balance sheet date:				
Day 1	1.6800	2.2098	1.7333	2.3835
Day 2	1.6450	2.1890	1.6781	2.3559
Day 3	1.6450	2.1883	1.6769	2.3534
Day 4	1.6400	2.2220	1.6635	2.3767
Day 5	1.6400	2.2207	1.6793	2.3925
Last 30-days arithmetical average rate	1.6885	2.2043	1.7272	2.3943

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

The Bank's consolidated currency risk:

	Euro	USD	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,000,277	1,149,797	239	84,302	3,234,615
Banks	2,797,262	5,920,982	4,233	139,562	8,862,039
Financial Assets at Fair Value through Profit/Loss	113,507	247,894	226	6,745	368,372
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	535,080	3,176,642	-	39,334	3,751,056
Loans (*)	9,197,315	18,677,908	72,127	737,974	28,685,324
Investments in Associates, Subsidiaries and Joint-Ventures	700	-	-	-	700
Investments Held-to-Maturity	42,858	1,792,816	-	-	1,835,674
Derivative Financial Assets Held for Risk Management	-	-	-	-	-
Tangible Assets	87,305	398	-	13,498	101,201
Intangible Assets	4,318	-	-	320	4,638
Other Assets	1,165,428	928,951	7,187	2,179	2,103,745
Total Assets	**15,944,050**	**31,895,388**	**84,012**	**1,023,914**	**48,947,364**
Liabilities					
Bank Deposits	416,174	515,448	15,717	127,411	1,074,750
Foreign Currency Deposits	12,963,016	16,401,128	53,518	574,567	29,992,229
Interbank Money Market Takings	88,362	320,942	-	-	409,304
Other Fundings	4,756,845	7,446,401	1,060	3,675	12,207,981
Securities Issued	-	-	-	-	-
Miscellaneous Payables	52,860	69,245	5,248	9,735	137,088
Derivative Financial Liabilities Held for Risk Management	-	4,958	-	-	4,958
Other Liabilities (**)	138,948	196,219	2,252	272,368	609,787
Total Liabilities	**18,416,205**	**24,954,341**	**77,795**	**987,756**	**44,436,097**
Net 'On Balance Sheet' Position	**(2,472,155)**	**6,941,047**	**6,217**	**36,158**	**4,511,267**
Net 'Off-Balance Sheet' Position	**2,711,695**	**(7,369,400)**	**(4,367)**	**29,175**	**(4,632,897)**
Derivative Assets	5,342,347	9,251,706	14,608	607,353	15,216,014
Derivative Liabilities	(2,630,652)	(16,621,106)	(18,975)	(578,178)	(19,848,911)
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**13,266,009**	**28,835,289**	**80,073**	**952,604**	**43,133,975**
Total Liabilities	**17,372,469**	**23,295,370**	**62,438**	**926,113**	**41,656,390**
Net 'On Balance Sheet' Position	**(4,106,460)**	**5,539,919**	**17,635**	**26,491**	**1,477,585**
Net 'Off-Balance Sheet' Position	**4,080,591**	**(5,762,984)**	**(18,450)**	**8,430**	**(1,692,413)**
Derivative Assets	6,394,180	7,466,360	10,038	629,825	14,500,403
Derivative Liabilities	(2,313,589)	(13,229,344)	(28,488)	(621,395)	(16,192,816)
Non-Cash Loans	-	-	-	-	-

(*)   The foreign currency-indexed loans amounting TL 2,566,155 thousands included under TL loans in the accompanying balance sheet are presented above under the related foreign currency code.

(**) Other liabilities also include gold deposits of TL 229,117 thousands.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

4.6 Consolidated interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,032,385	-	-	-	-	3,136,402	**5,168,787**
Banks	6,484,036	1,067,474	2,584,114	9,891	-	989,823	**11,135,338**
Financial Assets at Fair Value through Profit/Loss	7,323	85,035	242,708	252,408	5,223	672,908	**1,265,605**
Interbank Money Market Placements	-	-	-	-	-	-	**-**
Financial Assets Available-for-Sale	3,198,688	1,583,505	7,815,804	4,953,129	406,720	1,428,412	**19,386,258**
Loans	16,355,583	12,862,917	11,100,509	9,106,265	2,870,937	1,667,664	**53,963,875**
Investments Held-to-Maturity	-	210,755	2,678,528	3,242,249	1,451,121	114,288	**7,696,941**
Other Assets	208,875	389,404	854,547	1,046,039	76,259	3,741,857	**6,316,981**
Total Assets	**28,286,890**	**16,199,090**	**25,276,210**	**18,609,981**	**4,810,260**	**11,751,354**	**104,933,785**
Liabilities							
Bank Deposits	686,577	113,490	195,258	32,424	-	684,530	**1,712,279**
Other Deposits	44,250,316	4,050,810	3,907,482	836,311	527	8,883,864	**61,929,310**
Interbank Money Market Takings	8,434,300	133,096	268,499	548,635	-	48,113	**9,432,643**
Miscellaneous Payables	-	-	-	-	-	3,071,615	**3,071,615**
Securities Issued	-	-	-	-	-	-	**-**
Other Fundings	7,236,049	3,333,079	3,102,152	577,629	852,835	138,807	**15,240,551**
Other Liabilities	-	-	-	-	-	13,547,387	**13,547,387**
Total Liabilities	**60,607,242**	**7,630,475**	**7,473,391**	**1,994,999**	**853,362**	**26,374,316**	**104,933,785**
On Balance Sheet Long Position	-	8,568,615	17,802,819	16,614,982	3,956,898	-	**43,943,314**
On Balance Sheet Short Position	(32,320,352)	-	-	-	-	(14,622,962)	**(43,943,314)**
Off-Balance Sheet Long Position	4,008	867	16,410	1,135	-	-	**22,420**
Off-Balance Sheet Short Position	-	(2,507)	(19,218)	(1,041)	-	-	**(22,766)**
Total Position	**(32,316,344)**	**8,566,975**	**17,800,011**	**16,615,076**	**3,956,898**	**(14,622,962)**	**(346)**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Average interest rates on monetary financial instruments (%):

Current Period	Euro	USD	Yen	TL
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	8.40
Banks (*)	0.50-6.89	0.03-7.25	-	10.50-17.08
Financial Assets at Fair Value through Profit/Loss	1.71-6.98	0.83-5.59	-	11.58-19.76
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	1.81-9.50	1.76-12.38	-	12.51-21.70
Loans	7.20-18.50	4.79-19.00	5.72	10.95-32.00
Investments Held-to-Maturity	9.25-9.50	6.13-12.38	-	16.52-16.82
Liabilities				
Bank Deposits	0.70-6.94	0.65-5.85	-	9.50-11.62
Other Deposits	1.75-10.75	1.50-11.70	0.30	11.45
Interbank Money Market Takings	3.70-6.75	3.67-4.90	-	10.88
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	2.89-6.07	2.88-8.03	3.19	11.55-13.93

(*) The interest rates for USD and TL placements at banks are 0.80% and 11.42%, respectively, when the placements with range accrual agreements are excluded.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

4.6.2 **Interest rate sensitivity of assets, liabilities and off balance sheet items** (based on repricing dates)

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,788,512	-	-	-	-	3,761,518	5,550,030
Banks	3,863,217	829,511	1,279,190	17,137	-	1,061,167	7,050,222
Financial Assets at Fair Value through Profit/Loss	57,281	8,626	164,468	267,560	9,169	766,819	1,273,923
Interbank Money Market Placements	40,552	-	-	-	-	-	40,552
Financial Assets Available-for-Sale	978,092	5,575,301	5,219,482	4,649,683	414,690	1,490,373	18,327,621
Loans	15,763,183	9,263,744	13,670,626	9,161,077	3,303,206	1,587,864	52,749,700
Investments Held-to-Maturity	483,310	2,218,437	191,121	3,254,554	1,336,345	300,614	7,784,381
Other Assets	192,315	466,035	889,850	1,057,657	75,856	3,580,271	6,261,984
Total Assets	**23,166,462**	**18,361,654**	**21,414,737**	**18,407,668**	**5,139,266**	**12,548,626**	**99,038,413**
Liabilities							
Bank Deposits	1,043,341	37,982	53,825	226,536	-	757,592	2,119,276
Other Deposits	39,614,404	4,366,690	2,833,958	785,966	2,560	8,237,103	55,840,681
Interbank Money Market Takings	10,135,486	189,213	217,010	549,999	-	61,472	11,153,180
Miscellaneous Payables	-	-	-	-	-	2,916,637	2,916,637
Securities Issued	-	-	-	-	-	-	-
Other Fundings	7,608,866	3,248,241	1,938,078	528,977	785,562	310,364	14,420,088
Other Liabilities	-	-	-	-	-	12,588,551	12,588,551
Total Liabilities	**58,402,097**	**7,842,126**	**5,042,871**	**2,091,478**	**788,122**	**24,871,719**	**99,038,413**
On Balance Sheet Long Position	-	**10,519,528**	**16,371,866**	**16,316,190**	**4,351,144**	-	**47,558,728**
On Balance Sheet Short Position	**(35,235,635)**	-	-	-	-	**(12,323,093)**	**(47,558,728)**
Off-Balance Sheet Long Position	**3,116**	**2,155**	**6,644**	-	-	-	**11,915**
Off-Balance Sheet Short Position	**(50)**	**(16,701)**	**(44,773)**	-	-	-	**(61,524)**
Total Position	**(35,232,569)**	**10,504,982**	**16,333,737**	**16,316,190**	**4,351,144**	**(12,323,093)**	**(49,609)**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Average interest rates on monetary financial instruments (%):

Prior Period	Euro	USD	Yen	TL
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	12.00
Banks (*)	1.00-7.60	0.03-6.70	-	2.07-22.85
Financial Assets at Fair Value through Profit/Loss	4.43-6.98	1.78-6.76	-	11.58-20.13
Interbank Money Market Placements	-	-	-	18.88
Financial Assets Available-for-Sale	3.53-9.50	3.03-12.38	-	14.00-21.16
Loans	4.73-17.50	6.83-18.00	5.51	22.58-24.53
Investments Held-to-Maturity	9.25-9.50	6.13-12.38	-	18.48-21.16
Liabilities				
Bank Deposits	1.95-6.94	1.50-6.85	-	15.00-18.11
Other Deposits	2.00-7.50	1.00-6.50	0.35	17.55
Interbank Money Market Takings	3.70-6.75	3.03-4.90	-	15.26
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.05-6.85	4.85-7.97	2.33	14.50-21.42

(*) The interest rates for USD and TL placements at banks are 2.01% and 19.17%, respectively, when the placements with range accrual agreements are excluded.

4.7 Consolidated liquidity risk

In order to avoid the liqudity risk, the Bank diversifies funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The Bank's liquidity ratios for the first three-months of 2009 and the year of 2008 are as follows:

Current Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + TL	FC	FC + TL
Average (%)	168.40	157.50	101.40	110.18
Maximum (%)	184.75	167.05	110.29	113.47
Minimum (%)	137.78	145.34	89.43	107.40

Prior Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + TL	FC	FC + TL
Average (%)	168.14	149.56	110.42	108.99
Maximum (%)	215.04	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,136,402	2,032,385	-	-	-	-	-	5,168,787
Banks	927,222	5,615,172	152,814	20,056	2,111,775	1,664,880	643,419	11,135,338
Financial Assets at Fair Value through Profit/Loss	19,160	52,125	156,901	654,390	376,738	6,291	-	1,265,605
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	72,268	321,515	297,188	3,557,433	13,828,036	1,309,818	-	19,386,258
Loans	135,684	10,823,182	6,515,511	8,265,054	15,707,506	12,156,091	360,847	53,963,875
Investments Held-to-Maturity	-	-	201,988	1,464,241	4,572,820	1,457,892	-	7,696,941
Other Assets	393,271	423,148	1,422,164	786,963	1,122,468	75,004	2,093,963	6,316,981
Total Assets	**4,684,007**	**19,267,527**	**8,746,566**	**14,748,137**	**37,719,343**	**16,669,976**	**3,098,229**	**104,933,785**
Liabilities								
Bank Deposits	734,876	612,609	96,025	243,450	25,319	-	-	1,712,279
Other Deposits	10,533,583	42,772,419	4,553,505	2,675,630	1,275,503	118,670	-	61,929,310
Other Fundings	-	1,008,600	1,964,047	3,755,580	5,441,516	3,070,808	-	15,240,551
Interbank Money Market Takings	-	8,444,418	136,907	272,599	578,719	-	-	9,432,643
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	184,535	1,877,501	-	1,009,579	-	-	-	3,071,615
Other Liabilities (**)	497,074	345,916	162,882	233,360	72,929	1,934	12,233,292	13,547,387
Total Liabilities	**11,950,068**	**55,061,463**	**6,913,366**	**8,190,198**	**7,393,986**	**3,191,412**	**12,233,292**	**104,933,785**
Liquidity Gap	**(7,266,061)**	**(35,793,936)**	**1,833,200**	**6,557,939**	**30,325,357**	**13,478,564**	**(9,135,063)**	**-**
Prior Period								
Total Assets	**5,563,100**	**16,056,020**	**8,729,566**	**13,328,381**	**36,944,311**	**15,947,545**	**2,469,490**	**99,038,413**
Total Liabilities	**11,249,485**	**52,649,997**	**6,098,654**	**8,906,724**	**6,666,873**	**2,327,610**	**11,139,070**	**99,038,413**
Liquidity Gap	**(5,686,385)**	**(36,593,977)**	**2,630,912**	**4,421,657**	**30,277,438**	**13,619,935**	**(8,669,580)**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 Transactions carried out on behalf of customers, items held in trust

None.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5 Disclosures and Footnotes on Consolidated Financial Statements

5.1 Consolidated assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	TL	FC	TL	FC
Cash in TL/Foreign Currency	269,117	205,794	312,476	359,882
Central Bank of Turkey	1,662,116	2,963,570	2,258,831	2,589,911
Others	2,939	65,251	3,753	25,177
Total	**1,934,172**	**3,234,615**	**2,575,060**	**2,974,970**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	TL	FC	TL	FC
Unrestricted Demand Deposits	1,662,116	976,806	2,258,831	853,027
Unrestricted Time Deposits	-	83,751	-	15,200
Restricted Time Deposits	-	1,903,013	-	1,721,684
Total	**1,662,116**	**2,963,570**	**2,258,831**	**2,589,911**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in TL and USD or EUR at the rates of 6% and 9%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. The interest rate applied by the Central Bank of Turkey for TL reserves is 8.40%. The FC reserves do not earn any interests.

5.1.2 Financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Common Shares	-	-	-	-
Bills, Bonds and Similar Securities	94	-	89	-
Others	-	-	-	-
Total	**94**	**-**	**89**	**-**

5.1.2.2 Positive differences on trading derivative instruments

Trading Derivatives	Current Period		Prior Period	
	TL	FC	TL	FC
Forward Transactions	46,528	6,106	59,507	5,604
Swap Transactions	324,909	166,342	441,829	178,418
Futures	-	770	-	14
Options	51,365	51,255	11,231	46,447
Others	-	1,679	-	185
Total	**422,802**	**226,152**	**512,567**	**230,668**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.3 Banks

	Current Period		Prior Period	
	TL	FC	TL	FC
Banks				
Domestic banks	439,458	714,896	371,140	1,206,441
Foreign banks	1,833,841	8,147,143	1,342,728	4,129,913
Foreign headoffices and branches	-	-	-	-
Total	**2,273,299**	**8,862,039**	**1,713,868**	**5,336,354**

The placements at foreign banks include blocked accounts amounting TL 3,412,549 thousands of which TL 246,894 thousands, TL 189,837 thousands and TL 13,191 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits and TL 2,962,627 thousands as collateral against funds borrowed at various banks. Furthermore, there are restricted deposits at various domestic banks amounting TL 22,998 thousands as required by insurance activities.

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in TL consist of government bonds. Carrying values of such securities with total face value of TL 2,229,045 thousands (31 December 2008: TL 2,421,747 thousands) is TL 2,132,251 thousands (31 December 2008: TL 2,364,979 thousands). The related accrued interests and impairment losses amount to TL 150,456 thousands (31 December 2008: TL 125,357 thousands) and TL 86 thousands (31 December 2008: TL 1,743 thousands). Collateralized financial assets available-for-sale in foreign currencies consist of eurobonds and other foreign currency government securities. Carrying values of such securities with total face value of USD 240,495,000 and EUR 3,884,000 (31 December 2008: USD 272,345,000 and EUR 3,884,000), are USD 241,237,452 and EUR 4,012,601 (31 December 2008: USD 273,641,122 and EUR 4,070,650). The related accrued interest income amount to USD 3,783,696 and EUR 25,723 respectively (31 December 2008: USD 9,915,654 and EUR 30,507), and the impairment losses to USD 927,926 and EUR 258,490 respectively (31 December 2008: USD 1,375,890 and EUR 242,566).

	Current Period		Prior Period	
	TL	FC	TL	FC
Collateralised/Blocked Assets	2,282,621	413,225	2,488,593	437,003
Assets subject to Repurchase Agreements	5,779,739	322,105	6,491,961	540,370
Total	**8,062,360**	**735,330**	**8,980,554**	**977,373**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**18,013,967**	**16,881,667**
Quoted at Stock Exchange	15,818,906	15,062,032
Unquoted at Stock Exchange	2,195,061	1,819,635
Common Shares	**26,395**	**25,682**
Quoted at Stock Exchange	13,926	13,213
Unquoted at Stock Exchange	12,469	12,469
Value Increase/Impairment Losses (-)	**1,345,896**	**1,420,272**
Total	**19,386,258**	**18,327,621**

As of 31 March 2009, the Bank and its consolidated financial affilaties' "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 890,888,889 and EUR 1,175,000 (31 December 2008: USD 895,500,000 and EUR 1,175,000) and a total carrying value of TL 1,487,073 thousands (31 December 2008: TL 1,389,392 thousands).

In 2008, a consolidated financial affiliate of the Bank, reclassified certain security investments, previously classified in its financial assets held for trading amounting EUR 65,782,732 with a total face value of USD 93,155,000 to its financial assets available-for-sale as per the legislation of the Turkish Accounting Standards Board published on the Official Gazette no.27040 dated 31 October 2008 for "the Amendments to the Legislation for the Turkish Accounting Standard 39 (TAS 39), Financial Instruments: Recognition and Measurement".

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	22	1,666	25	1,661
Corporates	22	1,666	25	1,661
Individuals	-	-	-	-
Indirect Lendings to Shareholders	253,651	202,504	243,152	184,251
Loans to Employees	56,516	-	48,381	-
Total	310,189	204,170	291,558	185,912

41

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.5.2   Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	**52,456,882**	**-**	**1,091,789**	**54,359**
Discounted Bills	113,664	-	321	-
Export Loans	3,807,744	-	54,474	4,583
Import Loans	3,414	-	-	-
Loans to Financial Sector	1,842,249	-	1,220	-
Foreign Loans	2,051,662	-	867	-
Consumer Loans	9,553,951	-	259,303	-
Credit Cards	6,595,627	-	282,805	-
Precious Metal Loans	249,259	-	8,050	-
Others	28,239,312	-	484,749	49,776
Specialization Loans	**-**	**-**	**-**	**-**
Other Receivables	**-**	**-**	**-**	**-**
Total	**52,456,882**	**-**	**1,091,789**	**54,359**

Collaterals received for loans under follow-up

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	12,958	1,014	-	13,972
Loans Collateralized by Mortgages	321,898	108,055	-	429,953
Loans Collateralized by Pledged Assets	120,132	38,463	-	158,595
Loans Collateralized by Cheques and Notes	53,802	57,049	-	110,851
Loans Collateralized by Other Collaterals	68,950	10,269	-	79,219
Unsecured Loans	26,300	44,453	282,805	353,558
Total	**604,040**	**259,303**	**282,805**	**1,146,148**

Delinquency periods of loans under follow-up

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
30-60 days	111,002	190,351	200,916	502,269
60-90 days	74,550	68,952	81,889	225,391
Other	364,129	-	-	364,129
Total	**549,681**	**259,303**	**282,805**	**1,091,789**

5.1.5.3   Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.5.4   Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – TL	**346,451**	**7,566,494**	**7,912,945**
Housing Loans	20,601	4,454,865	4,475,466
Automobile Loans	16,914	679,977	696,891
General Purpose Loans	308,936	2,431,652	2,740,588
Others	-	-	-
Consumer Loans – FC-indexed	**14,241**	**1,048,214**	**1,062,455**
Housing Loans	2,776	921,347	924,123
Automobile Loans	1,317	43,474	44,791
General Purpose Loans	10,148	83,393	93,541
Others	-	-	-
Consumer Loans – FC	**20,647**	**289,557**	**310,204**
Housing Loans	1,860	11,143	13,003
Automobile Loans	-	16,829	16,829
General Purpose Loans	3,048	1,616	4,664
Others	15,739	259,969	275,708
Retail Credit Cards – TL	**6,602,761**	**41,620**	**6,644,381**
With Installment	2,462,907	41,613	2,504,520
Without Installment	4,139,854	7	4,139,861
Retail Credit Cards – FC	**11,756**	**29,847**	**41,603**
With Installment	612	1	613
Without Installment	11,144	29,846	40,990
Personnel Loans – TL	**17,964**	**9,569**	**27,533**
Housing Loan	-	1,705	1,705
Automobile Loans	17	230	247
General Purpose Loans	17,947	7,634	25,581
Others	-	-	-
Personnel Loans - FC-indexed	**-**	**473**	**473**
Housing Loans	-	275	275
Automobile Loans	-	198	198
General Purpose Loans	-	-	-
Others	-	-	-
Personnel Loans – FC	**976**	**29**	**1,005**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	24	29	53
Others	952	-	952
Personnel Credit Cards – TL	**21,119**	**179**	**21,298**
With Installment	15,012	179	15,191
Without Installment	6,107	-	6,107
Personnel Credit Cards – FC	**198**	**-**	**198**
With Installment	15	-	15
Without Installment	183	-	183
Deposit Accounts– TL (real persons)	**498,639**	**-**	**498,639**
Deposit Accounts– FC (real persons)	**-**	**-**	**-**
Total	**7,534,752**	**8,985,982**	**16,520,734**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.5.5   Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – TL	**668,051**	**2,726,422**	**3,394,473**
Real Estate Loans	1,550	353,027	354,577
Automobile Loans	46,356	901,185	947,541
General Purpose Loans	620,145	1,472,210	2,092,355
Others	-	-	-
Installment-based Commercial Loans - FC-indexed	**102,699**	**557,098**	**659,797**
Real Estate Loans	385	65,371	65,756
Automobile Loans	4,497	209,767	214,264
General Purpose Loans	97,817	281,960	379,777
Others	-	-	-
Installment-based Commerical Loans – FC	**27**	**13,280**	**13,307**
Real Estate Loans	-	442	442
Automobile Loans	-	4,355	4,355
General Purpose Loans	27	8,483	8,510
Others	-	-	-
Corporate Credit Cards – TL	**167,311**	**178**	**167,489**
With Installment	55,791	178	55,969
Without Installment	111,520	-	111,520
Corporate Credit Cards – FC	**3,463**	**-**	**3,463**
With Installment	-	-	-
Without Installment	3,463	-	3,463
Deposit Accounts– TL (corporate)	**552,413**	**-**	**552,413**
Deposit Accounts– FC (corporate)	**-**	**-**	**-**
Total	**1,493,964**	**3,296,978**	**4,790,942**

5.1.5.6   Allocation of loans by customers

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7   Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	51,550,501	50,134,508
Foreign Loans	2,052,529	2,165,046
Total	**53,603,030**	**52,299,554**

5.1.5.8   Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	7,530	6,954
Indirect Lending	-	-
Total	**7,530**	**6,954**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.5.9   *Specific provisions for loans*

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	208,775	62,160
Doubtful Loans and Receivables	270,295	179,505
Uncollectible Loans and Receivables	703,951	573,013
Total	**1,183,021**	**814,678**

5.1.5.10   *Non-performing loans(NPLs) (net)*

Non-performing loans and other receivables restructured or rescheduled:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	54,130
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**54,130**
Prior Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	54,285
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**54,285**

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**238,188**	**294,614**	**732,022**
Additions (+)	436,746	14,282	20,566
Transfer from Other NPL Categories (+)	-	223,993	120,837
Transfer to Other NPL Categories (-)	223,993	120,837	-
Collections during the Period (-)	56,746	41,944	48,136
Write-offs (-)	-	11	45,715
Corporate and Commercial Loans	-	11	14,240
Retail Loans	-	-	794
Credit Cards	-	-	30,681
Other	-	-	-
Balances at End of Period	**394,195**	**370,097**	**779,574**
Specific Provisions (-)	208,775	270,295	703,951
Net Balance on Balance Sheet	**185,420**	**99,802**	**75,623**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Movements in specific loan provisions

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	257,567	166,194	390,917	814,678
Additions during the Period (+)	188,815	79,458	254,576	522,849
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	16,408	16,330	76,042	108,780
Write-Offs (-)	14,251	794	30,681	45,726
Balances at End of Period	415,723	228,528	538,770	1,183,021

Non-performing loans in foreign currencies

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	18,803	10,031	158,978
Specific Provisions (-)	7,096	7,653	155,753
Net Balance at Balance Sheet	11,707	2,378	3,225
Prior Period			
Balance at End of Period	7,071	3,594	151,143
Specific Provisions (-)	467	526	120,486
Net Balance at Balance Sheet	6,604	3,068	30,657

Gross and net non-performing loans and receivables as per customer categories

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Current Period (Net)	185,420	99,802	75,623
Loans to Individuals and Corporates (Gross)	394,195	370,097	771,575
Specific Provision (-)	208,775	270,295	695,952
Loans to Individuals and Corporates (Net)	185,420	99,802	75,623
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,688
Specific Provision (-)	-	-	7,688
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	176,028	115,109	159,009
Loans to Individuals and Corporates (Gross)	238,188	294,614	724,039
Specific Provision (-)	62,160	179,505	565,030
Loans to Individuals and Corporates (Net)	176,028	115,109	159,009
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,672
Specific Provision (-)	-	-	7,672
Other Loans and Receivables (Net)	-	-	-

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Collaterals received for non-performing loans

	Corporate/Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	1,468	336	-	1,804
Loans Collateralized by Mortgages	259,197	85,807	-	345,004
Loans Collateralized by Pledged Assets	105,618	93,199	-	198,817
Loans Collateralized by Cheques and Notes	75,605	170,245	-	245,850
Loans Collateralized by Other Collaterals	20,707	13,769	-	34,476
Unsecured Loans	55,753	70,530	591,632	717,915
Total	**518,348**	**433,886**	**591,632**	**1,543,866**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.12 Write-off policy

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Factoring receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.7 Investments held-to-maturity

5.1.7.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	TL	FC	TL	FC
Collateralised/Blocked Investments	1,453,158	15,916	1,508,226	65,263
Investments subject to Repurchase Agreements	3,469,360	173,464	4,354,254	254,746
Total	**4,922,518**	**189,380**	**5,862,480**	**320,009**

5.1.7.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	5,861,260	6,086,566
Treasury Bills	-	-
Other Government Securities	1,791,735	1,658,021
Total	**7,652,995**	**7,744,587**

5.1.7.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**7,653,371**	**7,516,860**
Quoted at Stock Exchange	7,605,533	7,476,079
Unquoted at Stock Exchange	47,838	40,781
Impairment Losses (-)	**43,570**	**267,521**
Total	**7,696,941**	**7,784,381**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.1.7.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**7,784,381**	**4,300,360**
Foreign Currency Differences on Monetary Assets	150,064	90,970
Purchases during the Period	-	3,974,502
Disposals through Sales/Redemptions	-	(729,947)
Value Increase/Impairment Losses (-)	(37,996)	11,068
Change in Redeemed Costs	(199,508)	137,428
Balances at End of Period	**7,696,941**	**7,784,381**

In 2008 the Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of TL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities in compliance with the TAS. Such securities are included in the securities held-to-maturity portfolio at their fair values of TL 2,685,106 thousands and USD 852,772,307 as of their reclassification date and presented in the above movement table of investments held-to-maturity under the "purchases during the period" line. The negative valuation differences amounting TL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are TL 87,734 thousands and USD 6,766,198.

5.1.8 Investments in associates

5.1.8.1 Unconsolidated investments in associates

	Associates	Address (City/Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Emeklilik Gözetim Merkezi AŞ	Istanbul/Turkey	-	9.00
2	Bankalararası Kart Merkezi AŞ	Istanbul/Turkey	10.15	10.15
3	Yatırım Finansman Menkul Değerler AŞ	Istanbul/Turkey	0.77	0.77
4	İMKB Takas ve Saklama Bankası AŞ [1]	Istanbul/Turkey	5.83	5.83
5	Vadeli İşlem ve Opsiyon Borsası AŞ [1]	Istanbul/Turkey	6.00	6.00
6	KKB Kredi Kayıt Bürosu AŞ	Istanbul/Turkey	9.09	9.09
7	Gelişen İşletmeler Piyasaları AŞ	Istanbul/Turkey	5.00	5.00

	Total Assets	Shareholders' Equity	Total Fixed Assets [*]	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	7,566	4,486	366	131	76	644	722	-
2	14,077	12,455	5,104	284	-	(833)	4,421	-
3	111,904	54,200	1,350	2,094	581	944	4,119	-
4	1,408,378	272,795	11,115	47,842	17,514	45,208	53,253	-
5	31,706	29,816	2,333	3,615	64	15,988	2,854	-
6	26,820	15,756	1,874	1,085	4	2,186	-	-
7	7,599	7,543	2	285	-	217	1,030	-

[1] Financial information is as of 31 December 2008.

[*] Total fixed assets include tangible and intangible assets.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Unconsolidated investments in associates sold during the current period

None.

Unconsolidated investments in associates acquired during the current period

None.

5.1.8.2 Consolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	519,466	226,041	10,775	4,015	7,919	21,032	97,683	-

(*) Total fixed assets include tangible and intangible assets.

5.1.8.3 Movement of consolidated investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**40,342**	**28,997**
Movements during the Period	**4,866**	**11,345**
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications	-	-
Increase/Decrease in Fair Values	4,866	11,345
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	**45,208**	**40,342**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Valuation methods of consolidated investments in associates

Associates	Current Period	Prior Period
Valued at Cost	-	-
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	45,208	40,342

Sectoral distribution of consolidated investments and associates

Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	45,208	40,342
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Quoted consolidated investments in associates

None.

Investments in associates sold during the current period

None.

Investments in associates acquired during the current period

None.

5.1.9   Investments in subsidiaries

5.1.9.1   Unconsolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Garanti Kültür AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ[1]	Istanbul/Turkey	100.00	100.00
6	Trifoy Real Estate Company	Bucharest/Romani	-	100.00
7	Participation GBI Custody	Amsterdam/Holland	-	100.00
8	Participation United Custodian	Amsterdam/Holland	-	100.00
9	Trifoy Investments	Amsterdam/Holland	-	100.00
10	Garanti Filo Yönetim Hizmetleri AŞ	Istanbul/Turkey	-	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets [*]	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	16,157	9,898	506	-	445	13	(97,416)	-
2	15,470	8,991	881	-	552	612	7,801	-
3	690	620	12	-	22	130	121	-
4	426	204	44	-	1	(14)	(126)	-
5	511	398	-	-	5	(430)	69	-
6	120	91	135	-	-	-	(37)	-
7	277	275	-	-	-	-	-	-
8	277	275	-	-	-	-	-	-
9	2	2	-	-	-	-	-	-
10	106,724	3,134	84,362	-	-	(1,358)	(5,508)	-

[1] The capital commitment amounting TL 562 thousands to Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ with a foundation capital of TL 750 thousands where the Bank has an ownership share of 99.9995%, has been paid.

[*] Total fixed assets include tangible and intangible assets.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

Unconsolidated subsidiaries, reasons for not consolidating such investments and accounting treatments applied for such investments

As of 31 March 2009, the investments in Trifoy Real Estate Company, Participation GBI Custody, Participation United Custodian and Trifoy Investments classified as financial subsidiaries are not consolidated as their total assets are less than 1% of the Bank's total assets, instead they are valued at cost.

The non-financial investments in Garanti Bilişim Teknolojisi ve Tic. AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Hizmet Yönetimi AŞ, Garanti Kültür AŞ, Garanti Filo Yönetim Hizmetleri AŞ and Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ are accounted under equity method of accounting.

5.1.9.2   Movement of consolidated investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	810,562	577,928
Movements during the Period	31,614	232,634
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	71,668
Dividends from Current Year Profit	-	910
Sales/Liquidations	-	-
Reclassifications	-	-
Increase/Decrease in Market Values	4,179	(23,275)
Currency Differences on Foreign Subsidiaries	27,435	86,926
Impairment Losses (-)	-	96,405
Balance at End of Period	842,176	810,562
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Valuation methods of consolidated investments in subsidiaries

	Current Period	Prior Period
Valued at Cost	210,587	210,587
Valued at Fair Value	631,589	599,975
Valued by Equity Method of Accounting	-	-

Sectoral distribution of consolidated investments in subsidiaries

	Current Period	Prior Period
Banks	580,447	555,439
Insurance Companies	56,545	56,545
Factoring Companies	21,394	17,215
Leasing Companies	85,381	85,381
Finance Companies	98,409	95,982
Other Subsidiaries	-	-

Quoted consolidated investments in subsidiaries

	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	21,394	17,215
Quoted at International Stock Exchanges	-	-

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Other information on consolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Shares of Other Consolidated Subsidiaries (%)	Method of Consolidation
1	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	5.86	Full Consolidation
2	Garanti Faktoring Hizmetleri AŞ	Istanbul/Turkey	55.40	-	Full Consolidation
3	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
4	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
5	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	-	Full Consolidation
6	Garanti Bank International NV	Amsterdam/Holland	100.00	-	Full Consolidation
7	Garanti Bank Moscow	Moscow/Russia	75.02	24.86	Full Consolidation
8	Garanti Financial Services Plc	Dublin/Ireland	99.99	-	Full Consolidation
9	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	-	Full Consolidation

	Total Assets	Shareholders' Equity	Total Fixed Assets [*]	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	2,218,642	297,010	18,068	56,232	-	11,370	202,392	-
2	719,002	43,914	2,427	27,590	257	2,486	20,723	38,614
3	27,203	24,574	3,398	218	357	(366)	10,250	-
4	16,147	14,201	1,206	485	5	8	1,406	-
5	1,341,619	177,735	11,945	6,620	1,888	20,824	89,643	-
6	7,654,858	505,800	103,824	84,705	26,593	16,758	79,559	506,227
7	420,745	88,444	873	8,166	2,099	3,660	43,056	98,934
8	11,561	11,165	-	-	-	-	5,463	29,750
9	101	-	-	-	-	-	(267)	-

[*] Total fixed assets include tangible and intangible assets.

Consolidated investments in subsidiaries disposed during the current period

None.

Consolidated investments in subsidiaries acquired during the current period

None.

5.1.10   Investments in joint-ventures

None.

5.1.11   Lease receivables

5.1.11.1   Financial lease receivables according to remaining maturities

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	1,063,157	898,401	1,098,119	927,694
Between 1-5 Years	1,299,340	1,148,317	1,270,738	1,121,576
Longer than 5 Years	61,789	56,235	60,329	54,727
Total	2,424,286	2,102,953	2,429,186	2,103,997

Türkiye Garanti Bankası A$ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.1.11.2 Net financial lease receivables

	Current Period	Prior Period
Gross Financial Lease Receivables	2,424,286	2,429,186
Unearned Income on Financial Lease Receivables (-)	(321,333)	(325,189)
Terminated Lease Contracts (-)	-	-
Net Financial Lease Receivables	**2,102,953**	**2,103,997**

5.1.11.3 Financial lease agreements

The criterias applied for the financial lease agreements are as follows:

The customer applied for a financial lease is evaluated based on the lending policies and criterias taking into account the legal legislation. A "customer analysis report" according to the type and amount of the application is prepared for the evaluation of the customer by the Credit Committee and certain risk rating models such as "customer risk rating" and "equipment rating/scoring" are applied.

In compliance with the legal legislation and the authorization limits of the general manager, credit committee and board of directors, it is decided whether the loan will be granted considering the financial position and the qualitative characteristics of the customer and the criterias mentioned above, if yes, which conditions will be applied. At this stage, collateral such as bank guarantees, mortgages, asset pledges, promissory notes or the personal or corporate guarantees, may be required depending on the creditworthiness of the customer and the characteristics of the product to be sold.

The sectoral, equipment type and pledged asset concentration of the customers are monitored regularly.

The followings are monitored for the financial lease agreements signed:

Subsequent to granting of loan, the fulfillment of monetary aspects such as lending procedures, timely collection of rental payments are monitored. Furthermore, updated information on the performance of companies is reported by the credit monitoring unit even for the performing customers.

The reports prepared by the credit monitoring unit for the performing companies and the assessments made by the administration follow-up and the legal units for the problematic companies, are presented to the top management following the assesments made by the related internal committees and the necessary actions are taken.

5.1.12 Derivative financial assets held for risk management

5.1.12.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	TL	FC	TL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	-	-	69,161
Net Foreign Investment Hedges	-	-	-	-
Total	**-**	**-**	**-**	**69,161**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

The eleven interest rate swap transactions classified under derivative financial assets held for cash flow risk management in the financial statements of the prior period are exercised in January 2009 before their due dates. The Bank recognized EUR 36,321,000 and USD 16,000,000 (total equivalent of TL 100,808 thousands) collected on the same transaction dates as per the related agreements, under "Income/losses from derivative financial instruments".

5.1.13 Tangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.14 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.15 Investment property

None.

5.1.16 Deferred tax asset

As of 31 March 2009, on a consolidated basis the Bank has a deferred tax asset of TL 73,338 thousands (31 December 2008: TL 52,521 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences in its consolidated financial statements.

There is no deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 March 2009. However, there is a deferred tax asset of TL 168,854 thousands (31 December 2008: TL 133,715 thousands) and deferred tax liability of TL 95,516 thousands (31 December 2008: TL 81,194 thousands) presented as net in the accompanying consolidated financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.1.17   Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	**83,178**	**115,635**
Accumulated Depreciation (-)	**(1,832)**	**(2,749)**
Net Book Value	**81,346**	**112,886**
End of Current Period		
Additions	7,800	6,923
Disposals (Cost)	(2,553)	(39,867)
Disposals (Accumulated Depreciation)	11	1,780
Reversal of Impairment / Impairment Losses (-)	-	487
Depreciation Expense for Current Period (-)	(199)	(863)
Currency Translation Differences on Foreign		-
Cost	**88,425**	**83,178**
Accumulated Depreciation (-)	**(2,020)**	**(1,832)**
Net Book Value	**86,405**	**81,346**

As of balance sheet date, the rights of repurchase on various assets held for sale amount to TL 13,641 thousands (31 December 2008: TL 13,714 thousands).

5.1.18   Other Assets

5.1.18.1   *Receivables from term sale of assets*

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint – Ventures	31,667	29,530
Sale of Real Estates	176	455
Sale of Other Assets	2,863	2,863
Total	**34,706**	**32,848**

5.1.18.2   *Prepaid expenses*

	Current Period	Prior Period
Prepaid Expenses	309,288	318,026

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.2 Consolidated liabilities

5.2.1 Maturity profile of deposits

Current Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	1,491,152	-	6,318,843	10,720,670	171,972	141,509	153,077	-	18,997,223
Foreign Currency Deposits	6,396,580	-	8,672,352	10,333,858	648,463	2,062,322	1,782,331	96,323	29,992,229
Residents in Turkey	4,315,928	-	8,103,106	9,761,187	430,930	564,628	629,543	94,906	23,900,228
Residents in Abroad	2,080,652	-	569,246	572,671	217,533	1,497,694	1,152,788	1,417	6,092,001
Public Sector Deposits	576,740	-	6,569	277,119	25	279	65	-	860,797
Commercial Deposits	1,775,623	-	4,303,451	4,757,205	33,926	34,469	121,207	-	11,025,881
Others	97,208	-	138,894	586,589	618	515	239	-	824,063
Precious Metal Deposits	196,280	-	1	2,345	-	28,063	2,428	-	229,117
Bank Deposits	734,876		454,359	182,530	74,134	83,762	182,618	-	1,712,279
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	11,832	-	64,614	130,646	340	4,362	61,259	-	273,053
Foreign Banks	642,456	-	389,745	51,884	73,794	79,400	121,359	-	1,358,638
Special Purpose Financial Institutions	80,588	-	-	-	-	-	-	-	80,588
Others	-	-	-	-	-	-	-	-	-
Total	11,268,459	-	19,894,469	26,860,316	929,138	2,350,919	2,241,965	96,323	63,641,589

Prior Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	1,288,447	-	6,734,053	10,090,399	115,387	87,261	77,063	-	18,392,610
Foreign Currency Deposits	5,956,954	-	9,665,986	7,104,105	519,367	2,000,870	1,812,773	90,877	27,150,932
Residents in Turkey	3,957,213	-	9,039,186	6,699,350	407,667	530,296	569,274	89,588	21,292,574
Residents in Abroad	1,999,741	-	626,800	404,755	111,700	1,470,574	1,243,499	1,289	5,858,358
Public Sector Deposits	426,693	-	283,600	516,009	25	272	63	-	1,226,662
Commercial Deposits	1,718,894	-	3,085,788	3,647,112	74,494	31,679	97,490	-	8,655,457
Others	159,815	-	54,414	77,756	705	569	207	-	293,466
Precious Metal Deposits	93,443	-	1	2,002	-	24,020	2,088	-	121,554
Bank Deposits	942,592	-	359,785	232,964	170,693	212,939	200,303	-	2,119,276
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	115,582	-	54,077	29,344	77,386	117,008	79,385	-	472,782
Foreign Banks	381,703	-	305,708	203,620	93,307	95,931	120,918	-	1,201,187
Special Purpose Financial Institutions	445,307	-	-	-	-	-	-	-	445,307
Others	-	-	-	-	-	-	-	-	-
Total	10,586,838	-	20,183,627	21,670,347	880,671	2,357,610	2,189,987	90,877	57,959,957

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

5.2.1.1.1 Deposits exceeding insurance limit

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Saving Deposits	8,820,849	8,456,294	9,853,423	9,677,592
Foreign Currency Saving Deposits	7,333,596	6,040,437	9,927,845	8,138,054
Other Saving Deposits	68,270	20,544	135,322	83,909
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 Saving deposits not covered by insurance limits

5.2.1.3.1 Saving deposits of individuals not covered by insurance limits:

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	500,976	543,248
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	287,477	244,985
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

Trading Derivatives	Current Period		Prior Period	
	TL	FC	TL	FC
Forward Deals	49,631	14,169	57,798	14,580
Swaps	119,354	270,432	181,869	237,941
Futures	-	269	-	996
Options	55,159	54,541	62,474	45,208
Others	-	1,545	-	226
Total	**224,144**	**340,956**	**302,141**	**298,951**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.2.3 Funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	802,370	319,502	870,554	793,014
Foreign Banks, Institutions and Funds	2,230,200	10,769,268	1,867,947	9,941,864
Total	3,032,570	11,088,770	2,738,501	10,734,878

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Short-Term	1,028,844	4,475,808	1,221,919	4,352,644
Medium and Long-Term	2,003,726	6,612,962	1,516,582	6,382,234
Total	3,032,570	11,088,770	2,738,501	10,734,878

5.2.3.2 Disclosures for concentration areas of bank's liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4 Interbank money markets

Funds obtained through repurchase transactions:

	Current Period		Prior Period	
	TL	FC	TL	FC
Domestic Transactions	8,444,236	-	9,878,528	-
Financial Institutions and Organizations	8,390,060	-	9,810,615	-
Other Institutions and Organizations	14,722	-	19,774	-
Individuals	39,454	-	48,139	-
Foreign Transactions	579,103	409,304	573,996	700,656
Financial Institutions and Organizations	578,719	409,304	571,711	700,656
Other Institutions and Organizations	190	-	1,749	-
Individuals	194	-	536	-
Total	9,023,339	409,304	10,452,524	700,656

5.2.5 Factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.6 Lease payables

5.2.6.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	4,585	4,585	4,845	4,845
Between 1-5 Years	-	-	-	-
Longer than 5 Years	-	-	-	-
Total	4,585	4,585	4,845	4,845

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.2.6.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

5.2.7 Derivative financial liabilities held for risk management

Derivative Financial Liabilities Held for Risk Management	Current Period		Prior Period	
	TL	FC	TL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	4,958	-	4,871
Net Foreign Investment Hedges	-	-	-	-
Total	-	4,958	-	4,871

5.2.8 Provisions

5.2.8.1 General provisions

	Current Period	Prior Period
General Provision for	489,954	428,799
Loans and Receivables in Group I	428,264	378,581
Loans and Receivables in Group II	20,515	12,934
Non-Cash Loans	41,175	37,284
Others	-	-

5.2.8.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	6,732	9,441
Medium and Long Term Loans	987	1,855
Total	7,719	11,296

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.8.3 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.8.4 Other provisions

5.2.8.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	45,000	52,000

Türkiye Garanti Bankası A.Ş and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.2.8.4.2 Other provisions for possible losses

	Current Period	Prior Period
Reserve for Employee Benefits	185,057	198,840
Recognized Liability for Defined Benefit Obligations	102,601	102,601
Insurance Technical Provisions, Net	131,164	123,603
Provision for Promotion Expenses of Credit Cards (*)	30,516	36,206
Other Provisions	58,965	28,758
Total	**508,303**	**490,008**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

Recognized liability for defined benefit plan obligations

The Bank obtained an actuarial report dated 5 February 2009 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the Law and it is determined that the assets of the Plan are sufficient to meet the amount that will be required to be paid to transfer the obligation at 31 December 2008.

The asset surplus of the Fund after deducting the net present value of the transferable liabilities as of 31 December 2008 is as follows:

	31 December 2008
Net present value of pension benefits transferable to SSF	(296,328)
Net present value of medical benefits and health premiums transferable to SSF	135,400
General administrative expenses	(15,488)
Present value of pension and medical benefits transferable to SSF	**(176,416)**
Fair value of plan assets	**621,594**
Asset surplus	**445,178**

Furthermore, an actuarial report was prepared as of 31 December 2008 as per the requirements of the Law explained in Note 3.17, the accounting policies related with "employee benefits" for the benefits transferable to the SSF and as per TAS 19 for other benefits not transferable to the SSF and arising from other social rights and payments covered by the existing trust indenture of the Fund and medical benefits provided for employees. Based on the actuary's 5 February 2009 dated report, the asset surplus over the fair value of the plan assets to be used for the payment of the obligations also fully covers the benefits not transferable and still a surplus of TL 32,799 thousands remains.

	31 December 2008
Pension benefits	(162,356)
Medical benefits	(250,023)
	(412,379)
Fair value of plan assets after deducting transferable benefits	**445,178**
Asset surplus over present value of defined benefit obligation	**32,799**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

As of 31 December 2008, the Bank's management, acting prudently, did not consider the health premium surplus amounting TL 135,400 thousands as stated above and resulted from the present value of medical benefits and health premiums transferable to SSF and accordingly, recognized a provision amounting TL 102,601 thousands for its liability and charged fully as expense. This pension liability calculated as of 31 December 2008 is preserved in the accompanying interim financial statements.

	Current Period
Asset surplus over present value of defined benefit obligation	32,799
Net present value of medical benefits and health premiums transferable to SSF	(135,400)
Present value of defined benefit obligation	(102,601)

The major actuarial assumptions used in the calculation of other benefits not transferable to SSF are as follows:

	31 December 2008
	%
Discount Rate	17.41-10.51
Inflation Rate	9.50-5.73
Future Real Salary Increase Rate	1.5
Medical Cost Trend Rate	17.80-11.77
Future Pension Increase Rates	9.50-5.73

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

5.2.9 Tax liability

5.2.9.1 *Current tax liability*

5.2.9.1.1 *Tax liability*

As of 31 March 2009, the tax liability amounts to TL 306,201 thousands (31 December 2008: TL 126,911 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.9.1.2 *Taxes payable*

	Current Period	Prior Period
Corporate Taxes Payable	306,201	126,911
Taxation on Securities Income	95,750	191,148
Taxation on Real Estates Income	1,407	1,137
Banking Insurance Transaction Tax	35,600	37,291
Foreign Exchange Transaction Tax	15	12
Value Added Tax Payable	894	2,485
Others	29,827	33,892
Total	**469,694**	**392,876**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.2.9.1.3   Premiums payable

	Current Period	Prior Period
Social Security Premiums-Employees	314	273
Social Security Premiums-Employer	235	211
Bank Pension Fund Premium-Employees	27	5
Bank Pension Fund Premium-Employer	58	27
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	424	441
Unemployment Insurance-Employer	773	806
Others	-	-
Total	**1,831**	**1,763**

5.2.9.2   Deferred tax liability

In the accompanying consolidated financial statements, the Bank had a deferred tax liability of TL 775 thousands as of 31 March 2009 (31 December 2008: TL 2,238 thousands).

5.2.10   Liabilities for assets held for sale and assets of discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.11   Subordinated debts

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.12   Shareholders' equity

5.2.12.1   Paid-in capital

	Current Period	Prior Period
Common Shares	4,200,000	4,200,000
Preference Shares	-	-

5.2.12.2   Registered share capital system

Capital System	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	4,200,000	7,000,000
Preference Shares	-	-

5.2.12.3   Capital increases in current period

None.

5.2.12.4   Capital increases from capital reserves in current period

None.

5.2.12.5   Capital commitments for current and future financial periods

None.

62

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.2.12.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.12.7 Information on privileges given to stocks representing the capital

None.

5.2.12.8 Securities value increase fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	-
Valuation Difference	-	-	-	-
Exchange Rate Difference	-	-	-	-
Securities Available-for-Sale	387,916	(97,708)	257,174	(79,268)
Valuation Difference	387,916	(97,708)	257,174	(79,268)
Exchange Rate Difference	-	-	-	-
Total	387,916	(97,708)	257,174	(79,268)

5.2.12.9 Revaluation surplus

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	594,943	-	594,943	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-
Total	597,090	-	597,090	-

5.2.12.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by TL 23 thousands, Eureko Sigorta AŞ by TL 559 thousands, Garanti Ödeme Sistemleri AŞ by TL 401 thousands, Kredi Kartları Bürosu by TL 481 thousands, Tat Konserve AŞ by TL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by TL 9 thousands.

5.2.12.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	261,628	261,424
II. Legal Reserve	23,627	23,627
Special Reserves	-	-
Total	282,255	285,051

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.2.12.12 Extraordinary reserves

	Current Period	Prior Period
Legal Reserves allocated in compliance with the Decisions Made on the Annual General Assembly	1,681,758	1,681,758
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-
Total	**1,681,758**	**1,681,758**

5.2.12.13 Minority interest

	Current Period	Prior Period
Balance at Beginning of Period	**35,125**	**23,334**
Profit Share of Subsidiaries Net Profits	3,685	11,800
Prior Period Dividend	-	-
Increase / (Decrease) in Minority Interest due to Sales	-	-
Others	7	(9)
Balance at End of Period	**38,817**	**35,125**

64

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.3 Consolidated off-balance sheet items

5.3.1 Off-balance sheet contingencies

5.3.1.1 *Irrevocable credit commitments*

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	7,330,768	6,894,220
Letters of Guarantee in TL	4,336,925	4,118,306
Letters of Credit	2,732,842	2,511,344
Bills of Exchange and Acceptances	194,231	123,807
Prefinancings	-	-
Total	**14,594,766**	**13,647,677**

5.3.1.2 *Possible losses and commitments resulted from off-balance sheet items*

A specific provision of TL 42,135 thousands (31 December 2008: TL 2,459 thousands) is made for unliquidated non-cash loans of TL 70,768 thousands (31 December 2008: TL 15,901 thousands) recorded under the off-balance sheet items as of 31 March 2009.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 31 March 2009, in the Bank and its consolidated financial affiliates' "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 950,888,889 and EUR 1,500,000 (31 December 2008: USD 945,500,000 and EUR 1,175,000).

5.3.1.3 *Non-cash loans*

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	264,323	225,228
With Original Maturity of 1 Year or Less	*20,369*	*15,067*
With Original Maturity of More Than 1 Year	*243,954*	*210,161*
Other Non-Cash Loans	15,113,745	14,341,906
Total	**15,378,068**	**14,567,134**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.3.1.4 Other information on non-cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.1.5 Non-cash loans classified under Group I and II:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.3 Contingent liabilities and assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.4 Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası A$ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.4 Consolidated income statement

5.4.1 Interest income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Interest Income from Loans				
Short-term loans	753,432	102,839	537,356	69,076
Medium and long-term loans	503,844	350,836	459,242	244,163
Loans under follow-up	7,208	-	5,339	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**1,264,484**	**453,675**	**1,001,937**	**313,239**

(*) Includes also fees and commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Central Bank of Turkey	1,170	295	2,013	-
Domestic Banks	3,183	7,203	506	16,413
Foreign Banks	33,535	30,975	60,485	36,791
Foreign Head Offices and Branches	-	-	-	-
Total	**37,888**	**38,473**	**63,004**	**53,204**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Trading Financial Assets	8,240	482	5,885	4,737
Financial Assets Valued at Fair Value Through Profit	-	-	-	-
Financial Assets Available-for-Sale	636,156	63,840	434,032	66,450
Investments Held-to-Maturity	246,879	32,023	122,060	9,792
Total	**891,275**	**96,345**	**561,977**	**80,979**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	525	376

5.4.2 Interest expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Banks				
Central Bank of Turkey	-	-	-	-
Domestic Banks	29,678	1,981	17,455	16,436
Foreign Banks	67,699	91,638	56,088	119,913
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	15,585	-	10,799
Total	**97,377**	**109,204**	**73,543**	**147,148**

(*) Includes also fees and commissions expenses on borrowings

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	1	1

5.4.2.3 Interest expenses on securities issued

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Turkish Lira								
Bank Deposits	813	20,010	86	134	108	85	-	21,236
Saving Deposits	350	230,749	389,262	4,995	4,260	4,012	-	633,628
Public Sector Deposits	-	14,628	16,829	1	11	2	-	31,471
Commercial Deposits	2,020	156,941	169,435	2,423	937	5,957	-	337,713
Others	2,812	5,027	16,358	27	21	8	-	24,253
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total TL	5,995	427,355	591,970	7,580	5,337	10,064	-	1,048,301
Foreign Currency								
Foreign Currency Deposits	2,915	83,270	96,728	14,582	24,091	14,816	725	237,127
Bank Deposits	564	9,202	1,223	2,121	1,795	2,414	-	17,319
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	2	-	218	-	-	220
Total FC	3,479	92,472	97,953	16,703	26,104	17,230	725	254,666
Grand Total	9,474	519,827	689,923	24,283	31,441	27,294	725	1,302,967

5.4.2.5 Interest expense on repurchase agreements

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.6 Financial lease expenses

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7 Interest expenses on factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3 Dividend income

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.4.4 Trading income/losses (net)

	Current Period	Prior Period
Income	**20,212,763**	**1,878,585**
Trading Account Income	207,887	63,986
Derivative financial instruments	1,176,379	504,587
Foreign Exchange Gain	18,828,497	1,310,012
Losses (-)	**19,812,271**	**1,809,464**
Trading Account Losses	124,586	35,531
Derivative financial instruments	799,031	457,042
Foreign Exchange Losses	18,888,654	1,316,891
Total	**400,492**	**69,121**

5.4.5 Other operating income

The items under "other operating income" generally consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	**429,370**	**56,827**
Loans and receivables in Group III	238,962	30,814
Loans and receivables in Group IV	64,842	7,762
Loans and receivables in Group V	125,566	18,251
General Provisions	**60,406**	**66,567**
Provision for Possible Losses	**15,000**	**131,000**
Impairment Losses on Securities	**118**	**699**
Financial assets at fair value through profit or loss	115	699
Financial assets available-for-sale	3	-
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	**15**	**2,902**
Associates	-	-
Subsidiaries	15	6
Joint Ventures (Business Partnership)	-	-
Investments held-to-maturity	-	2,896
Others	**81,164**	**2,177**
Total	**586,073**	**260,172**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

*Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1*

5.4.7   Other operating expenses

	Current Period	Prior Period
Personnel Costs	256,998	228,512
Reserve for Employee Termination Benefits	-	115
Defined Benefit Obligation	-	-
Impairment Losses on Tangible Assets	-	1
Depreciation Expenses of Tangible Assets	43,192	39,182
Impairment Losses on Intangible Assets	-	-
Goodwill Impairment Losses	-	-
Amortisation Expenses of Intangible Assets	2,428	2,717
Decrease in Value of Equity Accounting Shares	-	-
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	199	282
Impairment Losses on Assets Held for Sale and Discontinued Assets	-	-
Other Operating Expenses	218,734	206,608
Operational lease related expenses	*31,377*	*23,395*
Repair and maintenance expenses	*5,505*	*4,131*
Advertisement expenses	*20,480*	*18,450*
Other expenses	*161,372*	*160,632*
Loss on Sale of Assets	376	2,794
Others	115,925	165,185
Total	**637,852**	**645,396**

5.4.8   Profit/loss before taxes including profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.9   Provision for taxes including taxes for discontinued operations

As of 31 March 2009, on a consolidated basis, the Bank recorded a current tax expense of TL 222,248 thousands (31 March 2008: TL 134,388 thousands) and a deferred tax income of TL 24,188 thousands (31 Mart 2008: TL 6,218 thousands deferred tax expense).

Deferred tax income/expense on timing differences :

Deferred tax income/(expense) on timing differences	Current Period
Increase in Tax Deductable Timing Differences (+)	31,295
Decrease in Tax Deductable Timing Differences (-)	7,815
Increase in Taxable Timing Differences (-)	9,593
Decrease in Taxable Timing Differences (+)	10,301
Total	**24,188**

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(Decrease) in Tax Deductable Timing Differences (net)	23,480
(Increase)/Decrease in Taxable Timing Differences (net)	708
Increase/(Decrease) in Tax Losses (net)	-
Increase/(Decrease) in Tax Deductions and Exemptions (net)	-
Total	24,188

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11 Net profit/loss

5.4.11.1 *Any further explanation on operating results needed for better understanding of bank's performance*

None.

5.4.11.2 *Any changes in estimations that might have a material effect on current and subsequent period results*

None.

5.4.11.3 *Minority interest's profit/loss*

	Current Period	Prior Period
Net Profit/(Loss) of Minority Interest	3,685	2,728

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.5   Consolidated statement of changes in shareholders' equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ and Its Financial Affiliates

Consolidated Financial Report as of and

for the Three-Month Period Ended 31 March 2009

(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements

and Related Disclosures and Footnotes

Originally Issued in Turkish, See Note 3.1.1

5.6   Consolidated statement of cash flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.7   Related Party Risks

5.7.1   Transactions with parent bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1   *Loans and other receivables*

Current Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	23,597	3,157	25	1,661	274,415	184,251
Balance at end of period	26,147	3,230	22	1,666	289,753	202,504
Interest and Commission Income	525	-	432	1	6,845	336

Prior Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	9,033	244	1	1,090	158,515	168,482
Balance at end of period	23,597	3,157	25	1,661	274,415	184,251
Interest and Commission Income	376	-	208	1	1,797	161

5.7.1.2   *Deposits*

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Balance at beginning of period	1,752	8,448	313,475	91,590	186,263	240,401
Balance at end of period	993	1,752	182,727	313,475	250,346	186,263
Interest Expenses	1	1	3,951	4,715	3,372	4,561

5.7.1.3   *Derivative transactions*

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Transactions at Fair Value Through Profit or Loss:						
Beginning of Period	13,500	-	-	-	-	-
End of Period	-	13,500	4,138	-	828	-
Total Profit/(Loss)	-	-	41	-	4	-
Transactions for Hedging:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/(Loss)	-	-	-	-	-	-

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.7.2   Bank's risk group

5.7.2.1   *Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions*

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2   *Concentration of transaction volumes and balances with risk group and pricing policy*

The cash loans of the risk group amounting TL 261,211 thousands (31 December 2008 TL 250,131 thousands) compose 0.48% (31 December 2008: 0.48%) of the Bank's total cash loans and 0.25% (31 December 2008: 0.25%) of the Bank's total assets. The total loans and similar receivables amounting TL 315,922 thousands (31 December 2008: TL 298,037 thousands) compose 0.30% (31 December 2008: 0.30%) of the Bank's total assets. The non-cash loans of the risk group amounting TL 207,400 thousands (31 December 2008: TL 189,069 thousands) compose 1.35% (31 December 2008: 1.30%) of the Bank's total non-cash loans. The deposits of the risk group amounting TL 434,066 thousands (31 December 2008: TL 501,490 thousands) compose 0.68% (31 December 2008: 0.87%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set on an arms-length basis.

There is a credit card (POS) payable amounting TL 7,383 thousands (31 December 2008: TL 5,223 thousands) to related parties.

Operating expenses of TL 1,508 thousands (31 March 2008: TL 4,209 thousands) for IT services rendered by related parties and rent income of TL 74 thousands (31 March 2008: TL 78 thousands) for the real estates rented to related parties, are recorded.

The Bank and its consolidated financial affiliates made a total payment of TL 45,501 thousands (31 March 2008: TL 46,375 thousands) for the year 2008 to its top management considered as the key management.

5.7.2.3   *Other matters not required to be disclosed*

None.

5.7.2.4   *Transactions accounted under equity method*

Please refer to Notes 5.1.8 and 5.1.9.

5.7.2.5   *All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services*

The Bank has agency contracts with certain consolidated subsidiaries namely Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for internal use are partly arranged through financial leasing.

At 11 March 2008, a real estate with a net book value of TL 40,581 thousands was sold to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of TL 42,693 thousands). The sale price, of which USD 15 millions was collected immediately at the date of sale, was fully collected. A gain of TL 2,112 thousands was recognized as income on this transaction in prior period.

At 6 March 2009, a real estate was purchased from Eureko Sigorta AŞ at a price of TL 12,434 thousands and fully paid.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.8   Domestic, foreign and off-shore branches or investments and foreign represensentative offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.9   Significant events and matters arising subsequent to the balance sheet date

With the agreement signed on 12 May 2009, the Bank has renewed the syndication loan facility amounting EUR 600 millions, which was obtained on 8 May 2008. The syndication loan facility, which consists of two tranches amounting USD 109,974,375 and EUR 517,312,500, equivalent of EUR 600 millions in total, has been completed with the participation of 31 banks from 15 different countries for a one-year maturity. The total costs of this loan facility with two tranches that will be used for financing of export contracts, are Libor+2.5% and Euribor+2.5%, respectively.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.10 Other Disclosures on Activities of the Bank

5.10.1 Parent bank's latest international risk ratings

MOODY'S *(January 2009)* *

Long Term FC Deposit	B1
Long Term TL Deposit	A3
Short Term TL Deposit	Prime-2
Short Term FC Deposit	NP
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(January 2009)* *

Long Term FC Obligations	BB-
Long Term TL Deposit	BB-
Outlook	Negative

FITCH RATINGS *(April 2008)* *

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE *(December 2008)* *

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

JCR EURASIA RATINGS (May 2009) *

Long Term International FC	BB+ (Stable)
Long Term International TL	BBB (Stable)
Long Term International	AAA (Trk) (Stable)
Short Term International FC	B (Stable)
Short Term International TL	A-3 (Stable)
Short Term National	A-1+ (Trk) (Stable)
Support	1
Independency from Shareholders	A

(*) Latest dates in risk ratings or outlooks

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.10.2 Latest international risk ratings of Garanti Bank International NV, a consolidated subsidiary

MOODY'S *(March 2009)* *

Long Term FC Deposit	Baa1
Short Term FC Deposit	Prime 2
Subordinate-Dom Curr	Baa1
FSR	C-
Outlook	Negative

(*) Latest date in risk ratings or outlooks.

5.10.3 Latest international risk ratings of Garanti Faktoring, a consolidated subsidiary

FITCH RATINGS *(April 2009)* *

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

(*) Latest date in risk ratings or outlooks.

5.10.4 Latest international risk ratings of Garanti Finansal Kiralama, a consolidated subsidiary

FITCH RATINGS *(April 2009)* *

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

STANDARD AND POORS *(August 2008)* *

FC Obligations	BB-
TL Obligations	BB-
Outlook	Negative

(*) Latest dates in risk ratings or outlooks.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

5.10.5   Dividends

At the annual general assembly of the Bank dated 2 April 2009, it was decided to distribute the profit of 2008 as follows:

2008 PROFIT DISTRIBUTION TABLE	
2008 Net Profit	1,750,488
A– 1. Legal reserve (Turkish Commercial Code 466/1) at 5%	(87,524)
Undistributable funds	(4,407)
B – The first dividend at 5% of the paid capital	-
C – Extraordinary reserves at 5% after above deductions	-
D - Founder shares	-
E – Extraordinary reserves	(1,658,557)
F – II. Legal reserve (Turkish Commercial Code 466/2)	-

5.10.6   Other disclosures

On 23 February 2009, the Bank obtained a subordinated debt of EUR 50 millions from Proparco (Societe de Promotion et de Participation pour la Cooperation Economique SA), a company of the French Development Agency Group with an interest of Euribor+3.5% and maturity of 12 years with a repayment option at the end of the seventh year to finance the clean energy projects. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by the BRSA in the calculation of the Bank's capital adequacy ratio in compliance with the conditions set in the "Regulation on Equities of Banks" issued by the BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

Türkiye Garanti Bankası AŞ and Its Financial Affiliates
Consolidated Financial Report as of and
for the Three-Month Period Ended 31 March 2009
(Thousands of New Turkish Lira (TL))

Convenience Translation of Financial Statements
and Related Disclosures and Footnotes
Originally Issued in Turkish, See Note 3.1.1

6 Independent Auditors' Review Report

6.1 Disclosure on independent auditors' review report

The consolidated financial statements of the Bank and its financial affiliates as of 31 March 2009, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 14 May 2009 that nothing material has come to their attention that caused them to believe that the accompanying consolidated interim financial statements do not give a true and fair view of the financial position and results of its operational of the Bank and its financial affiliates as of 31 March 2009.

....



TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

May 14, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC
Mail Processing
Section

JUN 05 2009

12g3-2 (b) filing number: 82-3636

Please find enclosed Garanti Bank's consolidated financial statements for the period
ended March 31, 2009 prepared in line with the IFRS directives.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Hande Tunaboylu
Vice President
Investor Relations



Türkiye Garanti Bankası Anonim Şirketi
And Its Affiliates

Consolidated Financial Statements

31 March 2009

With Report on Review of Interim

Financial Information Thereon

14 May 2009
This report contains the "Report on Review of Interim Financial Information" comprising 1 page and; the "Consolidated financial statements and their explanatory notes" comprising 72 pages.

Türkiye Garanti Bankası Anonim Şirketi

And Its Affiliates

Table of contents



Akis Bağımsız Denetim ve Serbest   Telephone   +90 (212) 317 74 00
Muhasebeci Mali Müşavirlik A.Ş.   Fax   +90 (212) 317 73 00
Yapı Kredi Plaza C Blok Kat 17   Internet   www.kpmg.com.tr
Büyükdere Caddesi
Levent 34330 İstanbul

Report on Review of Interim Financial Information

To the Board of Directors of
Türkiye Garanti Bankası Anonim Şirketi,

Introduction

We have reviewed the accompanying consolidated statement of financial position of Türkiye Garanti Bankası Anonim Şirketi (the Bank) and its affiliates as at 31 March 2009 and the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information does not give a true and fair view of the financial position of the Bank and its affiliates as at 31 March 2009, and of its financial performance and its cash flows for the three-month period then ended in accordance with IAS 34.

İstanbul,
14 May 2009

Türkiye Garanti Bankası AŞ And Its Affiliates
Consolidated Statement of Financial Position
As at 31 March 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	31 March 2009	31 December 2008
Assets			
Cash and balances with central banks	4	3,158,966	3,972,533
Financial assets at fair value through profit or loss	5	690,093	564,137
Loans and advances to banks	6	11,564,287	8,004,241
Loans and advances to customers	7	54,922,701	53,870,069
Other assets	9	5,199,222	4,203,250
Investment securities	10,21	27,083,323	26,112,129
Investments in equity participations	11	66,007	70,437
Tangible assets, net	12	1,325,839	1,238,627
Goodwill, net	13	33,170	33,170
Deferred tax asset	19	147,919	119,745
Total assets		**104,191,527**	**98,188,338**
Liabilities			
Deposits from banks	14	1,712,281	2,119,279
Deposits from customers	15	61,929,201	55,837,808
Obligations under repurchase agreements	16	9,432,642	11,153,180
Loans and advances from banks	17	14,189,634	13,443,583
Subordinated liabilities	18	1,117,832	947,530
Current tax liability	19	306,281	127,684
Deferred tax liability	19	775	-
Other liabilities and accrued expenses	20	4,821,218	4,655,769
Total liabilities		**93,509,864**	**88,284,833**
Shareholders' equity and minority interest			
Share capital	21	5,146,371	5,146,371
Share premium	21	11,880	11,880
Minority interest	21	38,819	35,201
Unrealised gains on available-for-sale assets	10,21	290,053	177,751
Hedging reserve	21	(3,290)	60,998
Translation reserve	21	32,110	35,987
Legal reserves	21	289,618	289,414
Retained earnings	21	4,876,102	4,145,903
Total shareholders' equity and minority interest		**10,681,663**	**9,903,505**
Total liabilities, shareholders' equity and minority interest		**104,191,527**	**98,188,338**
Commitments and contingencies	23		

The notes on pages 5 to 72 are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Comprehensive Income
For The Three-Month Period Ended 31 March 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	31 March 2009	31 March 2008
Interest income:-			
Interest on loans		1,722,169	1,334,639
Interest on securities		988,064	643,127
Interest on deposits at banks		137,206	165,877
Interest on lease business		64,841	59,326
Others		22,935	25,940
		2,935,215	2,228,909
Interest expense:-			
Interest on saving, commercial and public deposits		(1,262,760)	(899,363)
Interest on borrowings and obligations under repurchase agreements		(453,865)	(426,601)
Interest on bank deposits		(38,676)	(41,445)
Interest on subordinated liabilities		(17,185)	(12,962)
Others		(1,267)	(2,454)
		(1,773,753)	(1,382,825)
Net interest income		**1,161,462**	**846,084**
Fee and commission income		564,290	494,005
Fee and commission expense		(114,038)	(88,056)
Net fee and commission income	26	**450,252**	**405,949**
Trading gains, net	5	460,649	76,001
Premium income from insurance business		42,564	31,382
Other operating income		36,180	18,308
Other operating income		**539,393**	**125,691**
Total operating Income		**2,151,107**	**1,377,724**
Salaries and wages		(239,025)	(259,055)
Impairment losses, net	7,8,9,11,12,13,20	(521,868)	(118,479)
Foreign exchange loss, net	12	(62,690)	(6,913)
Employee benefits	20	(56,060)	(56,784)
Depreciation and amortization	12	(48,509)	(42,828)
Communication expenses		(33,224)	(31,996)
Rent expenses		(31,366)	(23,606)
Other operating expenses	27	(226,041)	(220,075)
Total operating expenses		**(1,218,783)**	**(759,736)**
Income before tax		**932,324**	**617,988**
Taxation charge	19	(193,006)	(129,046)
Net income for the period		**739,318**	**488,942**
Other comprehensive income:			
Foreign currency translation differences for foreign operations	21	9,522	87,489
Net gain/(losses) on hedges of net investments in foreign operations	21	(15,856)	(52,559)
Cash flow hedges:			
Effective portion of changes in fair value	21	16,358	3,859
Net amount transferred to income	21	(80,646)	(36,002)
Fair value reserves (available-for-sale financial assets):			
Net change in fair values	21	132,901	(281,629)
Net amount transferred to income	21	(17,931)	(3,147)
Other comprehensive income for the period, net of tax		**44,348**	**(281,989)**
Total comprehensive income for the period		**783,666**	**206,953**
Net income attributable to:			
Equity holders of the Bank		735,648	486,214
Minority interest		3,670	2,728
		739,318	488,942
Total comprehensive income attributable to:			
Equity holders of the Bank		779,989	204,225
Minority interest		3,677	2,728
		783,666	206,953
Weighted average number of shares with a face value of Kr 1 each	21	420 billions	210 billions
Basic and diluted earnings per share (full TL amount per TL'000 face value each)		175.2	231.5

The notes on pages 5 to 72 are integral part of these consolidated financial statements.

2

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Changes in Shareholders' Equity
For The Three-Month Period Ended 31 March 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	Share Capital	Share Premium	Minority Interest	Unrealised Gains/(Losses) on Available-for-Sale Assets	Hedging Reserve	Translation Reserve	Legal Reserves	Retained Earnings	Total Shareholders' Equity and Minority Interest
Balances at 31 December 2007		3,046,371	-	23,410	189,382	31,464	6,709	172,678	3,781,754	7,251,768
Foreign exchange difference on foreign currency legal reserves	2/	-	-	-	-	-	-	326	-	326
Net unrealised market value losses from available-for-sale portfolio	2/	-	-	-	(281,629)	-	-	-	-	(281,629)
Net gains on available-for-sale assets transferred to the income statement on disposal	2/	-	-	-	(3,147)	-	-	-	-	(3,147)
Foreign currency translation differences for foreign operations		-	-	-	-	-	34,604	-	-	34,604
Net fair value gains from cash flow hedges	2/	-	-	-	-	3,859	-	-	-	3,859
Net fair value gains from cash flow hedges transferred to the income statement on disposal	2/	-	-	-	-	(36,002)	-	-	-	(36,002)
Net income for the three-month period		-	-	2,728	-	-	-	-	486,214	488,942
Balances at 31 March 2008		3,046,371	-	26,138	(95,394)	(679)	41,313	173,004	4,267,968	7,458,721
Collections from shareholders for capital increase	2/	2,100,000	11,880	-	-	-	-	-	-	2,111,880
Payment for founder shares repurchased	2/	-	-	-	-	-	-	-	(1,434,233)	(1,434,233)
Transfer to unappropriated earnings	2/	-	-	-	-	-	-	115,833	(115,833)	-
Foreign exchange difference on foreign currency legal reserves		-	-	-	-	-	-	577	-	577
Net unrealised market value gains/(losses) from available-for-sale portfolio	2/	-	-	(9)	331,269	-	-	-	-	331,260
Net gains on available-for-sale assets transferred to the income statement on disposal	2/	-	-	-	(58,124)	-	-	-	-	(58,124)
Foreign currency translation differences for foreign operations	2/	-	-	-	-	-	(5,326)	-	-	(5,326)
Net fair value gains from cash flow hedges	2/	-	-	-	-	61,677	-	-	-	61,677
Net fair value gains from cash flow hedges transferred to the income statement on disposal	2/	-	-	-	-	-	-	-	-	-
Net income for the nine-month period		-	-	9,072	-	-	-	-	1,428,001	1,437,073
Balances at 31 December 2008		5,146,371	11,880	35,201	177,751	60,998	35,987	289,414	4,145,903	9,903,505
Foreign exchange difference on foreign currency legal reserves	2/	-	-	-	-	-	-	204	-	204
Net unrealised market value losses from available-for-sale portfolio	2/	-	-	7	132,894	-	-	-	-	132,901
Net gains/(losses) on available-for-sale assets transferred to the income statement on disposal	2/	-	-	-	(17,931)	-	-	-	-	(17,931)
Foreign currency translation differences for foreign operations		-	-	-	(2,661)	-	(3,877)	-	-	(6,538)
Net fair value gains from cash flow hedges	2/	-	-	-	-	16,358	-	-	-	16,358
Net fair value gains from cash flow hedges transferred to the income statement on disposal	2/	-	-	-	-	(80,646)	-	-	-	(80,646)
Adjustment to retained earnings for a new consolidated affiliate		-	-	(59)	-	-	-	-	(5,449)	(5,508)
Net income for the three-month period		-	-	3,670	-	-	-	-	735,648	739,318
Balances at 31 March 2009		5,146,371	11,880	38,819	290,053	(3,290)	32,110	289,618	4,876,102	10,681,663

3

Türkiye Garanti Bankası AŞ And Its Affiliates
Consolidated Statement of Cash Flows
For The Three-Month Period Ended 31 March 2009

(Currency: Thousands of Turkish Lira (TL))

	Notes	31 March 2009	31 March 2008
Cash flows from operating activities:-			
Interests and commissions received		2,280,201	1,099,959
Interest expenses paid		(1,995,408)	(1,403,557)
Other operating activities, net		353,122	124,755
Cash payments to employees and suppliers		(578,244)	(572,235)
		59,671	(751,078)
(Increase)/decrease in operating assets:-			
Loans and advances to banks		(1,370,022)	(9,714)
Balances with central banks		(954,631)	2,083,649
Financial assets at fair value through profit or loss		(130,789)	28,818
Loans and advances to customers		(1,515,453)	(5,202,971)
Consumer loans		171,207	(889,437)
Other assets		(206,190)	(251,684)
Increase/(decrease) in operating liabilities:-			
Deposits from banks		(408,516)	777,365
Deposits from customers		6,130,767	3,780,957
Obligations under repurchase agreements		(1,707,177)	(806,100)
Other liabilities		103,357	(121,171)
Net cash flow from/(used in) operating activities before income taxes paid		172,224	(1,361,366)
Income taxes paid	19	(69,682)	(126,699)
Net cash flow from/(used in) operating activities		102,542	(1,488,065)
Cash flows from investing activities:-			
Net increase in security investments		(935,081)	(180,921)
Interest received		1,236,987	1,112,776
Increase in investments in equity participations, net		(562)	-
Dividends received		55	93
Proceeds from sale of tangible assets		19,442	73,977
Purchase of tangible assets		(66,924)	(73,608)
Net cash flow from investing activities		253,917	932,317
Cash flows from financing activities:-			
Increase in loans and advances from banks, net		905,655	1,998,870
Increase in subordinated liabilities, net		183,945	-
Net cash flow from financing activities		1,089,600	1,998,870
Effect of exchange rate changes		(62,690)	(6,913)
Net increase in cash and cash equivalents		1,383,369	1,436,209
Cash and cash equivalents at the beginning of the period		7,145,989	4,293,819
Cash and cash equivalents at the end of the period	2	8,529,358	5,730,028

The notes on pages 5 to 72 are an integral part of these consolidated financial statements.

Overview of the Bank

Türkiye Garanti Bankası AŞ (the Bank) is a bank domiciled in Turkey. The consolidated financial statements of the Bank as of and for the three-month period ended 31 March 2009 comprise the Bank and its affiliates (the Affiliates) and their interest in associates.

(a) Brief History

The foundation of the Bank was approved by the decree of the Council of Ministers numbered 3/4010 dated 11 April 1946 and "Articles of Association" was published in the official gazette dated 25 April 1946. The Bank provides corporate, commercial and retail banking services through a network of 595 domestic branches, five foreign branches, four representative offices abroad and 128 offices. In addition to its branches, the Bank has 100% ownership in two banks each of which is located in Amsterdam and Moscow. The Bank and its affiliates in total have 18,406 employees. The Bank's head office is located at Levent Nispetiye Mahallesi Aytar Caddesi 2 Beşiktaş 34340 İstanbul.

(b) Ownership

The Companies owned by Doğuş Holding AŞ, called as Doğuş Group, currently holds 30.52% and "GE Araştırma ve Müşavirlik Limited Şti." of the General Electric (GE) Group holds 20.85% of the issued capital.

Significant accounting policies

(a) Statement of compliance

The Bank and its Turkish affiliates maintain their books of accounts and prepare their statutory financial statements in New Turkish Lira (TL) in accordance with the Accounting Practice Regulations as promulgated by the Banking Regulatory and Supervisory Agency (BRSA); the Turkish Commercial Code; and the Turkish Tax Legislation (collectively, Turkish GAAP); the Bank's foreign affiliates maintain their books of accounts and prepare their statutory financial statements in accordance with the generally accepted accounting principles and the related legislation applicable in the countries they operate.

The accompanying consolidated financial statements are based on the statutory records with adjustments and reclassifications for the purpose of fair presentation in accordance with International Financial Reporting Standards ("IFRS"). The accompanying consolidated financial statements are authorized for issue by the directors on 14 May 2009.

(b) Basis of preparation

The accompanying consolidated financial statements are presented in thousands of TL, which is the Bank's functional currency.

The financial statements are prepared on the historical cost basis as adjusted for the effects of inflation that lasted until 31 December 2005, except that the following assets and liabilities are stated at their fair value if reliable measures are available: derivative financial instruments, instruments at fair value through profit or loss, available-for-sale financial assets and tangible assets held for sale. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies set out below have been applied consistently by the Bank and its affiliates to all periods presented in these consolidated financial statements.

Significant accounting policies (continued)

(c) *Use of estimates and judgements*

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Notes 7, 10, 17 and 22.

(d) *Basis of consolidation*

The accompanying consolidated financial statements include the accounts of the parent company, the Bank, its affiliates and associates on the basis set out in sections below. The financial statements of the entities included in the consolidation have been prepared as of the date of the consolidated financial statements.

Affiliates

Affiliates are entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of affiliates are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank and its affiliates have significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank and its affiliates' share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank and its affiliates share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank and its affiliates has incurred obligations in respect of the associate.

Special purpose entities

Special purpose entities are entities that are created to accomplish a narrow and well defined objective such as the securitisation of particular assets, or the execution of a specific borrowing or lending transaction. Special purpose entities are consolidated when the substance of the relationship between the Bank and the special purpose entity indicates that the special purpose entity is controlled by the Bank.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized gains and losses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are

6

Significant accounting policies (continued)

eliminated to the extent of the Bank and its affiliates' interest in the entity. Unrealized gains arising from transactions with associates are eliminated against the investment in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e)   *Foreign currency*

Foreign currency transactions

Transactions are recorded in TL, which represents its functional currency. Transactions in foreign currencies are translated into the functional currency of the Bank at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into TL at the exchange rates ruling at date of the statement of financial position with the resulting exchange differences recognized in the statement of comprehensive income as foreign exchange gain or loss. Gains and losses arising from foreign currency transactions are reflected in the statement of comprehensive income as realized during the period.

Financial statements of foreign operations

The foreign operations of the Bank and its affiliates are not considered an integral part of its operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to TL at foreign exchange rates ruling at the date of the statement of financial position. The revenues and expenses of foreign operations are translated to TL using average exchange rates. Foreign exchange differences arising on translation are recognized directly in a separate component of equity. When a foreign operation is disposed of in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the statement of comprehensive income.

Hedge of net investment in a foreign operation see accounting policy *(i)*.

(f)   *Tangible assets and related depreciation*

Owned assets

The costs of the tangible assets purchased before 31 December 2005 are restated for the effects of inflation in TL units current at 31 December 2005 pursuant to IAS 29. The tangible assets purchased after this date are recorded at their historical costs. Accordingly, tangible assets are carried at costs, less accumulated depreciation and impairment losses (refer to accounting policy *(r)*).

Leased assets

Leases in terms of which the Bank and its affiliates assume substantially all the risks and rewards of ownership are classified as financial leases. Tangible assets acquired by way of financial lease are stated at amounts equal to the lower of their fair values and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy *(r)*). Lease liabilities are reduced through repayments of principal, while the finance charge component of the lease payment is charged directly to statement of comprehensive income.

Significant accounting policies (continued)

Subsequent Expenditure

Expenditures incurred to replace a component of a tangible asset that is accounted for separately, and major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the item of tangible assets. All other expenditures are reflected as expense in the statement of comprehensive income as incurred.

Depreciation

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Assets acquired after this date are depreciated based on the declining balance method, one of the accelerated depreciation methods.

The estimated useful lives are as follows:

Tangible assets	Estimated useful lives (years)	Depreciation rates (%) for the year 2005 and after	Depreciation rates (%) for the years before 2005
Buildings	50	4	2
Furniture, fixture and equipments	4-20	10-50	5-25
Leasehold improvements	5-10	10-20	5

Expenditures for major renewals and improvement of tangible assets are capitalized and depreciated over the remaining useful lives of the related assets.

(g) Goodwill

Goodwill represents the excess of the total acquisition costs over the share of the Bank and its affiliates in the fair value of the net assets of the acquired companies at the dates of acquisitions. When the excess is negative (negative goodwill), it is recognized immediately in the statement of comprehensive income. Goodwill is assessed annually by using external and internal sources such as market value, information on any adverse effect on the acquired companies, market interest rates or other market rates of return on investments, carrying value of net assets, whether there is any indication that goodwill may be impaired. If any such indication exists, the recoverable amount of the goodwill is estimated. If the recoverable amount is less than its carrying amount, the carrying amount is reduced to its recoverable amount, and impairment loss is recognized as an expense in the statement of comprehensive income.

(h) Financial instruments

Classification

Financial instruments at fair value through profit or loss are those that are principally held for the purpose of short-term profit taking. These include investments, certain purchased loans and derivative contracts that are not designated as effective hedging instruments, and liabilities from short-term sales of financial instruments. All trading derivatives in a net receivable position (positive fair value), as well as options purchased, are reported as trading assets. All trading derivatives in a net payable position (negative fair value), as well as options written, are reported as trading liabilities.

8

Significant accounting policies (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank and its affiliates provide money, goods and services directly to a debtor with no intention of trading the receivable. Loans and receivables comprise loans and advances to banks and customers.

Available-for-sale assets are financial assets that are not held for trading purposes, provided by the Bank and its affiliates, or held to maturity. Available-for-sale instruments include certain debt and equity investments.

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity that the Bank and its affiliates have the intent and ability to hold to maturity. These include certain loans and advances to banks and customers and certain debt investments.

Change in accounting policy

In October 2008, the IASB issued Reclassification of Financial Assets (Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures). The amendment to IAS 39 permits an entity to reclassify non-derivative financial assets, other than those designated at fair value through profit or loss upon initial recognition, out of the fair value through profit or loss category if they are no longer held for the purpose of being sold or repurchased in the near term, as follows:

- If the financial asset would have met the definition of loans and receivables, if the financial asset had not been required to be classified as fair value through profit or loss at initial recognition, then it may be reclassified if the entity has the intention and ability to hold the financial asset for the foreseeable future or until maturity.

- If the financial asset would not have met the definition of loans and receivables, then it may be reclassified out of the financial assets at fair value through profit or loss category only in 'rare circumstances'.

The amendments are effective retrospectively from 1 July 2008.

Recognition

Financial assets at fair value through profit or loss and available-for-sale assets are initially recognized on the transaction date at which the Bank and its affiliates become a party to the contractual provisions of the instrument. From this date any gains and losses arising from changes in fair value of the assets are recognized.

Held-to-maturity instruments, loans and receivables, deposits and subordinated liabilities are recognized on the date they are originated.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at amortized cost.

Significant accounting policies (continued)

All non-trading financial liabilities, loans and receivables and held-to-maturity assets are measured at amortized cost less impairment losses. Amortized cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortized based on the effective interest rate of the instrument.

Fair value measurement principles

The fair values of financial instruments are based on their quoted market prices at the date of the statement of financial position without any deduction for transaction costs. If a quoted market price is not available, fair value of an instrument is estimated using the available market information and the appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates made are not necessarily indicative of the amounts that could be realized in current market exchange.

The fair values of derivatives that are not exchange-traded are estimated at the amounts that the Bank and its affiliates would receive or pay to terminate the contracts at the date of the statement of financial position taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from changes in the fair values of financial instruments at fair value are recognized in the statement of comprehensive income. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Specific instruments

Cash and balances with central banks: Cash and balances with central banks comprise cash balances on hand, cash deposited with the central banks and other cash items. Money market placements are classified in loans and advances to banks.

Investments: Investments held for the purpose of short-term profit taking are classified as trading instruments. Debt investments that the Bank and its affiliates have the intent and ability to hold to maturity are classified as held-to-maturity assets.

Loans and advances to banks and customers: Loans and advances provided by the Bank and its affiliates are classified as loans and receivables, and reported net of allowances to reflect the estimated recoverable amounts.

Financial lease receivables: Leases where the entire risks and rewards incident to ownership of an asset are substantially transferred to the lessee, are classified as financial leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognized. The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognized over the term of the lease using the effective interest rate method. Financial lease receivables are included in loans and advances to customers.

Bonds payable: Bonds issued by the Bank and its affiliates are classified as non-trading liabilities.

Significant accounting policies (continued)

Derecognition

A financial asset is derecognised when the control over the contractual rights that comprise that asset, is lost. This occurs when the rights are realized, expire or are surrendered. A financial liability is derecognized when it is extinguished.

Available-for-sale assets and assets held for trading that are sold are derecognized and corresponding receivables from the buyer for the payment are recognized as of the date the Bank and its affiliates commit to sell the assets. The specific identification method is used to determine the gain or loss on derecognition.

Held-to-maturity instruments and loans and receivables are derecognized on the days that they are transferred by the Bank and its affiliates.

(i) *Derivatives held for risk management purposes*

Derivatives held for risk management purposes are measured at fair value in the statement of financial position. The treatment for the changes in their fair value depends on their classification into the following categories:

Cash flow hedge

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the result of statement of comprehensive income, the effective portion of changes in the fair value of the derivative are recognised directly in the shareholders' equity. The amount recognised in the shareholders' equity is removed and included in the statement of comprehensive income in the same period as the hedged cash flows affect the statement of comprehensive income under the same line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the statement of comprehensive income.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognized in the shareholders' equity remains there until the forecast transaction affects the statement of comprehensive income. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in the shareholders' equity is recognized immediately in the statement of comprehensive income.

Net investment hedge

When a derivative or a non-derivative financial liability is designated as a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized directly in the shareholders' equity, in the foreign currency translation reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the statement of comprehensive income. The amount recognized in the shareholders' equity is removed and included in the statement of comprehensive income on disposal of the foreign operation.

Significant accounting policies (continued)

Embedded derivatives

Derivatives may be embedded in another contractual arrangement (a "host contract"). The Bank and its affiliates account for embedded derivatives separately from the host contract when the host contract is not itself carried at fair value through profit or loss, and the characteristics of the embedded derivatives are not clearly and closely related to the host contract. Separated embedded derivatives are accounted for depending on their classification, and are presented in the statement of financial position together with the host contract.

(j)   *Securities borrowing and lending business*

Investments lent under securities lending arrangements continue to be recognized in the statement of financial position and are measured in accordance with the accounting policy for the related assets as appropriate. Cash collateral received in respect of securities lent is recognized as liabilities to either banks or customers. Investments borrowed under securities borrowing agreements are not recognized. Cash collateral placements in respect of securities borrowed are recognized under loans and advances to either banks or customers. Income and expenses arising from the securities borrowing and lending business are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(k)   *Repurchase and resale agreements over investments*

The Bank and its affiliates enter into purchases of investments under agreements to resell (reverse repo) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognized. The amounts paid are recognized in loans to either banks or customers. The receivables are shown as collateralized by the underlying security. Investments sold under repurchase agreements (repo) continue to be recognized in the statement of financial position and are measured in accordance with the accounting policy for the related assets as appropriate. The proceeds from the sale of the investments are reported as "obligations under repurchase agreements", a liability account.

Income and expenses arising from the repurchase and resale agreements over investments are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(l)   *Items held in trust*

Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying consolidated statement of financial position, since such items are not under the ownership of the Bank.

(m)   *Financial guarantees*

Financial guarantees are contracts that require the Bank and its affiliates to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment (when a payment under the guarantee has become probable).

Significant accounting policies (continued)

(n)   *Employee benefits*

(i) Defined benefit plan

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependants will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Bank has a defined benefit plan ("the Plan") for its employees namely Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı ("the Fund"). The Fund is a separate legal entity and a foundation recognized by an official decree, providing pension and post-retirement medical benefits to all qualified Bank employees. This benefit plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	31 March 2009	
	Employer	**Employee**
	%	**%**
Pension contributions	15.5	10.0
Medical benefit contributions	6.0	5.0

This benefit plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") ("pension and medical benefits transferable to SSF") (see Note 20) and b) other excess social rights and payments provided in the existing trust indenture but not transferable to SSF and medical benefits provided by the Bank for its constructive obligation ("excess benefits").

a) Pension and medical benefits transferable to SSF

As discussed in Note 20, the Bank expects to transfer a portion of the obligation of the Fund to SSF. This transfer will be a settlement of that portion of the Fund's obligation. Final legislation establishing the terms for this transfer was enacted on 8 May 2008. Although the settlement will not be recognized until the transfer is made, the Bank believes that it is more appropriate to measure the obligation at 31 December 2008 as the value of the payment that would need to be made to SSF to settle the obligation at the date of the statement of financial position in accordance with the Temporary Article 20 of the Law No.5754: "Law regarding the changes in Social Insurance and General Health Insurance Law and other laws and regulations" ("New Law"). The pension disclosures set out in Note 20, therefore reflect the actuarial assumptions and mortality tables specified in the New Law, including a discount rate of 9.80%.

The pension benefits transferable to SSF are calculated annually by an independent actuary, who is registered with the Undersecretariat of the Treasury.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to statement of comprehensive income.

b) Excess benefits not transferable to SSF

The excess benefits, which are not subject to the transfer, are accounted in accordance with IAS 19, *"Employee Benefits"*. The obligation in respect of the retained portion of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value by using the projected unit credit method, and any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is a floating discount rate between 17.41% - 10.51% as of 31 December 2008.

Significant accounting policies (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to statement of comprehensive income.

(ii) Reserve for employee severance indemnity

Reserve for employee severance indemnity represents the present value of the estimated future probable obligation of the Bank and its affiliates calculated in accordance with the Turkish Labor Law. In accordance with Turkish Labor Law, the Bank and its affiliates are required to make lump-sum payments to each employee whose employment is terminated due to retirement or before the retirement date for reasons other than resignation or misconduct and has completed at least one year of service.

Provision is made for the present value of the liability calculated using the projected unit credit method and all actuarial gains and losses are recognized immediately in the consolidated statement of comprehensive income.

(iii) Short-term employee benefits

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with IAS 19.

(o) Taxes on income

Taxes on income for the year comprise current tax and deferred taxes. Current taxes on income comprises tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and; any adjustment in taxes payable for previous years.

Deferred income tax is provided, using the statement of financial position method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future. Deferred tax liability and asset are recognized when it is probable that the future economic benefits resulting from the reversal of temporary differences will flow to or from the Bank and its affiliates. Deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. Currently, enacted tax rates are used to determine deferred taxes on income.

An individual consolidated affiliate offsets deferred tax asset and deferred tax liability if the deferred tax asset and deferred tax liability relate to income taxes levied by the same taxation authority.

Deferred taxes related to fair value remeasurement of available-for-sale assets and cash flow hedges, are charged or credited directly to equity and subsequently recognized in the statement of comprehensive income together with the deferred gains or losses that are realized.

(p) Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, there is a legally enforceable right to set off the amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Significant accounting policies (continued)

Income and expenses are presented on a net basis only when permitted by the accounting standards, or for gains and losses from a group of similar transactions.

(q) Earnings per share

Earnings per share disclosed in the accompanying consolidated statement of comprehensive income are determined by dividing the net income by the weighted average number of shares outstanding during the period attributable to the shareholders of the Bank. In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, such Bonus Shares issued are regarded as issued shares.

Additionally, considering the fact that the increase in the number of shares issued by way of bonus shares in fact does not require any cash injection by the shareholders; the number of issued shares outstanding before such bonus share issuances is adjusted for the proportionate change in the number of issued shares outstanding as if the event had occurred at the beginning of the earliest period reported.

(r) Impairment

Financial assets are reviewed at each date of the statement of financial position to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Loans and receivables and held-to-maturity instruments

The recoverable amounts of loans and receivables and held-to-maturity instruments, are calculated as the present values of the expected future cash flows discounted at the instrument's original effective interest rate. Short-term balances are not discounted.

Loans and receivables are presented net of specific and portfolio basis allowances for uncollectibility. Specific allowances are made against the carrying amount of loans and receivables that are identified as being impaired based on regular reviews of outstanding balances to reduce these loans and receivable to their recoverable amounts. In assessing the recoverable amounts of the loans and receivables, the estimated future cash flows are discounted to their present value. Portfolio basis allowances are maintained to reduce the carrying amount of portfolios of similar loans and receivables to their estimated recoverable amounts at the date of financial position. The expected cash flows for portfolios of similar assets are estimated based on previous experience and considering the credit rating of the underlying customers and late payments of interest or penalties. Increases in the allowance account are recognized in the statement of comprehensive income. When a loan is known to be uncollectible, all the necessary legal procedures have been completed, and the final loss has been determined, the loan is written off directly. If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write down, the write-down or allowance is reversed through the statement of comprehensive income.

Financial assets remeasured to fair value

The recoverable amount of an equity instrument is its fair value. The recoverable amount of debt instruments and purchased loans remeasured to fair value is calculated as the present value of the expected future cash flows discounted at the current market rate of interest.

Significant accounting policies (continued)

Where an asset remeasured to fair value is impaired, the write-down is recognized in the statement of comprehensive income.

If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the statement of comprehensive income.

(s) *Income and expense recognition*

Interest income and expense

Except for the interest income on overdue loans, interest income and expense is recognized on an accrual basis by taking into account the effective yield of the asset or an applicable floating rate. Interest income on overdue loans that are under legal follow up is recognized on a cash basis. Interest income and expense includes the amortization of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Fee and commission

Fee and commission income and expenses that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Other fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight-line basis over the commitment period.

Other fees and commission expense relates mainly to transaction and service fees, which are expensed as the services are received.

Net trading income

Net trading income includes gains and losses arising from disposals of financial assets at fair value through profit or loss and available-for-sale.

Dividend income

Dividend income is recognized in the statement of comprehensive income when received.

Insurance business

Premium income: For short-term insurance contracts, premiums are recognized as revenue (earned premiums), net of premium ceded to reinsurer firms, proportionally over the period of coverage. The portion of premium received on in-force contracts that relates to unexpired risks at date of the statement of financial position is recognized as the reserve for unearned premiums that are calculated on a daily pro-rata basis. Premiums are shown before deduction of commissions and deferred acquisition cost, and are gross of any taxes and duties levied on premiums. For long-term insurance contracts, premiums are recognized as revenue when the premiums are due from the policyholders. Premiums received for long-term insurance contracts with discretionary participation feature ("DPF"), are not recognized as revenue, insurance premiums for such contracts are recognized directly as liabilities.

Significant accounting policies (continued)

Unearned premium reserve: Unearned premiums are those proportions of the premiums written in a period that relate to the period of risk subsequent to the date of the statement of financial position for all short-term insurance policies. In accordance with the incumbent legislation on the computation of insurance contract liabilities, unearned premium reserve set aside for unexpired risks as at the dates of the statements of financial position, has been computed on daily pro-rata basis. The change in the provision for unearned premium is recognized in the statement of comprehensive income in the order that revenue is recognized over the period of risk.

Claims and provision for "outstanding" claims: Claims are recognized in the period in which they occur, based on reported claims or on the basis of estimates when not reported. The claims provision is the total estimated ultimate cost of settling all claims arising from events, which have occurred up to the end of the accounting period. Full provision is accounted for outstanding claims, including claim settlements reported at the period-end. Incurred but not reported claims ("IBNR") are also provided for under the provision for outstanding claims.

Provision for future policy benefit: Provision for future policy benefits are the difference between the net present values of premiums collected in return of the risk covered by the company and the liabilities to policyholders. Provision for future benefits is the sum of the remainder of collected premiums and accumulated life insurance provision. Provision for future benefits is computed on the basis of actuarial mortality assumptions as approved by the Turkish Treasury Insurance Department, which are applicable for Turkish Insurance Companies.

Liability adequacy test: At each date of the statement of financial position, asset-liability adequacy tests are performed to ensure the adequacy of the contract liabilities, net of related deferred acquisition cost. In performing these tests, current best estimates of future cash flows are used. Any deficiency is immediately charged to the statement of comprehensive income.

Income generated from pension business: Revenue arising from asset management and other related services offered by the insurance affiliate of the Bank are recognized in the accounting period in which the service is rendered. Fees consist primarily of investment management fees arising from services rendered in conjunction with the issue and management of investment contracts where the company actively manages the consideration received from its customers to fund a return that is based on the investment profile that the customer selected on origination of the instrument. These services comprise the activity of trading financial assets in order to reproduce the contractual services. In all cases, these services comprise an indeterminate number of acts over the life of the individual contracts.

(t)   *Non-current assets held for sale*

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Significant accounting policies (continued)

(u)   Segment reporting

A segment is a distinguishable component of the Bank and its affiliates that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(v)   New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the period ended 31 March 2009, and have not been applied in preparing these consolidated financial statements:

- Amended IAS 27 *Consolidated and Separate Financial Statements (2008)* requires accounting for changes in ownership interests Bank loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in income. The amendments to IAS 27, which become mandatory for the Bank's 2010 consolidated financial statements, are not expected to have a significant impact on the consolidated financial statements.

- Amendments to IAS 39 *Financial Instruments: Recognition and Measurement – Eligible Hedged Items* clarifies the application of existing principles that determine whether specific risks or portions of cash flows are eligible for designation in a hedging relationship. The amendments, which will become mandatory for the Bank's 2010 consolidated financial statements, with retrospective application required are not expected to have a significant impact on the consolidated financial statements.

(w)   Early adopted standards and interpretions

- IFRIC 13 *Customer Loyalty Programmes* addresses the accounting by entities that operate or otherwise participate in customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13 becomes mandatory for the Bank's 2009 consolidated financial statements and will be applicable retrospectively. The Bank early adopted this interpretation in the accompanying consolidated financial stataments by using one of the relevant approach that the future cost for the obligation to deliver the award should be recognised as an expense at the time of gaining the awards.

- Revised IAS *Presentation of Financial Statements (2007)* introduces the term "total comprehensive income" which represents the changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statament of comprehensive income (effectively combining both the statement of comprehensive income and all non-owner changes in equity in a single statement), or in an statement of comprehensive income and a separate statement of comprehensive income according to revised IAS 1, which becomes mandatory for the Bank's 2009 financial statements. The Bank early adopted this revision in the accompanying consolidated financial statements by using the single statement of comprehensive income approach.

Index for the notes to the consolidated financial statements:

1 Segment reporting

Segment information is presented in respect of the Bank and its affiliates' geographical and business segments. The primary format, business segments, is based on the Bank and its affiliates. Measurement of segment assets and liabilities and segment results is based on the accounting policies set out in the accounting policy notes.

1.1 Geographical segments

The Bank and its affiliates operate principally in Turkey, but also have operations in Holland, Russia, Turkish Republic of Northern Cyprus, Malta, Luxembourg, Germany and Romania. Total geographic sector risk concentrations, both on and off balance sheet, are presented in the table below:

			31 March 2009		
	Loans	Total Assets	Total Liabilities	Non-Cash Loans	Capital Expenditure
Turkey	52,510,635	88,369,357	71,169,865	12,710,676	61,127
Germany	235,677	3,705,764	2,700,969	92,247	116
England	8,230	1,803,804	3,680,007	345,091	-
USA	31,028	1,374,497	7,278,584	181,874	-
Romania	727,581	1,344,978	858,075	59,453	3,431
Holland	36,109	1,203,865	2,335,777	538,745	310
Russia	442,453	788,878	101,297	120,474	-
France	3,147	561,872	232,327	172,266	-
Others	927,841	5,038,512	5,152,963	1,156,996	-
	54,922,701	104,191,527	93,509,864	15,377,822	64,984

			31 December 2008		
	Loans	Total Assets	Total Liabilities	Non-Cash Loans	Capital Expenditure
Turkey	51,629,704	87,465,358	67,511,825	11,639,580	351,025
Holland	223,744	2,091,340	2,172,863	506,634	2,198
England	24,218	1,910,672	3,626,436	340,765	-
Germany	18,224	1,556,435	2,591,540	100,624	68
Romania	768,131	1,365,104	726,893	68,874	34,084
Russia	497,323	1,161,158	160,828	139,411	391
USA	44,820	876,610	6,863,025	326,507	-
France	11,325	125,182	111,686	190,346	-
Others	652,580	1,636,479	4,519,737	1,254,316	-
	53,870,069	98,188,338	88,284,833	14,567,057	387,766

Total geographic sector risk concentrations on statement of comprehensive income are presented in the table below:

	For the three-month period ended	
	31 March 2009	31 March 2008
Turkey	575,241	451,923
Malta	132,390	983
Holland	12,467	6,575
Luxembourg	11,306	19,500
Others	7,914	9,961
	739,318	488,942

1 Segment reporting (continued)

1.2 Business segments

The main business segments are banking, leasing, insurance, factoring, other financial and non-financial sectors. Banking segment information is detailed further to retail banking and commercial, corporate and small and medium size enterprises (SME) banking as these are the major banking activities. Other operations heading under the banking segment include mainly treasury and investment banking activities as well as unallocated income and expense items. The analysis is as follows:

31 March 2009	Retail Banking	Commercial, Corporate & SME Banking	Other Operations	Eliminations	Total Banking	Leasing	Insurance	Factoring	Other Financial	Other Non-Financial	Combined	Eliminations	Total
Operating income	616,676	601,026	830,892	-	2,048,594	30,065	47,743	9,822	7,639	6,865	2,150,728	379	2,151,107
Operating expenses	(268,874)	(208,821)	(690,395)	-	(1,168,090)	(16,614)	(22,670)	(6,778)	(7,969)	(6,859)	(1,228,980)	10,197	(1,218,783)
Income from operations	347,802	392,205	140,497	-	880,504	13,451	25,073	3,044	(330)	6	921,748	10,576	932,324
Taxation credit/(charge)	-	-	(184,573)	-	(184,573)	(3,439)	(4,249)	(723)	(28)	6	(193,006)	-	(193,006)
Net income for the period	347,802	392,205	(44,076)	-	695,931	10,012	20,824	2,321	(358)	12	728,742	10,576	739,318
Segment assets	16,276,325	37,921,633	45,409,035	(660,898)	98,946,095	2,211,996	1,329,410	711,317	43,590	13,851	103,256,259	(637,667)	102,618,592
Investments in equity participations	-	-	312,291	-	312,291	-	275	9,635	6,396	1,158	329,755	(263,748)	66,007
Unallocated assets	-	-	1,351,718	-	1,351,718	102,454	11,945	2,783	5,026	1,147	1,475,073	31,855	1,506,928
Total assets	16,276,325	37,921,633	47,073,044	(660,898)	100,610,104	2,314,450	1,341,630	723,735	55,012	16,156	105,061,087	(869,560)	104,191,527
Segment liabilities	33,451,237	26,518,056	30,927,042	(660,898)	90,235,437	2,024,306	1,163,883	674,623	5,072	6,258	94,109,579	(599,715)	93,509,864
Shareholders' equity and minority interest	-	-	10,374,667	-	10,374,667	290,144	177,747	49,112	49,940	9,898	10,951,508	(269,845)	10,681,663
Total liabilities, shareholders' equity and minority interest	33,451,237	26,518,056	41,301,709	(660,898)	100,610,104	2,314,450	1,341,630	723,735	55,012	16,156	105,061,087	(869,560)	104,191,527

21

1 Segment reporting (continued)

	Retail Banking	Commercial Corporate & SME Banking	Other Operations	Eliminations	Total Banking	Leasing	Insurance	Factoring	Other Financial	Other Non-Financial	Combined	Eliminations	Total
31 March 2008													
Operating income	499,662	431,954	366,673	-	1,298,289	26,418	42,082	6,243	8,479	7,101	1,388,612	(10,888)	1,377,724
Operating expenses	(208,555)	(135,049)	(366,412)	-	(710,016)	(10,420)	(23,673)	(4,198)	(7,900)	(5,573)	(761,780)	2,044	(759,736)
Income from operations	291,107	296,905	261	-	588,273	15,998	18,409	2,045	579	1,528	626,832	(8,844)	617,988
Taxation credit/(charge)	-	-	(124,774)	-	(124,774)	7	(3,351)	(491)	(70)	(367)	(129,046)	-	(129,046)
Net income for the period	291,107	296,905	(124,513)	-	463,499	16,005	15,058	1,554	509	1,161	497,786	(8,844)	488,942
31 December 2008													
Segment assets	16,457,561	36,550,189	40,874,460	(678,652)	93,203,558	2,200,551	1,193,403	742,676	45,231	14,171	97,399,590	(673,231)	96,726,359
Investments in equity participations	-	-	303,103	-	303,103	10,000	275	9,635	5,893	1,158	330,064	(259,627)	70,437
Unallocated assets	-	-	1,323,625	-	1,323,625	18,290	11,187	2,068	4,669	1,083	1,360,922	30,620	1,391,542
Total assets	16,457,561	36,550,189	42,501,188	(678,652)	94,830,286	2,228,841	1,204,865	754,379	55,793	16,412	99,090,576	(902,238)	98,188,338
Segment liabilities	31,339,548	24,809,320	29,731,912	(678,652)	85,202,128	1,943,201	1,047,990	707,589	6,431	6,526	88,913,865	(629,032)	88,284,833
Shareholders' equity and minority interest	-	-	9,628,158	-	9,628,158	285,640	156,875	46,790	49,362	9,886	10,176,711	(273,206)	9,903,505
Total liabilities, shareholders' equity and minority interest	31,339,548	24,809,320	39,360,070	(678,652)	94,830,286	2,228,841	1,204,865	754,379	55,793	16,412	99,090,576	(902,238)	98,188,338

2 Cash and cash equivalents

Cash and cash equivalents include cash balances on hand, due from banks with original maturity periods of less than three months and other cash items. Cash and cash equivalents as at 31 March 2009 and 2008, included in the accompanying consolidated statements of cash flows are as follows:

	31 March 2009	31 March 2008
Cash at branches	474,911	383,726
Loans and advances to banks with original maturity periods of less than three months	8,054,447	5,346,302
	8,529,358	5,730,028

3 Related party disclosures

For the purpose of this report, the shareholders jointly controlling the Bank namely Doğuş Holding AŞ and GE and all their subsidiaries, and their ultimate owners, directors and executive officers are referred to as related parties. During the course of the business, the Bank has made placements with and granted loans to related parties and also received deposits from them at various terms. The Bank had the following balances outstanding from and transactions with related parties:

3.1 Outstanding balances

	31 March 2009	31 December 2008
Statement of Financial Position		
Loans and advances to customers	296,403	289,145
Loans granted in TL	*104,825*	*79,385*
Loans granted in foreign currencies:	*US$ 48,625,617*	*US$ 54,605,072*
	EUR 48,007,134	*EUR 59,911,300*
	RON 10,763,288	*-*
Miscellaneous receivables	6,745	7,868
Deposits received	433,961	500,934
Commitments and contingencies		
Non-cash loans	204,324	188,864

3.2 Transactions

	For the three-month period ended	
	31 March 2009	31 March 2008
Interest income	7,671	2,542
Interest expense	7,323	9,277

In the first quarter of 2009, interest rates applied to foreign currency receivables from and payables to related parties vary within the ranges of 0.5%-7.9% and 0.7%-5.9% (31 December 2008: 3.1%-6.6% and 1.5%-6.5%), respectively. The interest rates applied to TL receivables from and payables to related parties vary within the ranges of 12.5%-24.00% and 10.5%-17.1%, respectively (31 December 2008: 18.6%-27.0% and 15.0%-23.0%). Various commission rates are applied to transactions involving guarantees and commitments.

3 Related party disclosures (continued)

No impairment losses have been recorded against balances outstanding during the period with related parties and no specific allowance has been made for impairment losses on balances with the related parties as at 31 March 2009.

The Bank sold a real estate, a building in Maslak to Doğuş Holding AŞ on 11 March 2008 at a sale price of US$ 35 millions. Before the year end, the total amount has been fully collected and a gain of TL 267 thousands on this sale is recorded as of 31 December 2008.

At 6 March 2009, the Bank purchased a real estate from Eureko Sigorta AŞ at a price of TL 12,434 thousands and fully paid.

Key management personnel compensation for the three-month period ended 31 March 2009 amounted TL 46,329 thousands (31 March 2008: TL 48,364 thousands) on a consolidated basis. Within this total, individual key management expenses of the Bank amounted TL 39,338 thousands (31 March 2008: TL 39,011 thousands) and of its financial affiliates amounted TL 6,991 thousands (31 March 2008: TL 9,353 thousands).

4 Cash and balances with central banks

	31 March 2009	31 December 2008
Cash at branches	474,911	672,358
Balances with central banks excluding reserve deposits	2,684,055	3,300,175
	3,158,966	3,972,533

5 Financial assets at fair value through profit or loss

	31 March 2009				31 December 2008
	Face value	Carrying value	Interest rate range %	Latest maturity	Carrying value
Debt and other instruments held at fair value:					
Government bonds in TL	171,962	160,409	12-22	2014	123,221
Discounted government bonds in TL	160,999	140,537	12-14	2010	3,633
Gold	-	63,411	-	-	24,967
Investment fund	-	28,890	-	-	22,123
Others		37,248			34,589
		430,495			208,533
Equity and other non-fixed income instruments:					
Forfeiting receivables		259,584			355,590
Listed shares		14			14
		259,598			355,604
Total financial assets at fair value through profit or loss		690,093			564,137

Income from debt and other instruments held at fair value is reflected in the consolidated statement of comprehensive income as interest on securities. Gains and losses arising on derivative financial instruments and changes in fair value of other trading instruments are reflected in net trading income. Whereas, gains and losses arising from changes in the fair value of cash flow hedges are reflected as a separate component of equity.

5 Financial assets at fair value through profit or loss (continued)

Income/(loss) from trading of financial assets is detailed in the table below:

	31 March 2009	31 March 2008
Fixed/floating securities	83,228	28,924
Foreign exchange transactions	62	(1,761)
Derivate transactions	377,359	48,838
Trading income/(loss), net	460,649	76,001

As at 31 March 2009, financial assets at fair value through profit or loss amounting to TL 94 thousands are blocked against asset management operation and insurance business related transactions (31 December 2008: TL 93 thousands).

A consolidated financial affiliate of the Bank, reclassified some of its investment securities, previously reported as financial assets held for trading amounting EUR 65,782,732 with a total face value of US$ 93,155,000 to financial assets available-for-sale as of 1 July 2008 as per the Amendments to IAS 39 Financial Instruments: Recognition and Measurement as issued by the International Accounting Standards Board in October 2008.

6 Loans and advances to banks

	31 March 2009			31 December 2008		
	TL	Foreign Currency	Total	TL	Foreign Currency	Total
Loans and advances-demand						
Domestic banks	828	11,214	12,042	436	2,428	2,864
Foreign banks	213,291	696,517	909,808	369,998	605,628	975,626
	214,119	707,731	921,850	370,434	608,056	978,490
Loans and advances-time						
Domestic banks	430,798	1,260,996	1,691,794	366,047	1,567,270	1,933,317
Foreign banks	1,621,109	7,269,234	8,890,343	975,661	4,009,012	4,984,673
	2,051,907	8,530,230	10,582,137	1,341,708	5,576,282	6,917,990
Placements at money markets	-	-	-	40,552	-	40,552
Accrued interest on loans and advances to banks	40,112	20,188	60,300	35,690	31,519	67,209
Total loans and advances to banks	2,306,138	9,258,149	11,564,287	1,788,384	6,215,857	8,004,241
Less: allowance for uncollectibility	-	-	-	-	-	-
Net loans and advances to banks	2,306,138	9,258,149	11,564,287	1,788,384	6,215,857	8,004,241

As at 31 March 2009, majority of loans and advances-time are short-term with interest rates ranging between 1%-10% per annum for foreign currency time placements and 11%-23% per annum for TL time placements (31 December 2008: 1%-11% and 15%-23%, respectively).

As at 31 March 2009, loans and advances at domestic and foreign banks include blocked accounts of TL 3,435,547 thousands (31 December 2008: TL 1,939,349 thousands) held against securitizations, fundings, legal legislations for the branches operating in foreign countries and insurance business.

7 Loans and advances to customers

Outstanding loans and advances to customers are divided between economic sectors and loan types as follows:

	31 March 2009	31 December 2008
Consumer loans	16,061,770	16,232,977
Credit cards	*6,569,532*	*6,717,695*
Mortgage loan	*5,184,700*	*5,024,875*
General purpose loans	*2,810,732*	*2,907,668*
Auto loans	*742,100*	*839,399*
Other consumer loans	*754,706*	*743,340*
Service sector	4,753,606	4,581,154
Energy	3,823,568	3,593,525
Transportation and logistics	3,041,659	2,831,671
Construction	2,797,560	2,745,348
Transportation vehicles and sub-industry	2,450,489	2,331,475
Textile	2,183,976	2,067,422
Food	1,877,997	1,881,166
Financial institutions	1,788,997	2,019,792
Metal and metal products	1,762,368	1,742,065
Tourism	1,647,563	1,418,581
Data processing	1,269,963	1,199,499
Chemistry and chemical product	861,464	785,910
Durable consumption	856,343	958,250
Stone, rock and related products	678,151	645,265
Agriculture and stockbreeding	652,166	712,537
Machinery and equipments	647,911	632,454
Electronic, optical and medical equipment	590,682	545,395
Mining	394,638	397,882
Plastic products	341,459	326,161
Paper and paper products	286,658	288,016
Others	2,165,568	1,950,975
Total performing loans	50,934,556	49,887,520
Financial lease receivables, net of unearned income (Note 8)	1,960,456	1,997,066
Factoring receivables	579,078	651,799
Accrued interest income on loans and lease receivables	1,327,371	1,146,004
Non-performing loans, factoring and lease receivables	1,688,404	1,368,312
Allowance for possible losses from loans, factoring and lease receivables	(1,567,164)	(1,180,632)
Loans and advances to customers	54,922,701	53,870,069

As at 31 March 2009, interest rates on loans granted to customers range between 1%-25% (31 December 2008: 2%-30%) per annum for the foreign currency loans and 11%-32% (31 December 2008: 14%-35%) per annum for the TL loans.

7   Loans and advances to customers (continued)

The provision for possible losses is comprised of amounts for specifically identified as being impaired and non-performing loans and advances and a further portfolio-basis amount considered adequate to cover the residual inherent risk of loss present in the lending relationships presently performing in accordance with agreements made with borrowers. The amount of the portfolio basis allowance is TL 253,920 thousands (31 December 2008: TL 196,351 thousands).

Movements in the allowance for possible losses on loans, factoring and lease receivables including the portfolio basis allowances, are as follows:

	31 March 2009	31 December 2008
Balance at the beginning of the period	1,180,632	785,855
Write-offs	(45,726)	(131,900)
Recoveries and reversals	(108,780)	(36,873)
Provision for the period	541,038	563,550
Balance at the end of the period	1,567,164	1,180,632

Movements in the portfolio basis allowance are as follows:

	31 March 2009	31 December 2008
Balance at the beginning of the period	196,351	153,805
Net change in provision for the period	57,569	42,546
Balance at the end of the period	253,920	196,351

8   Financial lease receivables

The financial leases typically run for a period of one to five years, with transfer of ownership of the leased asset at the end of the lease term. Interest is charged over the period of the lease.

The receivables are secured by way of the underlying assets. Loans and advances to customers include the following financial lease receivables:

	31 March 2009	31 December 2008
Financial lease receivables, net of unearned income (Note 7)	1,960,456	1,997,066
Add: non-performing lease receivables	140,395	101,577
Less: allowance for possible losses on lease receivable	(19,486)	(15,117)
	2,081,365	2,083,526
Accrued interest on lease receivables	20,702	20,471

Analysis of net financial lease receivables		
Due within 1 year	1,041,570	1,077,648
Due between 1 and 5 years	1,299,339	1,270,738
Due after 5 years	61,789	60,329
Financial lease receivables, gross	2,402,698	2,408,715
Unearned income	(321,333)	(325,189)
Financial lease receivables, net	2,081,365	2,083,526

Analysis of net financial lease receivables, net		
Due within 1 year	877,026	907,223
Due between 1 and 5 years	1,148,104	1,121,576
Due after 5 years	56,235	54,727
Financial lease receivables, net	2,081,365	2,083,526

9   Other assets

	31 March 2009	31 December 2008
Reserve deposits at central banks	2,713,293	1,773,311
Insurance premium receivables	1,044,846	935,860
Accrued exchange gain on derivatives	648,954	812,397
Prepaid expenses, insurance claims and similar items	292,153	286,832
Miscellaneous receivables	162,102	95,801
Advances for tangible assets	93,289	81,008
Tangible assets held for sale	86,405	81,346
Prepaid taxes and taxes and funds to be refunded	58,930	52,106
Others	99,250	84,589
	5,199,222	4,203,250

Reserve deposits at central banks

At 31 March 2009, reserve deposits at the Central Bank of Turkey are kept as minimum reserve requirement. These funds are not available for the daily business of the Bank and its affiliates. As required by the Turkish Banking Law, these reserve deposits are calculated on the basis of TL and foreign currency liabilities taken at the rates determined by the Central Bank of Turkey. In accordance with the current legislation, the reserve deposit rates for TL and foreign currency liabilities are 6% and 9% (31 December 2008: 6% and 9%), respectively. Interest rates applied for reserve requirements are 8.4% (31 December 2008: 12%) for TL deposits. The foreign currency reserves do not earn any interests.

The reserve deposits at the Central Bank of the Netherlands, as required by the Dutch Banking Law, are calculated as 2% on all customer deposits with an original maturity less than 2 years and 2% on bank deposits of non-EU banks with an original maturity less than 2 years. The banks operating in Romania are obliged to keep minimum reserve requirements in accounts held with Romanian Central Bank (NBR). The reserve requirements are to be held in RON for RON liabilities and in Euro or US$ for foreign currency liabilities. Presently, in line with stipulations of related legislation in force, the rates for reserve requirements are 18% for RON denominated liabilities with a remaining maturity less than 2 years and 40% for foreign currency denominated liabilities with an remaining maturity less than 2 years excluding Romanian banks' fundings (previously, 20% for RON and 40% for foreign currency). The interest rates paid by the NBR to banks for reserve requirements are subject of permanent update, presently there are 5.9% for RON reserves, 2.65% for Euro reserves and 1.10% for US$ reserves.

The reserve deposits at the Central Bank of Russia are not available for the daily business, as required by the Russian Banking Law, these reserve deposits are calculated on the basis of RUR and foreign currency liabilities taken at the rates determined by the Central Bank of Russia. In accordance with the current legislation, the reserve deposit rates for RUR and foreign currency liabilities banks-nonresident (RUR and foreign currency liabilities), individuals (RUR) and other liabilities are 0.5% (2008: banks-nonresident (RUR and foreign currency liabilities) 5.5%, individuals (RUR) 4.5%, other liabilities (RUR and foreign currency liabilities) 5%).

Tangible assets held for sale

TL 79,517 thousands (31 December 2008: TL 74,366 thousands) of the tangible assets held for sale is comprised of foreclosed real estate acquired by the Bank against its impaired receivables. Such assets are required to be disposed of within three years following their acquisitions per the Turkish Banking Law. This three year period can be extended by a legal permission from the regulators. In case of real

9 Other assets (continued)

estates held for sale, this requirement is valid only if the legal limit on the size of the real estate portfolio that a bank can maintain is exceeded. Currently, as the Bank is within this legal limit, it is not subject to the above requirement.

Impairment losses provided on real estates held for sale were determined based on the appraisals of independent appraisal firms. As of 31 March 2009, real estates held for sale amounting TL 80,347 thousands (31 December 2008: TL 78,214 thousands) have been impaired by TL 3,342 thousands (31 December 2008: TL 4,739 thousands).

As of 31 March 2009, the rights of repurchase on various tangible assets held for sale amounted to TL 13,641 thousands (31 December 2008: TL 13,714 thousands).

10 Investment securities

	31 March 2009				31 December 2008
	Face value	Carrying value	Interest rate range %	Latest maturity	Carrying value
Debt and other instruments available-for-sale:					
Government bonds at floating rates	7,409,208	7,943,883	15-23	2014	7,269,810
Discounted government bonds in TL	4,315,188	3,950,859	12-14	2010	4,683,672
Government bonds in TL	3,146,964	3,224,437	14-17	2013	2,602,072
Bonds issued by corporations *(a)*	2,193,237	2,128,904	1-20	2017	2,022,743
Eurobonds	762,595	804,240	5-12	2036	683,634
Bonds issued by financial institutions	604,833	533,287	3-21	2014	422,811
Government bonds in foreign currency	434,518	437,046	2-6	2010	409,824
Government bonds indexed to consumer price index	207,381	234,881	10-12	2013	147,118
Others		128,848			86,063
Total securities available-for-sale		19,386,385			18,327,747
Debt and other instruments held-to-maturity:					
Government bonds in TL	3,250,909	3,056,155	14-17	2012	3,065,219
Government bonds at floating rates	2,597,384	2,691,867	18-21 *(b)*	2011	2,732,620
Eurobonds	1,753,168	1,791,330	7-12	2036	1,646,169
Others		43,285			39,760
		7,582,637			7,483,768
Accrued interest on held-to-maturity portfolio		114,301			300,614
Total securities held-to-maturity		7,696,938			7,784,382
Total investment securities		27,083,323			26,112,129

(a) *Bonds issued by corporations include credit linked notes with a total face value of US$ 890,888,889 and EUR 1,175,000 (31 December 2008: US$ 895,500,000 and EUR 1,175,000) and a total carrying value of TL 1,487,073 (31 December 2008: TL 1,389,392 thousands).*

(b) *The interest rates applied on these securities are floating quarterly based on interest rates of government bond bids of the government.*

10 Investment securities (continued)

In 2008, the Bank reclassified certain investment securities, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of TL 2,831,667 thousands and US$ 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities. Such securities are included in the securities held-to-maturity portfolio at their fair values of TL 2,685,106 thousands and US$ 852,772,307 as of their reclassification date. The negative valuation differences amounting TL 99,085 thousands and US$ 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the statement of comprehensive income throughout their maturities. As of the date of the statement of financial position, the negative valuation differences under the shareholders' equity are TL 87,734 thousands and US$ 6,766,198.

Interest income from debt and other fixed or floating instruments is reflected in interest on securities. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to TL 9,744,666 thousands (31 December 2008: TL 11,641,331 thousands).

The following table summarizes securities that were deposited as collaterals with respect to various banking, insurance and asset management transactions:

	31 March 2009		31 December 2008	
	Face Value	Carrying value	Face Value	Carrying value
Collateralized to foreign banks	7,087,764	7,302,842	7,108,446	7,242,244
Deposited at Istanbul Stock Exchange	3,844,351	3,835,453	5,745,673	5,907,317
Deposited at central banks for repurchase transactions	1,387,506	1,428,728	1,541,280	1,606,177
Deposited at CBT for interbank transactions	630,259	640,751	598,920	629,992
Deposited at CBT for foreign currency money market transactions	582,070	579,655	581,980	584,095
Deposited at Clearing Bank (Takasbank)	53,500	54,415	10,000	10,087
Others		67,837		138,831
		13,909,681		16,118,743

11 Investments in equity participations

	31 March 2009		31 December 2008	
	Carrying Value	Ownership %	Carrying Value	Ownership %
Eureko Sigorta AŞ	45,208	20.00	40,342	20.00
IMKB Takasbank AŞ	11,962	5.83	11,962	5.83
Garanti Filo Yönetim Hizmetleri AŞ	-	-	10,000	100.00
Others	8,837		8,133	
	66,007		70,437	

11 Investments in equity participations (continued)

Others include "Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ" which was established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies. Its legal registration process was completed on 3 October 2007. The Bank owns 99.99% of the company shares. The share capital of the company amounting TL 750 is fully paid. This company is not consolidated in the accompanying consolidated financial statements as currently it does not have material operations compared to the consolidated performance of the Bank and its affiliates, instead it is recorded under investments in equity participations in "others" above and valued at cost.

80% shares of a previously consolidated affiliate, Garanti Sigorta AŞ, owned by the Bank are sold to Eureko BV on 21 June 2007. After the sale, the remaining 20% is reclassified as investments in equity participations and accounted under the equity method of accounting. Subsequent to this sale, at 1 October 2007 the legal name of the company has been changed as Eureko Sigorta AŞ.

Garanti Filo Yönetimi Hizmetleri AŞ was established on 10 January 2007 as an operational leasing company, and fully owned and controlled by the leasing affiliate of the Bank. The company's main objective is to rent cars to corporates, institutional and small and medium size enterprises. The total paid-in share capital is TL 10,000 thousands as of the issue date of the financial statements. This company is consolidated in the accompanying financial statements as of 31 March 2009. As of 31 December 2008 it was recorded under investments in equity participations and valued at cost due to its low level of operations in 2008.

İMKB Takasbank AŞ and other equity participations do not have a quoted market price in an active market and other methods of reasonably estimating their values would be inappropriate and impracticable, accordingly they are stated at cost, restated for the effects of inflation in TL units current at 31 December 2005.

There is not any additional impairment losses for the investments in equity participations as of 31 March 2009 and 31 December 2008. The cumulative provisions for such impairment losses amounted to TL 3,489 thousands as of 31 March 2009 (31 December 2008: TL 3,582 thousands).

12 Tangible assets

Movement in tangible assets from 1 January to 31 March 2009 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*31 March*
Costs					
Land and buildings	1,086,460	28,091	2,472	(13,032)	1,103,991
Furniture, fixture and equipments	1,037,027	114,794	1,160	(6,749)	1,146,232
Leasehold improvements	297,495	11,487	1,087	(1,734)	308,335
	2,420,982	154,372	4,719	(21,515)	2,558,558
Less: Accumulated depreciation					
Buildings	228,852	5,863	-	(885)	233,830
Furniture, fixture and equipments	725,990	41,477	406	(6,531)	761,342
Leasehold improvements	122,493	12,516	271	(997)	134,283
	1,077,335	59,856	677	(8,413)	1,129,455
Construction in progress	1,919	893	46	(1,197)	1,661
	1,345,566				1,430,764
Impairment in value of tangible assets	(106,939)				(104,925)
	1,238,627				1,325,839

12 Tangible assets (continued)

Movement in tangible assets from 1 January to 31 December 2008 is as follows:

	1 January	Additions	Adjustment for Currency Translation	Disposals	31 December
Costs					
Land and buildings	1,096,919	55,561	14,766	(80,786)	1,086,460
Furniture, fixture and equipments	1,086,273	219,709	5,357	(274,312)	1,037,027
Leasehold improvements	198,274	102,412	2,831	(6,022)	297,495
	2,381,466	377,682	22,954	(361,120)	2,420,982
Less: Accumulated depreciation					
Buildings	229,497	22,971	1,556	(25,172)	228,852
Furniture, fixture and equipments	809,741	130,234	2,015	(216,000)	725,990
Leasehold improvements	87,894	38,117	595	(4,113)	122,493
	1,127,132	191,322	4,166	(245,285)	1,077,335
Construction in progress	17,794	10,084	1,402	(27,361)	1,919
	1,272,128				1,345,566
Impairment in value of tangible assets	(109,227)				(106,939)
	1,162,901				1,238,627

A portion of the additions amounting TL 81,330 thousands in the first quarter of 2009 represented the tangible assets of a newly consolidated affiliate.

Depreciation expense for the three-month period ended 31 March 2009 amounts to TL 48,509 thousands (31 March 2008: TL 42,828 thousands).

Assessment of the independent appraiser firms have been taken into consideration in the determination of the impairment losses provided for land and buildings. As of 31 March 2009, land and buildings at a total net book value before impairment of TL 393,468 thousands (31 December 2008: TL 394,800 thousands) have been impaired by TL 104,925 thousands (31 December 2008: TL 106,939 thousands).

13 Goodwill

As of 31 March 2009, goodwill arises from the direct acquisitions of 100.00% ownership in Garanti Yatırım Menkul Kıymetler AŞ, 98.94% ownership in Garanti Finansal Kiralama AŞ, 84.91% ownership in Garanti Emeklilik ve Hayat AŞ, 81.84% ownership in Garanti Faktoring Hizmetleri AŞ and 20.00% ownership in Eureko Sigorta AŞ consisting of the excesses of the total acquisition costs over net assets of these consolidated entities at the dates of their acquisition as follows:

	31 March 2009	31 December 2008
Garanti Yatırım Menkul Kıymetler AŞ	20,984	20,984
Garanti Faktoring Hizmetleri AŞ	6,697	6,697
Garanti Finansal Kiralama AŞ	5,233	5,233
Eureko Sigorta AŞ	222	222
Garanti Emeklilik ve Hayat AŞ	34	34
	33,170	33,170
Impairment of goodwill	-	-
	33,170	33,170

Impairment losses when necessary are provided for decrease in the net asset value of the consolidated entities by assessing their internal and external resources.

14 Deposits from banks

Deposits from banks comprise the following:

	31 March 2009	31 December 2008
Payable on demand	733,052	942,099
Term deposits	968,593	1,168,062
	1,701,645	2,110,161
Accrued interest on deposits from banks	10,636	9,118
	1,712,281	2,119,279

Deposits from banks include both TL accounts amounting TL 633,875 thousands (31 December 2008: TL 548,049 thousands) and foreign currency accounts amounting TL 1,067,770 thousands (31 December 2008: TL 1,562,112 thousands) in total. As at 31 March 2009, interest rates applicable to TL bank deposits and foreign currency bank deposits vary within ranges of 10%-20% and 1%-11% (31 December 2008: 13%-22% and 1%-8%), respectively.

15 Deposits from customers

Deposits from customers comprise the following:

	31 March 2009			31 December 2008
	Demand	Time	Total	Total
Foreign currency	6,384,559	23,471,654	29,856,213	27,023,909
Saving	1,491,154	17,394,695	18,885,849	18,225,454
Commercial	1,773,706	9,178,311	10,952,017	8,588,692
Public and other	870,230	1,030,513	1,900,743	1,626,000
	10,519,649	51,075,173	61,594,822	55,464,055
Accrued interest expense on deposits from customers	13,860	320,519	334,379	373,753
	10,533,509	51,395,692	61,929,201	55,837,808

As at 31 March 2009, interest rates applicable to TL deposits and foreign currency deposits vary within ranges of 11%-26% and 1%-11% (31 December 2008: 13%-24% and 1%-11%), respectively.

16 Obligations under repurchase agreements

The Bank and its affiliates raise funds by selling financial instruments under agreements to repay the funds by repurchasing the instruments at future dates at the same price plus interest at a predetermined rate. Repurchase agreements are commonly used as a tool for short-term financing of interest-bearing assets, depending on the prevailing interest rates.

Assets sold under repurchase agreements comprise the following:

	Carrying value	Fair value of underlying assets	Carrying amount of corresponding liabilities	Range of repurchase dates	Repurchase price
31 March 2009					
Investment securities	9,744,666	9,881,287	9,432,642	Apr'09-Feb'11	9,546,486
31 December 2008					
Investment securities	11,641,331	11,740,609	11,153,180	Jan'09-Feb'11	11,285,506

16 Obligations under repurchase agreements (continued)

Accrued interest on obligations under repurchase agreements amounting to TL 48,112 thousands (31 December 2008: TL 61,473 thousands) is included in the carrying amount of corresponding liabilities.

In general the carrying values of such assets are more than the corresponding liabilities due to the margins set between the parties, since such funding is raised against assets collateralized.

The proceeds from the sale of securities under repurchase agreements are treated as liabilities and recorded as obligations under repurchase agreements. As at 31 March 2009, the maturities of the obligations varied from one day to twenty three months and interest rates varied between 4%-12% (31 December 2008: 3%-17%).

17 Loans and advances from banks

Loans and advances from banks comprise the following:

	31 March 2009	31 December 2008
Short-term borrowings		
Domestic banks	887,729	948,325
Foreign banks	2,988,585	2,780,061
	3,876,314	3,728,386
Long-term debts		
Short-term portion	2,754,891	2,884,807
Medium and long-term portion	7,429,329	6,541,686
	10,184,220	9,426,493
Accrued interest on loans and advances from banks	129,100	288,704
	14,189,634	13,443,583

As at 31 March 2009, loans and advances from banks included various promissory notes amounting to TL 835,604 thousands in total with latest maturity by 2009 (31 December 2008: TL 953,176 thousands with latest maturity by 2009).

As at 31 March 2009, short-term borrowings included one-year syndicated facility to finance pre-export contracts of the Bank's corporate customers with a total amount of EUR 600 millions (equivalent of TL 1,318,860 thousands) with a rate of Euribor+0.675% per annum as signed with 31 foreign banks, and a one-year syndicated loan facility to finance export contracts in two tranches of US$ 215 millions and EUR 282 millions (equivalent of TL 975,689 thousands) with the rates of Libor+2% and Euribor+2% per annum, respectively from 20 foreign banks.

17 Loans and advances from banks (continued)

Long-term debts comprise the following:

	Interest rate%	Latest Maturity	Amount in original currency	Short term portion	Medium and long term portion	Medium and long term debts
			31 March 2009			**31 December 2008**
Deutsche Bank AG	11.3-12.9	2017	TL 701 mio	-	701,210	701,210
DPR Securitisation-IV	1.6-2.4	2013	US$ 542 mio	211,410	685,663	678,194
DPR Securitisation-V	1.6-2.4	2013	US$ 476 mio	179,021	609,476	600,808
DPR Securitisation-VII	2.4	2016	US$ 394 mio	39,704	612,254	571,420
DPR Securitisation-VIII	1.6	2017	US$ 350 mio	-	578,871	531,609
DPR Securitisation-VI	2.9	2011	EUR 230 mio	208,617	296,892	407,259
DPR Securitisation-IX	5.9	2018	EUR 200 mio	-	439,620	423,160
DPR Securitisation-III	1.6	2013	US$ 233 mio	90,836	295,259	291,989
DPR Securitisation-VI	1.6	2016	US$ 225 mio	5,716	366,121	341,450
DPR Securitisation-VI	2.2	2013	US$ 210 mio	-	346,962	318,583
DPR Securitisation-VIII	1.6	2017	US$ 100 mio	-	165,392	151,888
DPR Securitisation-VIII	1.6	2017	US$ 100 mio	-	165,392	151,888
DPR Securitisation-VII	2.3	2014	US$ 96 mio	27,505	130,667	126,302
DPR Securitisation-VIII	2.3	2015	US$ 50 mio	10,337	72,359	72,784
Others				1,981,745	1,963,191	1,173,142
				2,754,891	7,429,329	6,541,686

On 22 August 2008, the Bank completed a securitization (the "DPR Securitization-IX") transaction by issuance of certificates; a tranche of EUR 200 millions with 10 years maturity from European Investment Bank.

On 28 June 2007, the Bank completed a securitization (the "DPR Securitization-VIII") transaction by issuance of certificates; three tranches of US$ 550 millions with 10 years maturity wrapped by Ambac Assurance Corp., Financial Guaranty Insurance Corp. and XL Capital Assurance and a tranche of US$ 50 millions with 8 years maturity and no financial guarantee.

On 24 January 2007, the Bank borrowed TL 435 millions from Deutsche Bank AG, London with a maturity of 10 years at 12.93% annual fixed interest rate through a secured financing transaction. Accordingly, the Bank pledged US$ 300 millions of cash collateral to Deutsche Bank AG, London. Subsequently, the Bank has entered into two more secured financing transactions with the same counterparty under the same collateral conditions and borrowed in total TL 266 millions in two separate transactions on 28 June and 3 July 2007 with maturity of 10 years for each and pledged US$ 100 millions of cash collateral for each. The funding costs are 11.30% and 11.35%, respectively. The cash collaterals earn annually US$ libor floating interest rate.

In December 2006, the Bank completed a securitization (the "DPR Securitization-VII") transaction by issuance of certificates: US$ 400 millions tranche with a maturity of 10 years and US$ 100 millions tranche with a maturity of 8 years. Both of the series were issued on an unwrapped basis.

In May 2006, the Bank completed a securitization (the "DPR Securitization-VI") transaction by issuance of certificates: Euro 300 millions with a guarantee issued by MBIA Insurance Corp. with maturity of 5 years, US$ 300 millions with no financial guarantee and a maturity of 7 years and US$ 225 millions with a guarantee issued by Ambac Assurance Corp. with maturity of 10 years.

17 Loans and advances from banks (continued)

In November 2005, the Bank completed a securitization (the "DPR Securitization-V") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by CIFG Inc. with a maturity of 7 years, US$ 250 millions with a guarantee issued by XL Capital Assurance with a maturity of 8 years and US$ 125 millions with no financial guarantee and a maturity of 8 years.

In September 2005, the Bank completed a securitization (the "DPR Securitisation-IV") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by Financial Guaranty Insurance Corp. with a final maturity of 7 years, US$ 150 millions with a guarantee issued by Financial Security Assurance with a final maturity of 8 years, US$ 165 millions with a financial guarantee issued by Assured Guaranty Corp. with a final maturity of 8 years, US$ 110 millions with a financial guarantee issued by Radian Asset Assurance Inc. with a final maturity of 7 years, US$ 25 millions with no financial guarantee and a final maturity of 7 years.

In May 2005, the Bank completed a securitization (the "DPR Securitisation-III") transaction by issuance of certificate: US$ 300 millions with a guarantee issued by MBIA Insurance Corp., a final maturity of 8 years.

The DPR securitization is a way of securitizing the Bank's payment orders created via SWIFT MT 103 or similar payment orders in terms of US Dollar, Euro and GBP accepted as derived primarily from the Bank's trade finance and other corporate businesses and paid through foreign depository banks.

18 Subordinated liabilities

Subordinated liabilities comprise of the following:

	31 March 2009			31 December 2008
	Latest Maturity	Interest rates %	Carrying value	Carrying value
Subordinated debt of US$ 500 millions	2017	6.95	826,122	758,502
Subordinated debt of EUR 50 millions	2021	Euribor + 3.5	109,905	-
Subordinated deposit of EUR 48 millions	2016	4.42-7.73	105,524	101,573
Subordinated bonds payable of EUR 30 millions	2016	Euribor + 1.57	65,943	63,474
			1,107,494	923,549
Accrued interest on subordinated liabilities			10,338	23,981
			1,117,832	947,530

On 23 February 2009, the Bank has obtained a 12-year subordinated loan of EUR 50 millions due March 2021 from Proparco (Societe de Promotion et de Participation pour la Cooperation Economique SA) a company of the French Development Agency Group, with an interest of Euribor+3.5% and a repayment option for the Bank at the end of the seventh year.

On 5 February 2007, the Bank obtained a 10-year subordinated fixed-rate notes of US$ 500 millions due February 2017 with a repayment option for the Bank at the end of the fifth year. The fixed rate notes with Political Risk Insurance provided by Steadfast (a subsidiary of Zurich American Insurance Company) received a rating of Baa1 by Moody's Investors Service and priced at par to yield 6.95% to investors.

On 29 September 2006, one of the Bank's affiliates issued its first floating rate note for EUR 30 millions, Euro-denominated lower tier-2 capital, priced at 99.30, arranged by Deutsche Bank and traded on the alternative market in Frankfurt.

As at 31 March 2009, subordinated deposits obtained by the consolidated banking affiliate in Holland amounted to EUR 48 millions (equivalent of TL 105,524 thousands) (31 December 2008: EUR 48 millions, equivalent of TL 101,573 thousands).

18 Subordinated liabilities (continued)

The Bank reclassified certain subordinated liabilities, previously classified in its deposits from customers amounting TL 103,892 thousands, loans and advances from banks amounting TL 780,140 thousands and bonds payable amounting TL 63,498 thousands to subordinated liabilities as of 31 December 2008.

19 Taxation

In Turkey, corporate income tax is levied at the rate of 20% on the statutory corporate income tax base, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from prior years. There is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns and accounting records are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit the tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

In Turkey, the tax legislation does not permit a parent company and its affiliates to file a consolidated tax return. Therefore, the taxation charge, as reflected in the accompanying consolidated financial statements, represents the total amount of the taxation charge of each affiliate.

Tax applications for foreign branches

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax. This tax is calculated based on the income that the taxpayers earn in an accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their statements of financial position, statements of comprehensive income and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next 12 years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

19   Taxation (continued)

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 21% corporate tax (2008: 22%). This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. The rate of the municipality commerce tax is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies and in case of any detected mistake, the amount of the taxes to be paid is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

Tax applications for foreign affiliates

HOLLAND

In Holland, corporate income tax is levied at the rate of 25.5% on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward for nine years to offset against future taxable income. Tax losses can be carried back to one prior year. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assessment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

RUSSIA

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the

19   Taxation (continued)

three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

The total provision for taxes on income is different than the amount computed by applying the Turkish statutory tax rate to income before provision for taxes as shown in the following reconciliation:

	31 March		*31 March*	
	2009	*%*	*2008*	*%*
Taxes on income per statutory tax rate	186,465	20.00	123,598	20.00
Income items exempt from tax or subject to different tax rates	(3,338)	(0.36)	(6,361)	(1.03)
Disallowable expenses	1,010	0.11	9,012	1.46
Others	8,869	0.95	2,797	0.45
Taxation charge	193,006	20.70	129,046	20.88

The taxation charge is comprised of the following:

	For the three-month period ended	
	31 March	*31 March*
	2009	*2008*
Current taxes	222,313	134,819
Deferred taxes	(29,307)	(5,773)
Taxation charge	193,006	129,046

The movement of current tax liability is as follows:

	31 March	*31 December*
	2009	*2008*
Balance at the beginning of the period	127,684	5,301
Current period taxes	222,313	442,315
Current taxes recognised under equity	25,966	135,665
Less: Prepaid corporate taxes	(69,682)	(455,597)
Current tax liability	306,281	127,684

In accordance with the related regulation for prepaid taxes on income, such advance payments during the year are being deducted from the final tax liability for the year. Accordingly, the taxation charge on income is not equal to the final tax liability appearing on the statement of financial position.

Income tax assets/(liabilities) recognised directly in equity is as follows:

	31 March	*31 December*
	2009	*2008*
Unrealised gains on available-for-sale assets	(78,305)	(50,461)
Hedging reserve	822	812
	(77,483)	(49,649)

19 Taxation (continued)

Deferred tax asset and liabilities are attributable to the items detailed in the table below:

	31 March 2009	31 December 2008
Deferred tax asset		
Impairment losses on loans	68,908	68,266
Valuation difference on financial assets and liabilities	63,289	27,190
Short-term employee benefits	30,304	31,684
Impairment of equity participations and tangible assets	21,131	21,974
Defined benefit obligations	20,520	20,520
Discount on miscellaneous receivables	7,633	6,932
Reserve for employee severance indemnity	7,349	8,893
Accruals on credit card rewards	6,103	7,241
Pro-rata basis depreciation expenses	(14,920)	(16,710)
Prepaid expenses and promotions	(32,675)	(33,860)
Others, net	(29,723)	(22,385)
Total deferred tax asset	147,919	119,745

Deferred tax liability

	31 March 2009	31 December 2008
Total deferred tax liability	775	-

As of 31 March 2009, there are not any deferred tax assets and liabilities that have not been recognized in the accompanying consolidated financial statements.

Movements in deferred tax assets and liabilities are detailed in the table below:

	Opening Balance	*Recognized in Income statement*	*Recognized in equity*	*Closing balance*
31 March 2009				
Impairment losses on loans	68,266	642	-	68,908
Valuation difference on financial assets and liabilities	27,190	33,570	2,529	63,289
Short-term employee benefits	31,684	(1,380)	-	30,304
Impairment of equity participations and tangible assets	21,974	(843)	-	21,131
Defined benefit obligations	20,520	-	-	20,520
Discount on miscellaneous receivables	6,932	701	-	7,633
Reserve for employee severance indemnity	8,893	(1,544)	-	7,349
Accruals on credit card rewards	7,241	(1,138)	-	6,103
Pro-rata basis depreciation expenses	(16,710)	1,790	-	(14,920)
Prepaid expenses and promotions	(33,860)	1,185	-	(32,675)
Others, net	(22,385)	(3,676)	(4,437)	(30,498)
Net deferred tax asset	119,745	29,307	(1,908)	147,144

Türkiye Garanti Bankası AŞ and Its Affiliates
Notes to Consolidated Financial Statements
As of and for the Three-Month Period Ended 31 March 2009
(Currency: Thousands of Turkish Lira (TL))

19   Taxation (continued)

	Opening Balance	Recognized in Income statement	Recognized in equity	Closing balance
31 December 2008				
Impairment losses on loans	47,675	20,591	-	68,266
Short-term employee benefits	20,088	11,596	-	31,684
Valuation difference on financial assets and liabilities	17,114	6,176	3,900	27,190
Impairment of equity participations and tangible assets	26,668	(4,694)	-	21,974
Defined benefit obligations	-	20,520	-	20,520
Reserve for employee severance indemnity	9,125	(232)	-	8,893
Accruals on credit card rewards	9,844	(2,603)	-	7,241
Discount on miscellaneous receivables	2,278	4,654	-	6,932
Pro-rata basis depreciation expenses	(10,992)	(5,718)	-	(16,710)
Prepaid expenses and promotions	(21,203)	(12,657)	-	(33,860)
Others, net	3,845	(28,095)	1,865	(22,385)
Net deferred tax asset	104,442	9,538	5,765	119,745

Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

According to this communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

20   Other liabilities and accrued expenses

The principal components of other liabilities and accrued expenses are as follows:

	31 March *2009*	*31 December* *2008*
Blocked accounts against expenditures of card holders	1,845,374	1,815,228
Payables to insurance and reinsurance companies relating to insurance business	1,009,579	905,744
Accrued exchange losses on derivatives	570,406	605,962
Withholding taxes	166,203	268,635
Short-term employee benefits	148,468	154,992
Insurance business related provisions	131,164	123,603
Unearned income	127,381	107,673
Recognized liability for defined benefit obligations	102,601	102,601
Transfer orders	97,783	66,793
Expense accruals	94,679	85,350
Provision for non-cash loans	83,514	39,959
Miscellaneous payables	73,664	69,724
Payables to suppliers relating to financial lease activities	55,333	52,691
Cheques at cleaning house	41,201	48,879
Reserve for employee severance indemnity	38,362	45,513
Blocked accounts	34,569	35,561
Others	200,937	126,861
	4,821,218	4,655,769

Recognized liability for defined benefit obligations

(i) Defined benefit plan

As a result of the changes in legislation described below, the Bank will transfer a substantial portion of its pension liability under the Plan to SSF. This transfer, which will be a settlement of the Bank's obligation in respect of the pension and medical benefits transferable to SSF, will occur within three years from the enactment of the New Law in May 2008. The actual date of the transfer has not been specified yet. However, in the financial statements for the year ended 31 December 2007, the Bank has modified the accounting required by IAS 19 *Employee Benefits* as the Bank believes that it is more appropriate to measure the obligation, in respect of the benefits that will be transferred to SSF, at the expected transfer amount prior to the date on which the transfer and settlement will occur. The expected transfer amount is calculated based on the methodology and actuarial assumptions (discount rate and mortality tables) prescribed in the New Law. As such, this calculation measures the liability to be transferred at the expected settlement amount i.e., the expected value of the payment to be made to SSF to assume that obligation.

The obligation with respect to excess benefits is accounted as a defined benefit plan under IAS 19.

a) Pension and medical benefits transferable to SSF

As per the provisional Article no.23 of the Turkish Banking Law no.5411 as approved by the Turkish Parliament on 19 October 2005, pension funds which are in essence similar to foundations are required to be transferred directly to SSF within a period of three years. In accordance with the Banking Law, the actuarial calculation of the liability (if any) on the transfer should be performed regarding the methodology and parameters determined by the commission established by Ministry of Labor and

20   Other liabilities and accrued expenses (continued)

Social Security. Accordingly, the Bank calculated the pension benefits transferable to SSF in accordance with the Decree published by the Council of Ministers in the Official Gazette no. 26377 dated 15 December 2006 ("Decree") for the purpose of determining the principles and procedures to be applied during the transfer of funds. However the said Article was vetoed by the President and at 2 November 2005 the President initiated a lawsuit before the Turkish Constitutional Court in order to rescind certain paragraphs of the provisional article no.23.

The Bank obtained an actuarial report regarding its obligations at 31 December 2006. This report, which was dated 12 February 2007, is from an actuary, who is registered with the Undersecretariat of the Treasury regarding this Fund in accordance with the Decree. Based on this Decree, the actuarial statement of financial position of the Fund has been prepared using a discount rate of 10.24% and the CSO 1980 mortality table. Based on the actuarial report, the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2006. In accordance with the existing legislation at 31 December 2006, the pension and medical benefits within the social security limits were subject to transfer and the banks were not required to provide any excess social rights and payments.

On 22 March 2007, the Turkish Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of provisional article no.23 of the Turkish Banking Law, which requires the transfer of pension funds to SSF, until the decision regarding the cancellation thereof is published in the Official Gazette. The Constitutional Court stated in its reasoned ruling published in the Official Gazette numbered 26731, dated 15 December 2007 that the reason behind this cancellation was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Grand National Assembly of Republic of Turkey ("Turkish Parliament") worked on the new legal arrangements by taking the cancellation reasoning into account. At 17 April 2008, the New Law has been accepted by the Turkish Parliament and the New Law has been enacted at 8 May 2008 following its publishment in the Official Gazette no 26870. In accordance with the New Law, members of the funds established in accordance with the Social Security Law should be transferred to SSF within three years following its enactment date.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the first paragraph of the provisional Article 20. As of the issuing date of the accompanying consolidated financial statements, there is not any published ruling of the Constitutional Court regarding this application.

The Bank obtained an actuarial report dated 5 February 2009 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the New Law. The actuarial statement of financial position of the Fund has been prepared using a discount rate of 9.80% and the CSO 1980 mortality table, and the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2008.

The Bank's obligation in respect of the pension and medical benefits transferable to SSF has been determined as the value of the payment that would need to be made to SSF to settle the obligation at the date of the statement of financial position in accordance with the related article of the New Law. The pension disclosures set out below therefore reflect the methodology and actuarial assumptions specified in the New Law. This calculation measures the benefit obligation at the expected transfer amount i.e., the estimated amount the Bank will pay to SSF to assume this portion of the obligation.

The pension benefits are calculated annually, as per the calculation as of 31 December 2008 the present value of funded obligations amount to TL 176,416 thousands and the fair value of the planned assets amount to TL 621,594 thousands.

20   Other liabilities and accrued expenses (continued)

	31 December 2008
Present value of funded obligations	
- Pension benefits transferable to SSF (obligation measured at the expected transfer amount)	(296,328)
- Medical benefits transferable to SSF (obligation measured at the expected transfer amount)	135,400
- General administrative expenses	(15,488)
	(176,416)
Fair value of plan assets	621,594
Asset surplus in the plan [*]	445,178

[*] *Asset surplus in this plan will be used as plan assets of the excess benefit plan.*

Plan assets consist of the following:

	31 December 2008
Securities	480,552
Land and buildings	110,600
Cash and due from banks	30,442
	621,594

b) Excess benefits not transferable to SSF

The other social rights and payments representing benefits in excess of social security limits are not subject to transfer to SSF. Therefore these excess benefits are accounted as an ongoing defined benefit plan.

Asset surplus/(shortage) on present value of defined benefit obligation is as follows:

	31 December 2008
Present value of defined benefit obligations	
- Pension	(162,356)
- Health	(250,023)
Fair value of plan assets [*]	445,178
Asset surplus/(shortage) on present value of defined benefit obligation	32,799

[*] *Plan assets are composed of asset surplus in the plan explained in paragraph a).*

As per the actuarial calculation performed as of 31 December 2008 as detailed above, the asset surplus over the fair value of the plan assets to be used for the payment of the obligations also fully covers the benefits not transferable and still a surplus of TL 32,799 thousands remains. However, the Bank's management, acting prudently, did not consider the health premium surplus amounting TL 135,400 thousands as stated above and resulted from the present value of medical benefits and health premiums transferable to SSF and accordingly, kept recognizing a provision amounting TL 102,601 thousands as its liability in the accompanying consolidated financial statements as of 31 December 2008.

Türkiye Garanti Bankası A.Ş and Its Affiliates
Notes to Consolidated Financial Statements
As of and for the Three-Month Period Ended 31 March 2009
(Currency: Thousands of Turkish Lira (TL))

20 Other liabilities and accrued expenses (continued)

	31 December 2008
Asset surplus over present value of defined benefit obligation	32,799
Net present value of medical benefits and health premiums transferable to SSF	(135,400)
Present value of defined benefit obligation	(102,601)

The pension benefits are calculated annually by an independent actuary. In the accompanying interim financial statements, the pension liability calculated as of 31 December 2008 is preserved.

Expenses recognized regarding this benefit plan in the accompanying consolidated statements of comprehensive income for the three-month periods ended 31 March 2009 and 2008 are as follows:

	31 March 2009	31 March 2008
Total contribution payment	26,682	26,579
Provision for unfunded liability	-	4,685
	26,682	31,264

Principal actuarial assumptions used are as follows:

	31 December 2008 %
Discount rates	17.41-10.51
Inflation rates	9.50-5.73
Future real salary increase rates	1.5
Medical cost trend rates	17.80-11.77
Future pension increase rates	9.50-5.73

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

The sensitivity analysis of defined benefit obligation of excess liabilities are as follows:

31 December 2008
% change in defined benefit obligation

Assumption change	Pension Benefits %	Medical Benefits %	Overall %
Discount rate +1%	(10.5)	(14.2)	(12.8)
Discount rate -1%	13.1	18.3	16.3
Medical inflation +10% of CPI		16.6	10.1
Medical inflation -10% of CPI		(7.9)	(4.8)

Short-term employee benefits

Movement in the provision for short-term employee benefits are as follows:

	31 March 2009	31 December 2008
Balance, beginning of the period	154,992	100,402
Payments during the period, net	(53,450)	(217,834)
Provision for the period, net	46,926	272,424
Balance, end of the period	148,468	154,992

45

20   Other liabilities and accrued expenses (continued)

Insurance business related provisions

Insurance business related provisions are detailed in the table below:

	31 March 2009	31 December 2008
Reserve for unearned premiums, net	47,602	43,571
Gross	*72,265*	*53,666*
Reinsurers' share	*(24,663)*	*(10,095)*
Provision for claims, net	8,649	7,428
Gross	*10,496*	*7,765*
Reinsurers' share	*(1,847)*	*(337)*
Life mathematical reserves	74,913	72,604
	131,164	123,603

Reserve for employee severance indemnity

Movement in the reserve for employee severance indemnity is as follows:

	31 March 2009	31 December 2008
Balance, beginning of the period	45,513	44,868
Reversals during the period	(7,182)	(8,816)
Provision for the period	31	9,461
Balance, end of the period	38,362	45,513

The computation of the liabilities is based upon the retirement pay ceiling announced by the government. The ceiling amounts applicable for each year of employment are TL 2,260.05 and TL 2,173.18 as of 31 March 2009 and 31 December 2008, respectively.

The principal actuarial assumptions are as follows:

	31 March 2009 %	31 December 2008 %
Discount rate	6.26	6.26
Interest rate	12.00	12.00
Expected rate of salary/limit increase (*)	5.40	5.40
Turnover rate to estimate the probability of retirement	6.55	6.55

(*) Determined based on the government's future targets for annual inflation.

Provision for non-cash loans

Movement in the provision for non-cash loans are as follows:

	31 March 2009	31 December 2008
Balance, beginning of the period	39,959	32,142
Provision for the period, net	43,555	7,817
Balance, end of the period	83,514	39,959

21   Shareholders' equity

The authorized nominal share capital of the Bank amounted to TL 4,200,000 thousands as of 31 March 2009.

At the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held at 13 June 2008, the Bank decided to repurchase all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of TL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of TL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "retained earnings", and the value of remaining two founder share-certificates has been blocked in the bank accounts.

Subsequent to these purchases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

It has been resolved in the Bank's board of directors meeting held at 22 April 2008 that the paid share capital of the Bank is to be increased by TL 2,100,000 thousands from TL 2,100,000 thousands to TL 4,200,000 thousands. Accordingly, the pre-emptive rights on 210,000,000,000 shares with a total nominal value of TL 2,100,000 thousands have been used during the period between 9 and 23 June 2008. The remaining shares with a total nominal value of TL 5,525 thousands have been sold for the amount of TL 17,405 thousands during the public offering on the ISE primary market. The capital increase is approved by the Istanbul Commercial Registry at 31 July 2008, and accordingly TL 2,100,000 thousands of the cash collected is transferred to "share capital" and the excess balance amounting TL 11,880 thousands over the nominal values of new shares issued to "share premium".

The reserves include legal reserves amounting to TL 289,618 thousands in total which are generated by annual appropriations amounting to 5% of the statutory income of the Bank and its affiliates until such reserves reach 20% of paid-in share capital (first legal reserves). Without limit, a further 10% of dividend distributions in excess of 5% of paid-in share capital appropriated to generate the legal reserves (second legal reserves). The legal reserves are restricted and are not available for distribution as dividends unless they exceed 50% of the share capital.

As per the decision made at the Annual General Assembly at 2 April 2009, 5% of the prior year's net income is allocated to legal reserves in April 2009.

As at 31 March 2009 net minority interest amounts to TL 38,819 thousands (31 December 2008: TL 35,201 thousands). Minority interest is detailed as follows:

	31 March 2009	31 December 2008
Capital and other reserves	14,026	14,012
Retained earnings	21,123	9,389
Current period net income	3,670	11,800
	38,819	35,201

21 Shareholders' equity (continued)

Unrealised gains from changes in fair value of available-for-sale assets are detailed as follows:

	31 March 2009	31 December 2008
Balance at the beginning of the period	177,751	189,382
Net unrealised gains from changes in fair value	162,560	81,536
Related deferred and current income taxes	(32,327)	(31,896)
Net gains transferred to the statement of comrehensive incomeon disposal	(22,414)	(76,435)
Related deferred and current income taxes	4,483	15,164
Balance at the end of the period	290,053	177,751

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities amounting TL 79,322 thousands (31 December 2008: TL 63,466 thousands) that hedges the Bank's net investment in foreign operations. The financial liabilities designated as hedging instrument amount to EUR 196,614,575 and US$ 28,274,282. The hedging relation is effective in achieving offsetting the changes in foreign currencies attributable to hedged item due to changes in foreign currency rates.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred (see Note 24 for the details).

22 Fair value information

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation and best evidenced by a quoted market price.

The estimated fair values of financial instruments have been determined using available market information by the Bank, and where it exists, appropriate valuation methodologies. However, judgment is necessary required to interpret market data to determine the estimated fair value. Turkey has shown signs of an emerging market and has experienced a significant decline in the volume of activity in its financial market. While management has used available market information in estimating the fair values of financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

Management has estimated that the fair value of certain financial assets and liabilities are not materially different than their recorded values except for those of loans and advances to customers and investment securities. These financial assets and liabilities include loans and advances to banks, obligations under repurchase agreements, loans and advances from banks, and other short-term assets and liabilities that are of a contractual nature. Management believes that the carrying amount of these particular financial assets and liabilities approximates their fair value, partially due to the fact that it is practice to renegotiate interest rates to reflect current market conditions.

22 Fair value information (continued)

Fair value of loans and advances to customers is TL 54,768,039 thousands (31 December 2008: TL 53,874,335 thousands), whereas the carrying amount is TL 54,922,701 thousands (31 December 2008: TL 53,870,069 thousands) in the accompanying consolidated statement of financial position as at 31 March 2009.

Fair value of investment securities is TL 27,140,613 thousands (31 December 2008: TL 26,117,422 thousands), whereas the carrying amount is TL 27,083,323 thousands (31 December 2008: TL 26,112,129 thousands) in the accompanying consolidated statement of financial position as at 31 March 2009.

23 Commitments and contingencies

In the ordinary course of business, the Bank and its affiliates undertake various commitments and incur certain contingent liabilities that are not presented in the accompanying consolidated financial statements, including letters of guarantee, acceptance credits and letters of credit. Commitments and contingent liabilities comprise the following:

	31 March *2009*	*31 December* *2008*
Letters of guarantee	11,667,447	11,012,449
Letters of credit	3,431,419	3,320,801
Acceptance credits	194,231	123,807
Others	84,725	110,000
	15,377,822	14,567,057

As at 31 March 2009, commitment for uncalled capital of affiliated companies amounts to TL 250 thousands (31 December 2008: TL 812 thousands).

As at 31 March 2009, commitments for unused credit limits for credit cards, overdrafts, cheques and loans to customers, and commitments for "credit linked notes" amount approximately to TL 18,711,128 thousands (31 December 2008: TL 17,520,902 thousands) in total.

As at 31 March 2009, commitments for the derivative transactions carried out on behalf of customers in the Turkish Derivatives Exchange amount to TL 367,809 thousands (31 December 2008: TL 340,676 thousands) in total.

As at 31 March 2009, commitment for purchase and sale of foreign currencies under spot, forwards, swaps, future rate agreements, options and forward agreements for gold trading amounts to TL 28,444,765 thousands (31 December 2008: TL 24,023,479 thousands), approximately 90% of which are due within a year.

23   Commitments and contingencies (continued)

The breakdown of outstanding commitments arising from derivatives is presented as follows:

	31 March 2009		31 December 2008	
	Purchases	*Sales*	*Purchases*	*Sales*
Forward agreements for customer dealing activities	760,295	1,036,459	615,838	893,999
Currency swap agreements for customer dealing activities	665,909	102,585	839,727	74,756
Options for customer dealing activities	1,092,148	1,000,764	214,852	216,481
Forward agreements for hedging purposes	618,205	414,200	685,667	205,272
Currency swap agreements for hedging purposes	7,174,811	7,325,204	6,574,919	7,498,424
Interest rate and credit default swap agreements	29,461	374,122	71,108	343,647
Interest rate, foreign currency and securities options	3,342,842	3,322,498	2,324,025	2,568,395
Forward rate agreements, foreign currency and interest rate futures	100,009	24,617	2,273	13,279
Forward agreements for gold trading	39,566	124,997	7,849	145,009
Spot foreign currency transactions	465,177	430,896	483,788	244,171
	14,288,423	14,156,342	11,820,046	12,203,433

The following tables summarize the contractual amounts of the forward, swap, futures and options contracts, with details of remaining periods to maturity. Foreign currency amounts are translated at rates ruling at the date of the statement of financial position. Monetary items denominated in foreign currencies are economically hedged using foreign currency derivative contracts. All gains and losses on foreign currency contracts are recognized in the statement of comprehensive income, except for contracts of cash flow hedges as stated above. At 31 March 2009, approximately 103% of the net foreign currency open position of the consolidated statement of financial position was hedged through the use of foreign currency contracts (31 December 2008: 112%).

23   Commitments and contingencies (continued)

31 March 2009	Notional amount with remaining life of					
	Up to 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Over 1 year	Total
Interest Rate Derivatives						
Interest rate swaps	4,556	172,705	56,072	155,903	14,347	403,583
Purchases	4,472	3,676	3,149	13,538	4,627	29,461
Sales	85	169,029	52,923	142,365	9,720	374,122
Interest rate futures	5,050	22,634	-	-	-	27,684
Purchases	5,050		-	-	-	5,050
Sales	-	22,634	-	-	-	22,634
Other Derivatives						
Securities, shares and index options	1,591	-	37,549	1,651	1,874,330	1,915,121
Purchases	1,591	-	18,751	1,651	937,165	959,158
Sales	-	-	18,798	-	937,165	955,963
Currency Derivatives						
Spot exchange contracts	896,073	-	-	-	-	896,073
Purchases	465,177	-	-	-	-	465,177
Sales	430,896	-	-	-	-	430,896
Forward exchange contracts	1,455,393	705,814	264,577	234,427	168,948	2,829,159
Purchases	572,718	504,062	86,116	144,847	70,757	1,378,500
Sales	882,675	201,752	178,461	89,580	98,191	1,450,659
Currency/cross currency swaps	6,194,730	1,873,873	2,256,280	3,816,130	1,127,496	15,268,509
Purchases	3,337,388	1,256,459	1,326,821	884,430	1,035,622	7,840,720
Sales	2,857,342	617,414	929,459	2,931,700	91,874	7,427,789
Options	3,376,374	1,478,569	830,225	1,119,354	38,609	6,843,131
Purchases	1,779,246	806,702	409,988	461,622	18,274	3,475,832
Sales	1,597,128	671,867	420,237	657,732	20,335	3,367,299
Foreign currency futures	7,639	81,535	5,825	1,943	-	96,942
Purchases	7,639	79,552	5,825	1,943	-	94,959
Sale	-	1,983	-	-	-	1,983
Other foreign exchange contracts	153,331	8,955	-	2,277	-	164,563
Purchases	36,075	1,214	-	2,277	-	39,566
Sale	117,256	7,741	-	-	-	124,997
Subtotal Purchases	6,209,355	2,651,665	1,850,650	1,510,308	2,066,445	14,288,423
Subtotal Sales	5,885,382	1,692,420	1,599,878	3,821,377	1,157,285	14,156,342
Total of Transactions	12,094,737	4,344,085	3,450,528	5,331,685	3,223,730	28,444,765

23   Commitments and contingencies (continued)

31 December 2008	Notional amount with remaining life of					
	Up to 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Over 1 year	Total
Interest Rate Derivatives						
Interest rate swaps	3,105	17,728	182,942	194,733	16,247	414,755
Purchases	*705*	*12,124*	*26,473*	*16,606*	*15,200*	*71,108*
Sales	*2,400*	*5,604*	*156,469*	*178,127*	*1,047*	*343,647*
Interest rate futures	-	4,709	1	-	-	4,710
Purchases	-	-	*1*	-	-	*1*
Sales	-	*4,709*	-	-	-	*4,709*
Other Derivatives						
Securities, shares and index options	-	-	68,200	30,969	1,692,640	1,791,809
Purchases	-	-	*68,200*	*10,642*	*846,320*	*925,162*
Sales	-	-	-	*20,327*	*846,320*	*866,647*
Currency Derivatives						
Spot exchange contracts	727,959	-	-	-	-	727,959
Purchases	*483,788*	-	-	-	-	*483,788*
Sales	*244,171*	-	-	-	-	*244,171*
Forward exchange contracts	1,102,185	712,221	211,708	198,808	175,854	2,400,776
Purchases	*661,873*	*333,970*	*139,056*	*98,498*	*68,108*	*1,301,505*
Sales	*440,312*	*378,251*	*72,652*	*100,310*	*107,746*	*1,099,271*
Currency/cross currency swaps	7,022,439	3,030,341	1,925,012	2,148,225	861,809	14,987,826
Purchases	*2,570,681*	*1,438,698*	*880,855*	*1,754,017*	*770,395*	*7,414,646*
Sales	*4,451,758*	*1,591,643*	*1,044,157*	*394,208*	*91,414*	*7,573,180*
Options	1,344,168	764,560	748,252	649,095	25,869	3,531,944
Purchases	*515,908*	*404,703*	*414,572*	*266,926*	*11,606*	*1,613,715*
Sales	*828,260*	*359,857*	*333,680*	*382,169*	*14,263*	*1,918,229*
Foreign currency futures	-	10,842	-	-	-	10,842
Purchases	-	*2,272*	-	-	-	*2,272*
Sale	-	*8,570*	-	-	-	*8,570*
Other foreign exchange contracts	128,009	15,974	8,875	-	-	152,858
Purchases	*5,970*	*1,879*	-	-	-	*7,849*
Sale	*122,039*	*14,095*	*8,875*	-	-	*145,009*
Subtotal Purchases	4,238,925	2,193,646	1,529,157	2,146,689	1,711,629	11,820,046
Subtotal Sales	6,088,940	2,362,729	1,615,833	1,075,141	1,060,790	12,203,433
Total of Transactions	10,327,865	4,556,375	3,144,990	3,221,830	2,772,419	24,023,479

24   Financial risk management disclosures

This section provides details of the Bank and its affiliates' exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Bank and its affiliates are exposed, are credit risk, liquidity risk, market risk and operational risk. Market risk includes currency risk, interest rate risk and option risk.

The nature of the risks and the approach to managing risk differs fundamentally between the trading and non-trading portfolios; section 24.2 contains risk management information related to the trading portfolio and section 24.3 deals with the non-trading portfolio.

Risk management framework

Developing risk management policies and strategies, and controlling these functions are among the responsibilities of the Board of Directors. Consequently, the Risk Management Department, which carries out the risk management activities and works independently from executive activities, report directly to the Board of Directors.

The Board of Directors monitors the effectiveness of the risk management system through the audit committee, other related committees and senior management.

The Bank's risk management policy is established on its maintainable long term, value adding growth strategy. This policy is measuring risks with the methods in compliance with its activities and international standards, and optimal allocation of economic capital to business lines considering the risk-return balance.

The Risk Management System consists of all the mechanisms related to establishment of standards, information flow, determination of the compliance with standards, decision making and applications processes; which were put into practice by the Board of Directors in order to monitor, control and change when deemed necessary the risk-return structure and the future cash flows of the Bank and the quality and the level of related activities.

The risks are measured with the internationally accepted methodologies in compliance with local and international regulations, the Bank's structure, policy and procedures. They are effectively managed and assessed in a continuously growing manner. At the same time, studies for compliance with the international banking applications, such as Basel II, are carried out.

In order to ensure the compliance with the rules altered pursuant to the Articles 23, 29 and 31 of the Banking Law No. 5411 and the Articles 36 and 43 of Regulation on Internal Systems within the Banks, dated 1 November 2006, the Bank revised the current written policies and implementation procedures regarding management of each risk encountered in its activities in February 2007.

The Bank has purchased an integrated software system to place better risk management and Basel II applications in order to support and improve risk management activities. The Bank aims to establish the Basel II applications in line with BRSA's roadmap.

24 Financial risk management disclosures (continued)

Audit Committee

The Audit Committee consists of two members of the Board of Directors who do not have any executive functions. The Audit Committee, which was established to assist the Board of Directors in its auditing and supervising activities, is responsible for:

- The supervision of the efficiency and effectiveness of the internal control, risk management and internal audit systems of the Bank, functioning of these systems as well as accounting and reporting systems within the framework of related procedures, and the integrity of information generated;

- The preliminary assessment on the selection process of independent audit firms and the systematic monitoring of the activities of these companies;

- The maintenance and coordination of the internal audit functions of corporations subject to consolidated internal audits.

Other Committees

Market, credit and operational sub-risk committees have been established in order to support the implementation of risk management and internal audit systems within the Bank by sharing information with the involved units.

24.1 Derivative financial instruments

The Bank and its affiliates enter into a variety of derivative financial instruments for hedging and risk management purposes. This note describes the derivatives used. Further details of the objectives and strategies in the use of derivatives are set out in the sections of this note on non-trading activities. Details of the nature and terms of derivative instruments outstanding at the dates of the statements of financial position are set out in Note 23. Derivative financial instruments used include swaps, futures, forwards, options and other similar types of contracts whose value changes in response to changes in interest rates, foreign exchange rates and gold prices. Derivatives are individually negotiated over-the-counter contracts. A description of the main types of derivative instruments used is set out below:

Swaps

Swaps are over-the-counter agreements to exchange future cash flows based upon agreed notional amounts. Most commonly used swaps are currency swaps. The Bank and its affiliates are subject to credit risk arising from the respective counterparties' failure to perform. Market risk arises from the possibility of unfavorable movements in market rates relative to the contractual rates of the contract.

Futures and forwards

Futures and forward contracts are commitments to either purchase or sell a designated financial instrument, currency, commodity or an index at a specified future date for a specified price and may be settled in cash or another financial asset. Futures are standardized exchange-traded contracts whereas forwards are individually traded over-the-counter contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract values are settled daily. Therefore credit risk is limited to the net positive change in the market value for a single day. Futures contracts have little credit risk because the counterparties are futures exchanges. Forward contracts result in credit exposure to the counterparty. Futures and forward contracts both result in exposure to market risk based on changes in market prices relative to contracted amounts.

24 Financial risk management disclosures (continued)

Options

Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell (put option) to the writer a specified underlying at a specified price on or before a specified date. The Bank enters into foreign exchange options. Foreign currency options provide protection against rising or falling currency rates. The Bank as a buyer of over-the-counter options is subject to market risk and credit risk since the counterparty is obliged to make payments under the terms of the contract if the Bank exercises the option. As the writer of over-the-counter options, the Bank is subject to market risk only since it is obliged to make payments if the option is exercised.

24.2 Trading activities

The Bank and its affiliates maintain active trading positions in non-derivative financial instruments. Most of the trading activities are customer driven. In anticipation of customer demand, an inventory of capital market instruments is carried and access to market liquidity is maintained by quoting bid and offer prices to and trading with other market makers. Positions are also taken in the interest rate, foreign exchange, debt and equity markets based on expectations of future market conditions. These activities constitute the proprietary trading business and enable the Bank and its affiliates to provide customers with capital market products at competitive prices. As trading strategies depend on both market-making and proprietary positions, given the relationships between instruments and markets, those are managed in concert to maximize net trading income. Trading activities are managed by type of risk involved and on the basis of the categories of trading instruments held.

Counterparty credit risk

The Bank and its affiliates' counterparty credit exposure at the date of the statement of financial position from financial instruments held or issued for trading purposes is represented by the fair value of instruments with a positive fair value at that date, as recorded on the statement of financial position. Notional amounts disclosed in the notes to the financial statements do not represent the amounts to be exchanged by the parties to derivatives and do not measure the exposure to credit or market risks. The amounts to be exchanged are based on the terms of the derivatives.

The risk that counterparties to trading instruments might default on their obligations is monitored on an ongoing basis. In monitoring credit risk exposure, consideration is given to trading instruments with a positive fair value and to the volatility of the fair value of trading instruments. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral. Master netting agreements provide for the net settlement of contracts with the same counterparty in the event of default.

Market risk

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. The instruments are recognized at fair value, and all changes in market conditions directly affect net trading income.

The Bank and its affiliates manage its use of trading instruments in response to changing market conditions. Exposure to market risk is formally managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

24   Financial risk management disclosures (continued)

24.3   *Non-trading activities*

Below is a discussion of the various risks the Bank and its affiliates are exposed to as a result of its non-trading activities and the approach taken to manage those risks.

Liquidity risk

Liquidity risk arises in the general funding of the Bank and its affiliates' activities and in the management of positions. It includes both the risk of being unable to fund assets at appropriate maturities and rates and the risk of being unable to liquidate an asset at a reasonable price and in an appropriate time frame.

The Bank and its affiliates have access to a diverse funding base. Funds are raised using a broad range of instruments including deposits, syndications, securitizations, bonds issuance, other funding sources and share capital. This enhances funding flexibility, limits dependence on any one source of funds and generally lowers the cost of funds. The Bank strives to maintain a balance between continuity of funding and flexibility through the use of liabilities with a range of maturities. Liquidity risk is continuously assessed through identifying and monitoring changes in funding required for meeting business goals and targets set in terms of the overall strategy. In addition, a portfolio of liquid assets is held as a part of the Bank's liquidity risk management strategy.

Exposure to liquidity risk

The calculation method used to measure the banks compliance with the liquidity limit is set by BRSA. Currently, this calculation is performed on a bank only basis. In November 2006, BRSA issued a new communiqué on the measurement of liquidity adequacy of banks. The legislation requires the banks to meet minimum 80% liquidity ratio of foreign currency assets/liabilities and minimum 100% liquidity ratio of total assets/liabilities on a weekly and monthly basis effective from 1 June 2007. The Bank's liquidity ratios for the first quarter of 2009 and the year of 2008 are as follows:

	31 March 2009			
	First Maturity Bracket (Weekly)		***Second Maturity Bracket (Monthly)***	
	FC	***FC + TL***	***FC***	***FC + TL***
Average (%)	168.40	157.50	101.40	110.18
Maximum (%)	184.75	167.05	110.29	113.47
Minimum (%)	137.78	145.34	89.43	107.40

	31 December 2008			
	First Maturity Bracket (Weekly)		***Second Maturity Bracket (Monthly)***	
	FC	***FC + TL***	***FC***	***FC + TL***
Average (%)	168.14	149.56	110.42	108.99
Maximum (%)	215.04	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

The Bank's banking affiliate in Holland is subject to a similar liquidity measurement, however the Dutch Central Bank does not impose limits, rather monitors the banks' overall liquidity position to ensure there is no significant deterioration in the liquidity of banks operating in Holland.

The Bank's banking affiliate in Russia is subject to three levels of liquidity requirement since 2004; instant liquidity of minimum 15%, current liquidity of minimum 50% and long-term liquidity of maximum 120%. The affiliate complies with the local legislation.

The following table provides an analysis of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings based on the remaining periods to repayment:

	31 March 2009						31 December 2008					
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 year	Total	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 year	Total
MONETARY ASSETS												
New Turkish Lira												
Cash and balances with central banks	1,885,611	-	-	-	-	1,885,611	2,519,678	-	-	-	-	2,519,678
Financial assets at fair value through profit or loss	29,777	10,292	144,196	166,074	-	350,339	22,173	2,230	40,665	87,929	2,267	155,264
Loans and advances to banks	782,078	39,730	48,762	1,435,568	-	2,306,138	739,727	40,897	71,053	936,707	-	1,788,384
Loans and advances to customers	9,422,389	3,165,321	2,943,029	7,649,833	2,402,827	25,583,399	9,207,023	3,509,951	2,938,457	7,940,741	2,308,772	25,904,944
Accrued exchange gain on derivatives	41,941	59,541	378,811	75,575	1,044	556,912	39,404	80,084	454,129	96,835	2,226	672,678
Other assets	238,599	1,028,417	464	918	4,239	1,272,637	192,176	920,753	16	5	6,530	1,119,480
Security investments	248,921	248,055	4,596,012	16,403,605	-	21,496,593	77,398	1,094,374	2,103,031	17,051,920	790,999	21,117,722
Deferred tax asset	-	-	-	128,638	-	128,638	-	-	-	102,031	-	102,031
Total New Turkish Lira monetary assets	12,649,316	4,551,356	8,111,274	25,860,211	2,408,110	53,580,267	12,797,579	5,648,289	5,607,351	26,216,168	3,110,794	53,380,181
Foreign currency												
Cash and balances with central banks	1,273,355	-	-	-	-	1,273,355	1,452,855	-	-	-	-	1,452,855
Financial assets at fair value through profit or loss	71,009	75,053	96,079	92,366	5,247	339,754	85,930	3,052	125,437	187,228	7,226	408,873
Loans and advances to banks	5,780,465	264,878	1,236,199	311,727	1,664,880	9,258,149	3,736,536	262,072	1,127,298	313,532	776,419	6,215,857
Loans and advances to customers	1,605,346	3,580,708	5,315,703	9,031,539	9,684,766	29,218,062	1,272,896	2,782,704	6,070,877	8,346,844	9,304,124	27,777,445
Accrued exchange gain on derivatives	1,997	12,002	35,305	42,723	-	92,027	19,323	64,654	33,284	19,286	3,172	139,719
Other assets	2,715,378	8,677	-	6,944	15,791	2,746,790	1,743,174	956	5,036	6,333	14,528	1,770,027
Security investments	144,994	251,113	425,662	1,997,250	2,767,711	5,586,730	56,669	36,985	412,004	1,874,347	2,614,402	4,994,407
Deferred tax asset	-	-	-	19,281	-	19,281	-	-	-	17,714	-	17,714
Total foreign currency monetary assets	11,592,544	4,192,431	7,108,948	11,501,830	14,138,395	48,534,148	8,367,383	3,150,423	7,773,936	10,765,284	12,719,871	42,776,897
Total Monetary Assets	24,241,860	8,743,787	15,220,222	37,362,041	16,546,505	102,114,415	21,164,962	8,798,712	13,381,287	36,981,452	15,830,665	96,157,078
MONETARY LIABILITIES												
New Turkish Lira												
Deposits	30,147,206	1,682,317	442,094	73,805	-	32,345,422	26,490,260	2,273,438	255,104	99,786	-	29,118,588
Obligations under repurchase agreements	8,444,417	202	-	578,719	-	9,023,338	9,880,488	325	-	571,711	-	10,452,524
Loans and advances from banks	601,574	38,300	389,885	1,299,938	722,911	3,052,608	788,187	101,421	359,391	697,630	790,327	2,736,956
Subordinated liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Accrued exchange loss on derivatives	138,731	99,909	212,618	23,309	1,827	476,394	51,938	94,122	274,735	101,872	23,660	546,327
Other liabilities and accrued expenses	2,096,347	9,939	1,555,238	183,380	437,387	4,282,291	2,042,108	1,553	1,382,351	193,635	332,116	3,951,763
Total New Turkish Lira monetary liabilities	41,428,275	1,830,667	2,599,835	2,159,151	1,162,125	49,180,053	39,252,981	2,470,859	2,271,581	1,664,634	1,146,103	46,806,158
Foreign currency												
Deposits	24,506,190	2,967,213	2,455,086	1,235,053	132,518	31,296,060	23,472,334	2,078,233	2,107,100	1,076,571	104,261	28,838,499
Obligations under repurchase agreements	-	136,706	272,598	-	-	409,304	285,792	192,877	221,987	-	0	700,656
Loans and advances from banks	372,346	1,938,439	3,340,237	4,085,445	1,400,559	11,137,026	273,750	433,303	4,712,709	3,246,269	2,040,596	10,706,627
Subordinated liabilities	-	-	105,523	67,761	944,548	1,117,832	798	571	51,900	99,839	794,422	947,530
Accrued exchange loss on derivatives	30,557	1,925	16,746	44,743	-	93,971	10,788	15,484	14,559	18,673	131	59,635
Other liabilities and accrued expenses	164,792	58,330	45,814	514	6,168	275,618	105,363	53,797	59,043	30	7,495	225,728
Total foreign currency monetary liabilities	25,073,885	5,102,613	6,236,004	5,433,516	2,483,793	44,329,811	24,148,825	2,774,265	7,167,298	4,441,382	2,946,905	41,478,675
Total Monetary Liabilities	66,502,160	6,933,280	8,835,839	7,592,667	3,645,918	93,509,864	63,401,806	5,245,124	9,438,879	6,106,016	4,093,008	88,284,833

57

24 Financial risk management disclosures (continued)

Market risk

Interest rate risk: The Bank and its affiliates' operations are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including investments) and interest-bearing liabilities mature or reprice at different times or in differing amounts. In the case of floating rate assets and liabilities the Bank and its affiliates are also exposed to basis risk, which is the difference in repricing characteristics of the various floating rate indices, such as the deposit rate and nine months libor and different types of interest. Treasury activities are aimed at optimizing net interest income, given market interest rate levels consistent with the Bank's business strategies.

Asset-liability risk management activities are conducted in the context of the Bank's sensitivity to interest rate changes. In general, as common in current economic environment, the consolidated financial statements are liability sensitive because its interest-earning assets have a longer duration and reprice slightly less frequently than interest-bearing liabilities. This means that in rising interest rate environments, margins earned will narrow as liabilities reprice. However, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted dates and variations in interest rate sensitivity within repricing periods and among currencies.

Interest rate derivatives are primarily used to bridge the mismatch in the repricing of assets and liabilities. This is done in accordance with the guidelines established by the Bank's asset-liability management committee.

Some assets have indefinite maturities or interest rate sensitivities and are not readily matched with specific liabilities. Those assets are funded through liability pools based on the assets' estimated maturities and repricing characteristics.

Part of the Bank's return on financial instruments is obtained from controlled mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates on which the instruments mature.

Türkiye Garanti Bankası AŞ and Its Affiliates
Notes to Consolidated Financial Statements
As of and for the Three-Month Period Ended 31 March 2009

(Currency Thousands of Turkish Lira (TL))

The following table provides an analysis of interest rate sensivity of monetary assets and monetary liabilities of the consolidated entities into relev

	31 March 2009						
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 year	Non-Interest Bearing	Total
MONETARY ASSETS							
Cash and balances with central banks	83.682	-	-	-	-	3,075,284	3,158,966
Financial assets at fair value through profit or loss	7,323	85,035	242,708	252,408	5,223	97,396	690,093
Loans and advances to banks	6,048,025	1,223,474	3,276,273	34,368	-	982,147	11,564,287
Loans and advances to customers	16,182,993	13,087,619	11,232,314	10,154,916	2,816,256	1,327,363	54,801,461
Other assets	1,903,276	6,099	464	7,862	20,025	2,730,640	4,668,366
Security investments	3,198,688	1,794,253	10,494,332	8,195,378	1,857,934	1,542,738	27,083,323
Deferred tax asset	-	-	-	-	-	147,919	147,919
Total Monetary Assets	27,423,987	16,196,480	25,246,091	18,644,932	4,699,438	9,903,487	102,114,415
MONETARY LIABILITIES							
Deposits	44,886,767	4,164,301	4,152,850	868,715	527	9,568,322	63,641,482
Obligations under repurchase agreements	8,434,300	133,096	268,499	548,635	-	48,112	9,432,642
Loans and advances from banks	7,255,067	3,259,781	2,138,840	567,640	839,206	129,100	14,189,634
Subordinated liabilities	158	65,943	1,018,331	9,431	13,629	10,340	1,117,832
Other liabilities and accrued expenses	-	-	-	-	-	5,128,274	5,128,274
Total Monetary Liabilities	60,576,292	7,623,121	7,578,520	1,994,421	853,362	14,884,148	93,509,864

	31 December 2008						
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 year	Non-Interest Bearing	Total
MONETARY ASSETS							
Cash and balances with central banks	212,283	-	-	-	-	3,760,250	3,972,533
Financial assets at fair value through profit or loss	57,294	8,626	164,468	267,560	9,169	57,020	564,137
Loans and advances to banks	3,778,865	1,109,182	1,984,869	85,626	-	1,045,699	8,004,241
Loans and advances to customers	22,171,170	5,854,812	8,613,797	11,118,960	4,777,650	1,146,000	53,682,389
Other assets	1,713,148	301	5,052	6,338	21,056	1,956,009	3,701,904
Security investments	1,461,403	7,793,738	5,410,603	7,904,237	1,751,035	1,791,113	26,112,129
Deferred tax asset	-	-	-	-	-	119,745	119,745
Total Monetary Assets	29,394,163	14,766,659	16,178,789	19,382,721	6,558,910	9,875,836	96,157,078
MONETARY LIABILITIES							
Deposits	40,660,124	4,446,989	3,207,854	650,287	-	8,991,833	57,957,087
Obligations under repurchase agreements	10,135,486	189,213	217,010	549,999	-	61,472	11,153,180
Loans and advances from banks	7,704,272	3,079,578	1,856,570	511,382	3,076	288,705	13,443,583
Subordinated liabilities	13,283	838,354	61,398	7,106	3,408	23,981	947,530
Other liabilities and accrued expenses	-	-	-	-	-	4,783,453	4,783,453
Total Monetary Liabilities	58,513,165	8,554,134	5,342,832	1,718,774	6,484	14,149,444	88,284,833

24   Financial risk management disclosures (continued)

The following table indicates the effective interest rates by major currencies for the major components of the consolidated statement of financial position for the first quarter of 2009 and the year of 2008:

| | *31 March 2009* | | | |
	US$ %	EUR %	TL %	*Other Currencies* %
Assets				
Loans and advances to banks	0.25-7.25	0.50-6.89	10.50-17.08	9.50
Debt and other fixed or floating income instruments	6.20	5.75	18.02	-
Loans and advances to customers	0.62-19.00	0.80-19.00	10.95-32.00	5.72-22.00
Liabilities				
Deposits:				
- Foreign currency deposits	1.50-6.50	1.75-7.50	-	2.00-10.50
- Bank deposits	0.65-5.85	0.70-6.94	9.50-11.62	8.00
- Saving deposits	-	-	13.03-20.00	-
- Commercial deposits	-	-	13.74-20.00	-
- Public and other deposits	-	-	12.96	-
Obligations under repurchase agreements	3.67-4.90	3.70-6.75	10.88	-
Loans and advances from banks	2.88-8.03	2.89-6.70	11.54-13.93	3.19

| | *31 December 2008* | | | |
	US$ %	EUR %	TL %	*Other Currencies* %
Assets				
Loans and advances to banks	0.25-6.70	1.00-7.60	15.00-22.85	-
Debt and other fixed or floating income instruments	6.86	7.19	20.47	-
Loans and advances to customers	2.00-19.00	3.15-19.00	16.99-35.20	5.51-22.00
Liabilities				
Deposits:				
- Foreign currency deposits	1.00-6.50	2.00-7.50	-	2.00-10.50
- Bank deposits	1.50-6.85	1.95-6.94	15.00-18.11	0.75
- Saving deposits	-	-	15.75-21.98	-
- Commercial deposits	-	-	15.75-23.52	-
- Public and other deposits	-	-	21.89	-
Obligations under repurchase agreements	3.03-4.90	3.7-6.75	15.26	9.80
Loans and advances from banks	3.44-7.97	5.02-6.85	14.50-21.42	2.33

24   Financial risk management disclosures (continued)

The market risk arising from trading transactions is calculated via Value at Risk (VaR). In addition to this, the stress tests and scenario analysis are performed. The interest rate risk of the statement of financial position is monitored with methods such as static duration, gap and sensitivity analysis.

Internal limits are set as well as legal limits in order to restrict market risk; value at risk limits for trading portfolio, position limits set for trading desks, single transaction limits set for traders and stop-loss limits. Approval, update, monitoring, override and warning procedures of these limits are put into practice and changed with the approval of the Board of Directors.

The consolidated value at market risks as of 31 March 2009 and 31 December 2008 calculated as per the statutory consolidated financial statements prepared for BRSA reporting purposes within the scope of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006, are as follows:

	31 March 2009			31 December 2008		
	Average	*Highest*	*Lowest*	*Average*	*Highest*	*Lowest*
Interest rates risk	3,712,556	3,752,613	3,672,500	2,949,982	3,672,500	1,197,599
Common share risk	110,388	121,475	99,300	135,565	200,888	50,527
Currency risk	309,244	392,163	226,325	185,936	226,325	155,075
Option risk	326,450	530,575	122,325	214,980	353,475	122,325
Total value at risk	4,458,638	4,796,826	4,120,450	3,486,463	4,453,188	1,525,526

Exposure to interest rate risk – non-trading portfolios

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank revisited its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and participating in determination of risk limits.

24   Financial risk management disclosures (continued)

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is responsible of healthy performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the parametric VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developed from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

Currency risk

The Bank and its affiliates are exposed to currency risk through transactions in foreign currencies and through its investment in foreign operations.

The Bank and its affiliates' main foreign operations are in Holland and Moscow. The measurement currencies of its operations are Euro and US Dollars. As the currency in which the Bank presents its consolidated financial statements is TL, the consolidated financial statements are affected by currency exchange rate fluctuations against TL.

The Bank finances a significant proportion of its net investment in foreign operations with borrowings in the same currencies as the relevant measurement currencies to mitigate its currency risk. Currency swaps are also used to match the currency of some of its other borrowings to the measurement currencies involved.

24   Financial risk management disclosures (continued)

The Bank and its affiliates' transactional exposures give rise to foreign currency gains and losses that are recognized in the statement of comprehensive income. These exposures comprise the monetary assets and monetary liabilities that are not denominated in the measurement currency of the Bank involved, excluding borrowings treated as hedges of net investments in foreign operations. These exposures are as follows:

| | 31 March 2009 | | | |
	US$	EUR	Other Currencies	Total
Assets				
Cash and balances with central banks	155,127	1,090,099	28,129	1,273,355
Financial assets at fair value through profit or loss	206,673	69,605	63,476	339,754
Loans and advances to banks	6,666,977	2,446,695	144,477	9,258,149
Loans and advances to customers	18,615,286	9,849,797	802,337	29,267,420
Other assets	1,176,268	1,747,259	16,793	2,940,320
Investment securities	4,969,458	577,938	39,334	5,586,730
Investments in equity participations	-	700	-	700
Tangible assets	398	91,623	13,818	105,839
Deferred tax asset	-	19,281	-	19,281
Total Assets	31,790,187	15,892,997	1,108,364	48,791,548
Liabilities				
Deposits	16,916,543	13,379,175	1,000,342	31,296,060
Obligations under repurchase agreements	320,943	88,361	-	409,304
Loans and advances from banks	6,590,517	4,541,774	4,735	11,137,026
Current and deferred tax liability	-	6,900	-	6,900
Subordinated liabilities	834,644	283,189	-	1,117,832
Other liabilities and accrued expenses	170,226	132,672	59,790	362,689
Total Liabilities	24,832,873	18,432,071	1,064,867	44,329,811
Net Statement of Financial Position	6,957,314	(2,539,074)	43,497	4,461,737
Net Off Balance Sheet Position	(7,369,927)	2,768,058	25,332	(4,576,537)
Net Long/(Short) Position	(412,613)	228,984	68,829	(114,800)

| | 31 December 2008 | | | |
	US$	EUR	Other Currencies	Total
Total Assets	28,718,124	13,236,609	1,034,830	42,989,563
Total Liabilities	23,201,218	17,321,887	955,570	41,478,675
Net Statement of Financial Position	5,516,906	(4,085,278)	79,260	1,510,888
Net Off Balance Sheet Position	(5,762,984)	4,080,591	(10,020)	(1,692,413)
Net Long/(Short) Position	(246,078)	(4,687)	69,240	(181,525)

24   Financial risk management disclosures (continued)

For the purposes of the evaluation of the table above, the figures represent the TL equivalent of the related hard currencies.

The short positions in the statement of financial position shown in the table above are hedged by currency swaps, forward contracts and other derivatives entered into to manage these currency exposures. In respect of monetary assets and liabilities in foreign currencies that are not economically hedged, the Bank and its affiliates ensure that their net exposures are kept to an acceptable level by buying and selling foreign currencies at spot rates when considered appropriate.

The net amount of Russian Rubles denominated assets and liabilities as included in the above table at their TL equivalents, is a net asset of TL 60,848 thousands at 31 March 2009 (31 December 2008: TL 90,379 thousands).

Credit risk

The Bank and its affiliates are subject to credit risk through its trading, lending, hedging and investing activities and in cases where they act as intermediaries on behalf of customers or other third parties or issues guarantees.

Credit risk associated with trading and investing activities is managed through the Bank's market risk management process.

The Bank and its affiliates' primary exposures to credit risk arise through its loans and advances. The amount of credit exposure in this regard is represented by the carrying amounts of these assets on the statement of financial position. The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

The Bank and its affiliates are exposed to credit risk on various other financial assets, including derivative instruments used for hedging and debt investments. The current credit exposure in respect of these instruments is equal to the carrying amount of these assets in the statement of financial position. In addition, the Bank and its affiliates are exposed to off balance sheet credit risk through guarantees issued (Note 23).

The risk that counterparties to both derivative and other instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral.

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

24 Financial risk management disclosures (continued)

Exposure to credit risk

	Loans and advances to customers	
	31 March 2009	31 December 2008
Individually impaired	1,688,404	1,368,312
Allowance for impairment	(1,313,244)	(984,281)
Carrying amount	375,160	384,031
Collectively impaired	-	-
Allowance for impairment	(253,920)	(196,351)
Carrying amount	(253,920)	(196,351)
Past due but not impaired	1,091,789	607,054
Carrying amount	1,091,789	607,054
Neither past due nor impaired	53,655,313	53,019,768
Loans with renegotiated terms	54,359	55,567
Carrying amount	53,709,672	53,075,335
Total carrying amount	54,922,701	53,870,069

As of 31 March 2009 and 31 December 2008, the Bank has no allowance for loans and advances to banks.

Impaired loans

Impaired loans are loans for which the Bank determines that it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan agreement due to lack of assets, high debtness ratio, insufficient working capital and/or equity of the customer.

Sectoral and geographical concentration of impaired loans

The Bank and its affiliates monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of non-performing loans and lease receivables is shown below:

	31 March 2009	31 December 2008
Consumer loans	1,030,680	808,931
Textile	162,260	131,530
Chemistry and chemical products	67,923	70,525
Construction	64,623	50,755
Food	53,856	40,260
Agriculture and stockbreeding	46,485	37,786
Service sector	37,454	29,128
Durable consumption	23,881	18,078
Metal and metal products	22,608	17,371
Others	178,634	163,948
Total non-performing loans and lease receivables	1,688,404	1,368,312

24 Financial risk management disclosures (continued)

	31 March 2009	*31 December 2008*
Turkey	1,666,937	1,344,276
Romania	10,475	16,232
Russia	8,252	5,176
Holland	1,930	1,847
Germany	810	781
Total non-performing loans and lease receivables	1,688,404	1,368,312

Past due but not impaired loans

These are loans where contractual interest or principal payments are past due but the Bank believes that impairment is not appropriate on the basis of the level of collateral available and the customer's current activities, assets and financial position.

Allowances for impairment

The Bank establishes an allowance for impairment losses that represents its estimate of incurred losses in its loan portfolio. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a portfolio-basis loan loss allowance established for groups of homogeneous assets in respect of losses that have been incurred but have not been identified on loans subject to individual assessment for impairment.

Write-off policy

The Bank writes off a receivable balance (and any related allowances for impairment losses) when it is determined that the receivable is uncollectible based on the evidence of insolvency issued by the Court. In cases where any possible collections are negligible comparing to the prospective expenses and costs, such receivables are written off by the decision of the board of directors.

Collateral policy

The Bank's policy is to require suitable collateral to be provided by certain customers prior to the disbursement of approved loans. The Bank and its affiliates currently hold collateral against loans and advances to customers in the form of mortgage interests over property, other registered securities over assets and guarantees. Collateral generally is not held over loans and advances to banks, except when securities are held as part of reverse repurchase and securities borrowing activity. Collateral usually is not held against investment securities, and no such collateral was held at 31 March 2009 and 31 December 2008.

Approximately 73% of the outstanding performing loans is collateralized. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The agreements specify monetary limits to the Bank and its affiliates' obligations. The extent of collateral held for performing guarantees and letters of credit is approximately 79%.

24 Financial risk management disclosures (continued)

The breakdown of performing cash and non-cash loans and advances to customers by type of collateral is as follows:

	31 March 2009	31 December 2008
Cash loans		
Secured loans:	39,281,360	37,858,171
Secured by cash collateral	1,195,362	1,217,556
Secured by mortgages	13,738,214	12,945,098
Secured by government institutions or government securities	2,357,404	2,015,479
Guarantees issued by financial institutions	198,236	169,122
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	21,792,144	21,510,916
Unsecured loans	14,192,730	14,678,214
Total performing loans and financial lease receivables	53,474,090	52,536,385
Non-cash loans		
Secured loans:	12,128,736	12,007,037
Secured by cash collateral	559,977	594,599
Secured by mortgages	1,548,938	1,453,631
Guarantees issued by financial institutions	27,554	4,921
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	9,992,267	9,953,886
Unsecured loans	3,249,086	2,560,020
Total non-cash loans	15,377,822	14,567,057

An estimate of the fair value of collateral held against non-performing loans and receivables is as follows:

	31 March 2009	31 December 2008
Mortgages	408,324	341,058
Promissory notes and surety	352,577	295,228
Pledge assets	203,642	151,207
Cash collateral	1,804	372
Unsecured	722,057	580,447
	1,688,404	1,368,312

The amounts reflected in the tables above represent the maximum accounting loss that would be recognized at the date of the statement of financial position if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. The amounts, therefore, greatly exceed expected losses, which are included in the allowance for uncollectibility.

Operational risks

Operational risk expresses the probability of loss that may arise from the overlook of faults and inconsistency with the established rules due to the deficiencies in the Bank and its affiliates' internal controls, manner of the management and the personnel that are not in coherence with time and conditions, deficiencies in the bank management, faults and problems in information technology systems and disasters such as earthquake, fire, flood or terror attacks.

24   Financial risk management disclosures (continued)

The operational risk items in the Bank are determined in accordance with the definition of operational risk by considering the whole processes, products and departments. The control areas are set for operational risks within the Bank and all operational risks are followed by assigning the risks to these control areas. In this context, appropriate monitoring methodology is developed for each control area that covers all operational risks and control frequencies are determined.

Currently, the value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is defined as net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, non-recurring gains and income derived from insurance claims. The result is added to risk weighted assets in the capital adequacy calculation.

Capital management – regulatory capital

BRSA sets and monitors capital requirements for the Bank as a whole. The parent company and individual banking operations are directly supervised by their local regulators. In implementing current capital requirements BRSA requires the banks to maintain a prescribed ratio of minimum 8% of total capital to total value at credit, market and operational risks. The Bank and its affiliates' consolidated regulatory capital is analysed into two tiers:

-   Tier 1 capital, which includes paid-in capital, share premium, legal reserves, retained earnings, translation reserve and minority interest after deductions for goodwill and certain cost items.

-   Tier 2 capital, which includes qualifying subordinated liabilities, general impairment allowances and the element of the fair value reserve relating to unrealised gain/(loss) on assets classified as available-for-sale.

Banking operations are categorised as either trading book or banking book, and risk-weighted assets are determined according to specified requirements that seek to reflect the varying levels of risk attached to assets and off-balance sheet exposures.

The Bank's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The impact of the level of capital on shareholders' return is also recognised and the Bank recognises the need to maintain a balance between the higher returns that might be possible with greater gearing and the advantages and security afforded by a sound capital position. There have been no material changes in the Bank's management of capital during the period.

The Bank and its individually regulated operations have complied with externally imposed capital requirements throughout the period.

24 Financial risk management disclosures (continued)

The Bank's and its affiliates' regulatory capital position on a consolidated basis at 31 March 2009 and 31 December 2008 was as follows:

	31 March 2009	31 December 2008
Tier 1 capital	9,719,126	9,506,293
Tier 2 capital	1,629,866	1,415,587
Deductions from capital	(110,527)	(461,243)
Total regulatory capital	11,238,465	10,460,637
Value at credit, market and operational risks	75,584,253	70,429,654
Capital ratios (%)		
Total regulatory capital expressed as a percentage of total value at credit, market and operational risks	14.87	14.85
Total tier 1 capital expressed as a percentage of total value at credit, market and operational risks	12.86	13.50

24.4 Hedging

Due to the Bank and its affiliates' overall interest rate risk position and funding structure, its risk management policies require that it should minimize its exposure to changes in foreign currency rates and manage interest rate, credit risk and market price risk exposure within certain guidelines. Derivative financial instruments are used to manage the potential earnings impact of interest rate and foreign currency movements. Several types of derivative financial instrument are used for this purpose, including interest rate swaps and currency swaps, options, financial futures, forward contracts and other derivatives. The purpose of the hedging activities is to protect the Bank and its affiliates from the risk that the net cash inflows will be adversely affected by changes in interest or exchange rates, credit ratings or market prices. The Bank and its affiliates enter into transactions to ensure that it is economically hedged in accordance with risk management policies. In the accompanying consolidated financial statements, hedge accounting is applied for the cases where hedge accounting relationship is evidenced.

In prior periods, the Bank entered into various interest rate swap transactions in order to hedge its certain cash flow exposures primarily on floating rate assets and liabilities, through converting its floating rate income/payments into fixed rate income/payments. The following table includes certain characteristics of such swap transactions outstanding as of 31 March 2009:

Notional amount	Fixed payer rate (%)	Floating payer rate(%)	Fixed payment frequency	Maturity
US$ 29.2 millions	5.445	3 month Libor + 1.75	Quarterly	2009
US$ 103.1 millions	3.35	3 month Libor + 0.40	Quarterly	2012

In January 2009, the Bank has exercised eleven interest rate swap transactions held for cash flow risk management of the prior periods before their maturities. The Bank has recognized a total income amounting EUR 36,321,000 and US$ 16,000,000 (equivalent of TL 100,808 thousands in total) collected on the same transaction dates as per the related agreements under trading income in the accompanying consolidated financial statements.

In January 2008, the Bank exercised four interest rate swap transactions held for cash flow risk management of the prior periods before their maturities. The Bank recognized a total income amounting US$ 38,670,000 (equivalent of TL 45,002 thousands) collected on the same transaction dates as per the related agreements under trading income in the accompanying consolidated financial statements.

25 Affiliates, associates and special purpose entities

The table below sets out the consolidated affiliates, associates and special purpose entities of the Bank and its shareholding interests in these entities as at 31 March 2009:

Consolidated entities	*Shareholding Interest (%)*
Garanti Bank International NV	100.00
Garanti Bank Moscow	100.00
Garanti Portföy Yönetimi AŞ	100.00
Garanti Yatırım Menkul Kıymetler AŞ	100.00
Garanti Financial Services plc.	100.00
Garanti Fund Management Co. Ltd.	100.00
Garanti Bilişim Teknolojisi ve Tic. AŞ	100.00
Garanti Filo Yönetimi Hizmetleri AŞ	100.00
Garanti Finansal Kiralama AŞ	98.94
Garanti Emeklilik ve Hayat AŞ	84.91
Garanti Faktoring Hizmetleri AŞ	81.84
Eureko Sigorta AŞ	20.00
Garanti Diversified Payment Rights Finance Company *(a)*	-
T2 Capital Finance Company *(a)*	-

(a) Garanti Diversified Payment Rights Finance Company and T2 Capital Finance Company are the special purpose entities established for the Bank's securitization and subordinated debt transactions, respectively, that are explained in Note 17. The Bank or any of its affiliates does not have any shareholding interests in these companies.

Garanti Kültür AŞ (The legal name of Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ has been changed as Garanti Kültür AŞ at 8 February 2008) is excluded from the consolidation scope as of 31 December 2008 as the company does not have material operations and results.

Garanti Fund Management Co. Ltd. (100.00%) and Garanti Financial Services plc (100.00%) are under liquidation as of the reporting date.

26 Net fee and commission income

	31 March 2009	*31 March 2008*
Fee and commission income:		
Credit cards fees	275,416	238,001
Retail banking	97,770	92,242
SME banking	59,385	50,480
Commercial banking	46,462	33,143
Corporate banking	22,499	16,924
Others	62,758	63,215
Total fee and commission income	564,290	494,005
Fee and commission expense:		
Credit cards fees	73,705	69,981
Retail banking	1,809	313
SME banking	863	177
Commercial banking	299	61
Others	37,362	17,524
Total fee and commission expense	114,038	88,056
Net fee and commission income	450,252	405,949

Türkiye Garanti Bankası AŞ and Its Affiliates
Notes to Consolidated Financial Statements
As of and for the Three-Month Period Ended 31 March 2009
(Currency: Thousands of Turkish Lira (TL))

27 Other operating expenses

	31 March 2009	31 March 2008
Credit card rewards and promotion expenses	64,957	55,067
Advertising expenses	20,554	18,450
Taxes and duties other than on income	18,773	15,970
Saving deposits insurance fund	17,789	13,903
Utility expenses	17,141	11,367
EDP expenses	16,888	21,593
Claim loss from insurance business	7,074	9,039
Repair and maintenance expenses	5,560	4,152
Research and development expenses	3,490	2,619
Others	53,815	67,915
	226,041	220,075

28 Use of estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Bank's critical accounting policies and estimates, and the application of these policies and estimates. These disclosures supplement the commentary on financial risk management (see Note 24).

Key sources of estimation uncertainty

Allowances for credit losses
Assets accounted for at amortized cost are evaluated for impairment on a basis described in accounting policy Note 7.

The specific counterparty component of the total allowances for impairment applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows that are expected to be received. In estimating these cash flows, management makes judgement about a counterparty's financial situation and the net realisable value of any underlying collateral. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the credit risk function.

Portfolio-basis assessed impairment allowances cover credit losses inherent in portfolios of claims with similar economic characteristics when there is objective evidence to suggest that they contain impaired claims, but the individual impaired items cannot yet be identified. A component of portfolio-basis assessed allowances is for country risks. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances depends on how well these estimate future cash flows for specific counterparty allowances and the model assumptions and parameters used in determining collective allowances.

Determining fair values

The determination of fair value for financial assets and liabilities for which there is no observable market price requires the use of valuation techniques as described in significant accounting policies and Note 22. For financial instruments that trade infrequently and have little price transparency, fair

71

28   Use of estimates and judgements (continued)

value is less objective, and requires varying degrees of judgement depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument.

Critical accounting judgements in applying the Bank's accounting policies

Critical accounting judgements made in applying the Bank's accounting policies include:

Financial asset and liability classification

The Bank's accounting policies provide scope for assets and liabilities to be designated on inception into different accounting categories in certain circumstances:

- In classifying financial assets or liabilities as "trading", the Bank has determined that it meets the description of trading assets and liabilities set out in accounting policy *(i) Financial instruments.*

- In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that it has met one of the criteria for this designation set out in accounting policy *(i) Financial instruments.*

- In classifying financial assets as held-to-maturity, the Bank has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy *(h) Financial instruments.*

Securitizations
In applying its policies on securitised financial assets, the Bank has considered both the degree of transfer of risks and rewards on assets transferred to another entity and the degree of control exercised by the Bank over the other entity:

- When the Bank, in substance, controls the entity to which financial assets have been transferred, the entity is included in these consolidated financial statements and the transferred assets are recognised in the Bank's consolidated statement of financial position.

- When the Bank has transferred financial assets to another entity, but has not transferred substantially all of the risk and rewards relating to the transferred assets, the assets are recognised in the Bank's consolidated statement of financial position.

- When the Bank transfers substantially all the risks and rewards relating to the transferred assets to an entity that it does not control, the assets have been derecognised from the Bank's consolidated statement of financial position.

Details of the Bank's securitisation activities are given in Note 17.

29   Subsequent event

With the agreement signed on 12 May 2009, the Bank has renewed the syndication loan facility amounting EUR 600 millions, which was obtained on 8 May 2008. The syndication loan facility, which consists of two tranches amounting US$ 109,974,375 and EUR 517,312,500 equivalent of EUR 600 millions in total, has been completed with the participation of 31 banks from 15 different countries for a one-year maturity. The total costs of this loan facility with two tranches that will be used for financing of export contracts are Libor+2.5% and Euribor+2.5%, respectively.